   As filed with the Securities and Exchange Commission on February 6, 2002
                                                  Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                         THE COLONIAL BANCGROUP, INC.
            (Exact name of Registrant as Specified in Its Charter)

                               -----------------

         Delaware                    6711                   63-0661573
 (State of Incorporation)      (Primary Standard         (I.R.S. Employer
                                  Industrial            Identification No.)
                              Classification Code
                                    Number)

                        One Commerce Street, Suite 800
                           Montgomery, Alabama 36104
                                (334) 240-5000
           (Address of principal executive offices) (Telephone No.)

                               -----------------

                              William A. McCrary
                                Senior Counsel
                             Post Office Box 1108
                        Montgomery, Alabama 36101-1108
                    (Name and address of agent for service)

                               -----------------

                                  Copies to:

                  Willard H. Henson      Charles E. Greef, Esq.
              Miller, Hamilton, Snider  Jenkens & Gilchrist, P.C.
                   & Odom, L.L.C.
                One Commerce Street,     1445 Ross Avenue, Suite
                      Suite 305                   3200
              Montgomery, Alabama 36104 Dallas, Texas 75202-2799
               Telephone: 334-834-5550   Telephone: 214-855-4337
               Facsimile: 334-265-4533   Facsimile: 214-855-4300

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               -----------------

                      CALCULATION OF REGISTRATION FEE(1)

================================================================================

                                                                     Proposed        Proposed
                                                                     Maximum          Maximum       Amount of
                                                    Amount to be  Offering Price     Aggregate     Registration
Title of Each Class of Securities to be Registered Registered (1)    Per Unit    Offering Price(2)     Fee
---------------------------------------------------------------------------------------------------------------
     Common Stock, par value $2.50 per share......   6,275,008    Not Applicable    $28,174,786       $2,592

================================================================================
(1) This Registration Statement covers the maximum number of shares of common stock of the Registrant which is expected to be issued in connection with the merger.
(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based upon the December 31, 2001 book value of $17.96 per share of 1,568,752 shares of company acquired, including 232,000 shares subject to employee stock options.

                               -----------------

   The Registrant hereby amends this Registration Statement on each such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

[LOGO] First Mercantile Bank

Corporate Office
8144 Walnut Hill Lane
Suite 180
Dallas, Texas 75231
(214) 692-1717

                           MERCANTILE BANCORP, INC.
                              FEBRUARY    , 2002

Dear Shareholder:

   You are cordially invited to attend the special meeting of Shareholders of Mercantile Bancorp, Inc., which will be held on March 19, 2002, at 6:00 p.m. local time. The special meeting will be held at Mercantile's main office, located at 8144 Walnut Hill Lane, Suite 180, Dallas, Texas.

   At the special meeting, you will be asked to consider and vote on approval of an Agreement and Plan of Merger, dated as of November 29, 2001, between Mercantile and The Colonial BancGroup, Inc. The merger agreement provides for us to merge with BancGroup. In the merger, you will receive whole shares of BancGroup common stock in exchange for shares of Mercantile common stock held by you. The exchange ratio, or number of shares of BancGroup common stock you will receive for each share of Mercantile common stock you own, will be determined by multiplying the number of shares of Mercantile common stock you own immediately before the merger is completed by 3.4808. In other words, BancGroup will exchange approximately 3.4808 shares of its common stock for each share of Mercantile common stock. This amount is subject to adjustment based upon the market value of BancGroup common stock during the trading period shortly before the merger. Cash will be paid for any fractional shares. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Mercantile common stock is required to approve the merger agreement.

   The second purpose of the meeting is to consider and vote upon approval of certain proposed payments to Roy J. Salley, the Chief Executive Officer of Mercantile and First Mercantile Bank, N.A., to the extent that such payments may constitute "parachute payments" under Section 280G of the Internal Revenue Code. These payments are separate from and do not affect the amounts to be received by Mercantile shareholders pursuant to the merger agreement. The board of directors of Mercantile, excluding Mr. Salley, has unanimously recommended approval of the 280G payments to Mr. Salley. The affirmative vote of the holders of at least 75% of the outstanding shares of Mercantile common stock, excluding shares owned by Mr. Salley, is required to approve the 280G payments to Mr. Salley.

   This proxy statement-prospectus provides detailed information about the merger, the terms of the merger agreement and the formula for converting shares of Mercantile common stock into shares of BancGroup common stock in the merger. In addition, detailed information regarding the 280G payments to Mr. Salley is also provided in this proxy statement - prospectus. Please read carefully the entire proxy statement-prospectus. You can find additional information about BancGroup from documents filed with the Securities and Exchange Commission.

   Your board of directors has unanimously approved the merger agreement as being in the best interests of Mercantile shareholders and recommends that you vote "FOR" the approval of the merger agreement. The Board of Directors believes that the 280G payments are in the best interests of Mercantile and its shareholders, and unanimously recommends that you vote "FOR" approval and adoption of the proposal to make the 280G payments.

   Accordingly, your vote is important no matter how large or small your holdings may be. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting. If you attend the special meeting, you may vote in person if you wish, and your proxy will not be used.

                                          Sincerely,

                                          /s/ JOE LONGBOTHAM
                                          _____________________________________
                                          JOE LONGBOTHAM
                                          Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Bancgroup common stock to be issued in the merger or determined if this proxy statement-prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO] First Mercantile Bank

8144 Walnut Hill Lane
Suite 180
Dallas, Texas 75231
(214) 692-1717

                           MERCANTILE BANCORP, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                  To Be Held on March 19, 2002, at 6:00 p.m.

   NOTICE IS HEREBY GIVEN that a special meeting of Shareholders of Mercantile Bancorp, Inc. will be held at Mercantile's main office location at 8144 Walnut Hill Lane, Suite 180, Dallas, Texas 75231, on March 19, 2002, at 6:00 p.m., local time, for the following purposes:

   1. Merger. To consider and vote upon the proposal to approve and adopt the Agreement and Plan of Merger, dated November 29, 2001, by and between The Colonial BancGroup, Inc. and Mercantile Bancorp, Inc. BancGroup will be the surviving corporation in the merger. At the time of the merger, each share of your Mercantile common stock will be converted into the right to receive the number shares of BancGroup common stock as determined in accordance with the terms of the merger agreement, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying proxy statement-prospectus. The merger agreement is attached to the accompanying proxy statement-prospectus as Appendix A.

   2. 280G Payments. To consider and vote upon a proposal to approve certain proposed payments to Roy J. Salley, the Chief Executive Officer of Mercantile and First Mercantile Bank, N.A., to the extent such payments may constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code.

   We describe these items more fully in the proxy statement-prospectus accompanying this notice. We encourage you to read the entire document carefully.

   3. Other Matters. To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

   We have fixed the close of business on       , 2002, as the record date for
the determination of Mercantile shareholders entitled to notice of and to vote at the special meeting. Only our holders of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof. You are entitled to assert dissenters' rights pursuant to the Texas Business Corporation Act. A copy of the dissenters' rights provisions is attached to the enclosed proxy statement-prospectus as Appendix B.

   You are cordially invited to attend the special meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with our president, by executing a later dated proxy and delivering it to our president, or by attending the special meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/  JOE LONGBOTHAM
                                          _____________________________________
                                          JOE LONGBOTHAM
                                          Chairman of the Board

February       , 2002

                               TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................................................   i
SUMMARY.....................................................................................   1
A WARNING ABOUT FORWARD-LOOKING STATEMENTS..................................................  12
THE SPECIAL MEETING.........................................................................  13
   General..................................................................................  13
   Record Date; Shares Entitled to Vote; Vote Required for the Merger and the 280G Payments.  13
   Solicitation, Voting and Revocation of Proxies...........................................  14
   Effect of Merger on Outstanding BancGroup Common Stock...................................  15
PROPOSAL 1:  APPROVAL OF THE MERGER AGREEMENT...............................................  16
   The Merger...............................................................................  16
   Background of the Merger.................................................................  16
   Mercantile's Board of Directors' Reasons for the Merger..................................  18
   Fairness Opinion of SAMCO................................................................  19
   Recommendation of the Board of Directors of Mercantile...................................  22
   BancGroup's Reasons for the Merger.......................................................  22
   Interests of Certain Persons in the Merger...............................................  23
   Conversion of Mercantile Common Stock....................................................  25
   Surrender of Mercantile Common Stock Certificates........................................  26
   Treatment of Mercantile Options..........................................................  27
   Certain Federal Income Tax Consequences..................................................  28
   Change in Shareholder Rights.............................................................  30
   Conditions to Consummation of the Merger.................................................  30
   Amendment or Termination of Agreement....................................................  31
   Commitment with Respect to Other Offers..................................................  32
   Regulatory Approvals.....................................................................  32
   Conduct of Business Pending the Merger...................................................  34
   Indemnification..........................................................................  36
   Rights of Dissenting Shareholders........................................................  36
   Resale of BancGroup Common Stock Issued in the Merger....................................  38
   Accounting Treatment.....................................................................  39
   Mercantile Trust Preferred Securities....................................................  39
   NYSE Reporting of BancGroup Common Stock Issued in the Merger............................  39
   Management Following the Merger..........................................................  39
PROPOSAL 2:  THE 280G PAYMENTS..............................................................  40
   Summary of Payments......................................................................  40
   Approval of 280G Payments................................................................  41
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................................................  42
BANCGROUP CAPITAL STOCK AND DEBENTURES......................................................  44
   BancGroup Common Stock...................................................................  44
   BancGroup Preference Stock...............................................................  44
   BancGroup Debt...........................................................................  45
   Changes in Control.......................................................................  46
COMPARATIVE RIGHTS OF SHAREHOLDERS..........................................................  48
   Director Elections.......................................................................  48
   Removal of Directors.....................................................................  48
   Voting...................................................................................  48
   Preemptive Rights........................................................................  48
   Directors' Liability.....................................................................  49
   Indemnification..........................................................................  49
   Special Meetings of Shareholders; Action Without a Meeting...............................  50
   Mergers, Share Exchanges and Sales of Assets.............................................  50
   Amendment of Articles or Certificate of Incorporation and Bylaws.........................  51
   Rights of Dissenting Stockholders........................................................  52

                                                                                          Page
                                                                                          ----
  Preferred Stock........................................................................  52
  Effect of the Merger on Mercantile Shareholders........................................  52
BUSINESS OF BANCGROUP....................................................................  54
  General................................................................................  54
  Voting Securities and Principal Stockholders...........................................  54
  Security Ownership of Management.......................................................  55
  Management Information.................................................................  56
BUSINESS OF MERCANTILE...................................................................  56
  General................................................................................  56
 First Mercantile Bank Activities........................................................  56
  Competition............................................................................  57
  Lending Activities.....................................................................  57
  Deposit Activities.....................................................................  58
  Investments............................................................................  59
  Employees..............................................................................  59
  Properties.............................................................................  59
  Legal Proceedings......................................................................  60
  Information on Mercantile's Web Site...................................................  60
  Security Ownership of Management and Certain Beneficial Owners.........................  61
ADJOURNMENT OF SPECIAL MEETING...........................................................  63
OTHER MATTERS............................................................................  63
DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS...................................  63
LEGAL MATTERS............................................................................  63
EXPERTS..................................................................................  64
WHERE YOU CAN FIND MORE INFORMATION......................................................  65
APPENDIX A--Agreement and Plan of Merger................................................. A-1
APPENDIX B--Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act Regarding
  Dissenter's Rights..................................................................... B-1
APPENDIX C--Fairness Opinion of SAMCO dated __________, 2002............................. C-1

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  What should I do now?

A: Send in your proxy card. After reviewing this document, indicate on your proxy card how you want to vote, and sign, date, and mail it in the enclosed envelope as soon as possible to ensure that your shares will be represented at the special meeting.

If you sign, date, and send in your proxy and do not indicate how you want to vote, your proxy will be voted (i) in favor of the merger agreement and the merger and (ii) in favor of the 280G payments. If you do not sign and send in your proxy, and if you do not attend and cast your vote in person at the special meeting, it will have the effect of voting against the merger and the 280G payments.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Yes, if you give your broker instructions on how to do so. Your broker will vote your shares of Mercantile common stock only if you provide your broker with instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger and the 280G payments.

Q:  Can I revoke my proxy and change my mind?

A: Yes. You may revoke your proxy up to the time of the special meeting by taking any of the actions explained under "The Special Meeting -- General" on
page        of this proxy statement-prospectus, including by giving a written notice of revocation, signing and delivering a new later-dated proxy, or by attending the special meeting and voting in person.

Q:  Can I vote my shares in person?

A: Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card.

Q:  Should I send in my stock certificates now?

A: No. After the merger is completed, BancGroup or its exchange agent will send you written instructions explaining how you exchange your Mercantile common stock certificates for certificates representing shares of BancGroup common stock.

Q.  When do you expect the merger to be completed?

A. We expect the merger to be completed in the first quarter of 2002. However, the timing of the completion of the merger is dependent on the merger agreement being approved by our shareholders as well as the approval of certain bank regulatory agencies.

Q:  Whom can I call with questions?

A: If you want additional copies of this document, or if you want to ask any questions about the merger or the 280G payments, you should contact: Malcolm Holland, President of First Mercantile Bank, Telephone: (214) 692-1717.

                                    SUMMARY

   This summary highlights selected information from this proxy statement-prospectus. It does not contain all of the information that will be important to you as you consider your vote. You should carefully read the entire document and the other documents to which we refer. These will give you a more detailed description of the transaction that we are proposing. For more information about BancGroup, see "Where You Can Find More Information" (page
      ). Each item in this summary refers to the pages where that subject is discussed in greater detail elsewhere in the proxy statement-prospectus. In this section, the terms "we" and "us" refer to Mercantile and "you" refers to
owners of record of Mercantile common stock on              , 2002, the record
date.

The Companies


[LOGO] The Colonial BancGroup, Inc.
                              One Commerce Street
                             Post Office Box 1108
                           Montgomery, Alabama 36101
                                (334) 240-5000

   BancGroup is a financial holding company whose wholly-owned subsidiary, Colonial Bank, provides corporate and retail banking services and products in Alabama, Florida, Georgia, Tennessee, Texas and Nevada. As of December 31, 2001, BancGroup's total assets were approximately $13.2 billion, deposits were approximately $8.3 billion and shareholders' equity was approximately $865 million.

[LOGO] First Mercantile Bank
                           Mercantile Bancorp, Inc.
                       8144 Walnut Hill Lane, Suite 180
                              Dallas, Texas 75231
                                (214) 692-1717

   Mercantile is a bank holding company whose indirect and wholly-owned subsidiary, First Mercantile Bank, N.A., provides corporate and retail banking services principally in Dallas, Texas. As of September 30, 2001, Mercantile's total assets were about $346.3 million, deposits were about $297.9 million and shareholders' equity was about $24.6 million.

The Merger

   Pursuant to the merger agreement, Mercantile will merge with and into BancGroup and the separate legal existence of Mercantile will cease. As a result of the merger, Mercantile shareholders will become stockholders of BancGroup. We encourage you to read the entire merger agreement, which is attached as Appendix A.

What Mercantile shareholders will receive in the merger (page       )

   When the merger becomes effective, Mercantile will cease to exist as a separate entity and you, as a shareholder of Mercantile, will be entitled to receive shares of BancGroup common stock. The exchange ratio, or the amount of BancGroup common stock that you will receive, will be determined as follows:

  . if the Market Value, which is an average of closing prices for BancGroup common stock during a fixed period before the close of the merger, of BancGroup common stock is between $11.00 and $15.00 per share, then Mercantile shareholders will receive 3.4808 shares of BancGroup common stock for each share of Mercantile common stock owned just before the merger becomes effective;

  . if the Market Value of BancGroup common stock is less than $11.00, Mercantile shareholders will receive the number of shares of BancGroup common stock equal to:

                                       $38.29
                        the number of shares of Mercantile common stock owned
                          just before the
     ----
                   X
                        merger becomes effective; and
     Market Value

  . if the Market Value of BancGroup common stock is more than $15.00, Mercantile shareholders will receive the number of shares of BancGroup common stock equal to:

                                       $52.21
                        the number of shares of Mercantile common stock owned
                          just before the
     ----
                   X
                        merger becomes effective.
     Market Value

   These formulas are designed to adjust the number of shares you receive depending on whether the value of BancGroup common stock rises or falls before the merger becomes effective. For example, if just before the merger becomes effective, the Market Value of BancGroup common stock is $16.00 per share and you owned 100 shares of Mercantile common stock, then you would receive:

     $52.21
                     3.26 X 100 shares = 326 shares of BancGroup common stock.
     -----
                =
     $16.00

   If the market value of BancGroup common stock were $10.00, then you would receive:

     $38.29
                     3.82 X 100 shares = 382 shares of BancGroup common stock.
     -----
                =
     $10.00

   In the event that a business combination transaction is announced in which BancGroup is the target, the exchange rate will be fixed at 3.4808, irrespective of the Market Value of BancGroup common stock.

   BancGroup will not issue fractional shares in the merger. If the number of shares you are to receive is not a whole number, you will receive cash in an amount equal to the fractional share multiplied by the Market Value of BancGroup common stock instead of the fractional share.

Treatment of Mercantile Options

   Holders of options to acquire shares of Mercantile common stock will have their options treated in one of the following manners:

  . each Mercantile option holder may elect to participate in a cash free exchange of his Mercantile options for BancGroup common stock by providing written notice to BancGroup, at least five days prior to the effective date, of the option holder's desire to exchange his or her Mercantile options for BancGroup common stock;

  . each Mercantile option holder may elect to receive cash for the holder's Mercantile options by providing written notice to Mercantile, at least five days prior to the effective date, of the option holder's desire to receive cash for his or her Mercantile option; or

  . if a Mercantile option holder does not notify BancGroup of the option holder's desire to exchange Mercantile options for BancGroup common stock or cash, then BancGroup will assume the Mercantile options held by the Mercantile option holder in accordance with the Mercantile stock option plan.

   Mercantile option holders who elect to exchange their Mercantile options for BancGroup common stock will receive the number of shares of BancGroup common stock equal to the value of such holder's Mercantile options, with cash in lieu of any fractional shares. Mercantile option holders who elect to exchange their Mercantile options for cash will receive an amount of cash equal to the value of such holder's Mercantile options. For a discussion regarding the calculation of the value of the Mercantile options, see "Proposal 1: Approval of the Merger
Agreement--Treatment of the Mercantile Options" beginning on page   . Officers
of Mercantile who hold Mercantile options may be eligible to receive a cash bonus in connection with the exchange of their Mercantile options for shares of BancGroup common stock or cash. See "Proposal 1: Approval of the Merger Agreement--Interests of Certain Persons in the Merger--Assumption of Mercantile
Options" beginning on page   .

Comparative Market Prices (page       )

   BancGroup common stock is traded on the New York Stock Exchange. On November 29, 2001, the last trading day before we announced the merger, the closing price of BancGroup common stock was $14.00. On January 23, 2002, BancGroup common stock closed at $14.57.

   Mercantile common stock is not publicly traded. Mercantile is not aware of any trades of any shares of Mercantile common stock. The only sales of Mercantile common stock known to management of Mercantile are original issuances of Mercantile common stock by Mercantile to Mercantile shareholders. The last known transaction before November 29, 2001, the last business day before the merger was announced, was September 10, 2001 in connection with Mercantile's acquisition of TownBank, N.A. pursuant to which Mercantile sold shares of Mercantile common stock for $27.00 per share.

   The following table summarizes the comparative values of the two stocks just before the merger agreement was signed and the BancGroup equivalent price per share of Mercantile common stock.

                                           Equivalent price per
                                               Mercantile's
                BancGroup(1) Mercantile(2)       share(3)
                ------------ ------------- --------------------
                   $14.00...    $27.00            $48.73

--------
(1) Closing price on November 29, 2001.
(2) Price obtained for shares sold on September 10, 2001.
(3) If the merger had closed on November 29, 2001, you would have received
    3.4808 shares of BancGroup common stock for each share of Mercantile common stock you owned on that date.

Mercantile's Reasons for the Merger (page       )

   We believe that the merger is in your best interest. We considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

  .  the overall terms of the proposed transaction;

  .  our need for greater access to capital to support growth;

  . our need to provide additional banking related services and products to meet the expanding needs of our customers;

  . the fact that the merger will enable you to exchange your shares of Mercantile common stock (for which there is no established public trading market) for shares of BancGroup common stock, a larger and more diversified entity, whose stock is widely held and actively traded;

   We also took into account an opinion received from an independent financial advisor, SAMCO Capital Markets, a Division of Service Asset Management Company, that the terms of the exchange ratio are fair from a financial point of view, to you. In our deliberations, we did not assign any relative or specific weight to any of the factors that are discussed above, and individual members of our board of directors may have given different weights to different factors as they were discussed. In addition, the discussion of the information above and factors we considered is not intended to be exhaustive of the factors considered.

The Shareholders' Meeting (page       )

   We will hold a special meeting of our shareholders at 6:00 p.m. local time, on Tuesday, March 19, 2002 at our main office located at 8144 Walnut Hill Lane, Suite 180, Dallas, Texas. At the special meeting, we will ask our shareholders:

  .  to approve the merger agreement;

  . to approve certain proposed payments to Roy J. Salley, the Chief Executive Officer of Mercantile and First Mercantile Bank, to the extent such payments may constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, generally referred to as the 280G payments; and

  . to act on any other matters that may be properly put to a vote at the special meeting.

Our Recommendations to our Shareholders (page       )

   Your board of directors believes that the merger agreement and the 280G payments are fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger agreement and "FOR" approval of the proposal to make the 280G payments.

Record Date; Voting Power (page       )

   You may vote at the special meeting if you owned shares of Mercantile common
stock as of the close of business on       , 2002. You will have one vote for
each share of Mercantile common stock you owned on that date.

Vote Required (page       )

   If a quorum is present at the special meeting, then the affirmative vote of at least two-thirds of the outstanding shares will be sufficient to approve the merger agreement. In order to approve the 280G payments to Mr. Salley, the holders of more than 75% of all of the outstanding shares of Mercantile common stock, excluding those shares held or constructively owned by Mr. Salley, must approve the 280G payments. A quorum consists of a majority of the shares outstanding on the record date.

   On the record date, 1,336,752 shares of Mercantile common stock were outstanding. The directors, executive officers and other affiliates of Mercantile own 304,730 shares of Mercantile common stock representing approximately 22.80% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the merger agreement and, with the exception of Mr. Salley who owns 100 shares and will abstain from the vote on the proposal to approve the 280G payments, have expressed their intention to vote for the 280G payments. In this regard, holders of at least an additional 586,439 shares of Mercantile common stock must vote "FOR" the merger agreement and holders of at least an additional 697,860 shares of Mercantile common stock must vote "FOR" the 280G payments.

Exchange of Certificates (page       )

   Shortly after we complete the merger, you will receive detailed instructions on how to exchange your shares. PLEASE DO NOT SEND US ANY STOCK CERTIFICATES UNTIL YOU RECEIVE THOSE INSTRUCTIONS.

Conditions to Completion of the Merger (page       )

   The completion of the merger depends on meeting a number of conditions, including the following:

  .  the shareholders of Mercantile must approve the merger agreement;

  . the receipt of all required regulatory approvals and any waiting periods must have passed;

  . no governmental order blocking completion of the merger, and no proceedings by a government body trying to block the merger;

  . all of the representations and warranties of Mercantile and BancGroup must be true and correct including the representation by Mercantile that no payments to any employees of Mercantile will fail to be deductible by virtue of Section 280G of the Code;

  . the existence of no material adverse changes in the results of operations, financial conditions or affairs of either Mercantile or BancGroup;

  . the shares of BancGroup common stock to be issued in the merger have been approved for listing on the New York Stock Exchange;

  . the holders of no more than 10% of the outstanding shares of Mercantile common stock have elected to dissent from the merger;

  . certain officers and directors of Mercantile must have delivered affiliate agreements to BancGroup;

  . the delivery of an executed employment agreement to BancGroup by each of Roy J. Salley, C. Malcolm Holland and Michael A. Kowalski;

  .  the completion of the merger on or before August 31, 2002; and

  . the receipt of certain professional opinions, including a letter from the firm of SAMCO that the exchange ratio is fair, from a financial point of view, to our shareholders and a letter from PricewaterhouseCoopers LLP that the merger will qualify as a tax free reorganization.

   Unless prohibited by law, either Mercantile or BancGroup could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page       )

   The two companies can agree at any time to terminate the merger agreement before completing the merger, even if the shareholders of Mercantile have already voted to approve it.

   Either company can also terminate the merger agreement:

  . if the other party has materially breached the merger agreement and has not cured the breach;

  . if the merger has not been completed by August 31, 2002, (provided that the failure to complete has not been caused by the breach of the company electing to terminate); or

  . if Mercantile enters into a binding agreement with any third party to merge with, or sell control to, that third party. In that event, Mercantile may be required to pay liquidated damages to BancGroup.

Federal Income Tax Consequences (page       )

   We expect that neither of the two companies nor Mercantile's shareholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except in connection with any cash that Mercantile's shareholders may receive for fractional shares. BancGroup has received an opinion from PricewaterhouseCoopers LLP that this will be the case. The opinion will not bind the Internal Revenue Service, which could take a different view.

   This nonrecognition of gain or loss tax treatment will not apply to Mercantile's shareholders who dissent from the transaction and receive cash instead of BancGroup common stock for their Mercantile common stock as provided under Texas law. The procedures for exercising dissenters' rights are discussed
at page       .

   None of the currently outstanding options to purchase Mercantile common stock are qualified as "incentive" stock options. Therefore, holders of such options will recognize taxable income if and when they exercise such options equal to the fair market value of the stock subject to the option over the exercise price at the date of exercise. Mercantile, or BancGroup if such options are exercised after the completion of the merger, would be entitled to a tax deduction for the same value. If a Mercantile option holder chooses to exchange his or her options for cash or for BancGroup common stock, then such holder will recognize taxable income for the value of such cash or stock and taxable income for the cash bonus that will also be paid to such a holder. See "Proposal 1: Approval of the Merger Agreement--Treatment of Mercantile Options."

   Determining the actual tax consequences to you as an individual taxpayer can be complicated. For example, the opinion referred to above does not address any tax issues arising under state law. The overall tax treatment applicable to you will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you. See "Proposal 1: Approval of the Merger Agreement--Federal Income Tax Consequences" for a more thorough discussion of the tax consequences of the merger.

Accounting Treatment (page       )

   The merger will be accounted for as a purchase. The purchase price will be assigned to the fair value of the net tangible and intangible assets acquired, with any amounts in excess thereof being assigned to "goodwill." Goodwill will be capitalized unless and until it is deemed to be impaired, in which case the impairment will be measured and any such amount will be charged against current earnings.

Interests of Persons Involved in the Merger that are Different from Yours (page
      )

   Certain directors, executive officers and employees of Mercantile have interests in the merger that are different from your interests. These differing interests include the following:

  . BancGroup will assume outstanding options to acquire Mercantile common stock. Certain officers and directors of Mercantile currently hold options to acquire 232,000 shares of Mercantile common stock. In the merger, these options will become rights to acquire BancGroup common stock in amounts and at prices determined by the exchange ratio applicable in the merger generally. Alternatively, the merger agreement allows the holders of these options to exchange some or all of their options for cash or for BancGroup common stock without paying an exercise price. If a holder chooses to participate in the "cash free exchange", then he or she will receive an amount of cash or BancGroup common stock equal to the value of such holder's options less the exercise price of such options. Additionally, if an officer elects to participate in the "cash free exchange," then that officer will also receive a cash bonus equal to 34% of the value of such options exchanged. For a discussion regarding the calculation of the value of the Mercantile options, see "Proposal 1: Approval of the Merger
     Agreement--Treatment of the Mercantile Options" beginning on page   .

  . Mercantile currently indemnifies its directors and certain officers, employees and agents against loss from claims arising out of their position with Mercantile. For a period of three years after the merger, BancGroup will, subject to some limitations, continue to indemnify those persons against claims that arise from the period when they worked for, or served as directors of, Mercantile. BancGroup has also agreed to use commercially reasonable efforts to continue insurance coverage of liability for a period of three years after the merger for directors and executive officers for events which occur before the merger.

  . Upon completion of the merger, Mercantile employees will either become employees of BancGroup or one of its subsidiaries and become eligible for BancGroup's employee benefits, or they will be eligible to receive severance benefits under BancGroup's severance policy.

  . Roy J. Salley, Chief Executive Officer of Mercantile and First Mercantile Bank, has entered into an employment agreement with BancGroup that becomes effective when, and if, the merger is completed. The agreement with Mr. Salley provides for a term of three to five years, base annual compensation of $210,000, eligibility to receive 10,000 shares of BancGroup common stock in the form of a restricted stock award, eligibility to receive options to acquire 25,000 shares of BancGroup common stock, an incentive based cash bonus of up to $75,000, and various other benefits. This agreement also contains a covenant prohibiting Mr. Salley from competing with BancGroup for a period of time following termination of employment.

  . C. Malcolm Holland, President of First Mercantile Bank, has entered into an employment agreement that will become effective when, and if, the merger is completed. The agreement with Mr. Holland provides for a term of three to five years, base annual compensation of $190,000, eligibility to receive 5,000 shares of BancGroup common stock in the form of a restricted stock award, eligibility to receive options to acquire 15,000 shares of BancGroup common stock, an incentive-based cash bonus of up to $50,000, and various other benefits. This agreement also contains a covenant prohibiting Mr. Holland from competing with BancGroup for a period of time following termination of employment.

  . Michael A. Kowalski, Executive Vice President and Chief Financial Officer of First Mercantile Bank, has entered into an employment agreement that will become effective when, and if, the merger is completed. The agreement with Mr. Kowalski provides for a term of two years, base annual compensation of $115,000, the right to receive options to acquire 5,000 shares of BancGroup common stock, and various other benefits. This agreement also contains a covenant prohibiting Mr. Kowalski from competing with BancGroup for two years following the Effective Date.

  . Mercantile's directors and certain executive officers have entered into "affiliate agreements" with BancGroup regarding various issues associated with the merger. These agreements provide that the director or executive officer would, among other things:

      -- agree to vote his or her shares for the merger;

      -- not distribute BancGroup common stock issued in connection with the merger except in accordance with certain rules of the SEC;

      -- support the business of Colonial Bank after the merger; and

      -- not sell, transfer or otherwise encumber 25% of the BancGroup common stock such person receives in connection with the merger for two years following the merger.

     Additionally, Mercantile directors who are not also employees of Mercantile agreed generally not to compete with Colonial Bank for a period which is the longer of four years following the merger or two years after such person ceases to be a regional or local director for Colonial Bank and will be entitled to receive a cash payment of $125,000 for this non-compete agreement.

  . Prior to the signing of the merger agreement with BancGroup, Mercantile's board of directors agreed to pay Roy J. Salley a cash bonus if certain conditions were satisfied. These conditions included the successful sale of Mercantile at a price of greater than $40.00 per share. Pursuant to that agreement, Mr. Salley will receive at the closing of the merger a cash bonus equal to 0.75% of the merger consideration paid to Mercantile shareholders. The exact amount of the cash bonus cannot be determined until the closing of the merger, but it will be no more than $523,439.

Fairness Opinion (page       )

   In deciding to approve the merger, your board of directors considered the opinion of a financial advisor, SAMCO, that, as of the date of the opinion, the exchange ratio is fair, from a financial point of view, to Mercantile shareholders. We have attached as Appendix C the written opinion of SAMCO dated as of the date of this proxy statement-prospectus. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by SAMCO in providing its opinion.

Dissenters' Rights (page       )

   Mercantile shareholders entitled to vote at the special meeting are entitled to exercise "dissenters' rights" of appraisal under Texas law. These rights entitle a shareholder to "dissent" from the transaction and, by strictly following the requirements fixed by law, receive "fair value" for their stock. The fair value may ultimately be determined in a judicial proceeding, the result of which cannot be predicted with certainty. Dissenting shareholders who receive cash for their stock will likely be subject to federal income tax treatment that differs from that available to shareholders who receive BancGroup common stock. The text of the applicable Texas statutes is set forth in Appendix B.

Your Rights as a Stockholder Will Change (page       )

   Once the proposed merger occurs, Mercantile shareholders who do not dissent from the merger will become stockholders of BancGroup. In this regard, your rights as a stockholder of BancGroup will be governed by Delaware corporate law instead of Texas corporate law, and they will be further governed by BancGroup's Certificate of Incorporation and Bylaws instead of Mercantile's Articles of Incorporation and Bylaws. Because of certain differences between Texas corporate law and Delaware corporate law, and between Mercantile's Articles of Incorporation and Bylaws and BancGroup's Certificate of Incorporation and Bylaws, your current rights as a shareholder will change after the merger. See "Comparative Rights of Stockholders."

BancGroup Common Stock is Publicly Traded and Most of You Will Be Free to Trade the Shares of BancGroup Common Stock that You Receive in the Merger Whereas
Mercantile Common Stock is Not Publicly Traded (page       )

   BancGroup common stock is publicly traded on the New York Stock Exchange under the symbol "CNB." BancGroup will register the shares of its common stock to be issued in the merger and, as a result, most of you may sell such shares without restriction; however, securities laws impose certain restrictions on affiliates, generally directors, executive officers and 10% shareholders of BancGroup, which after the merger may include certain Mercantile shareholders, regarding how and when they may trade BancGroup common stock. Shares of Mercantile common stock are not registered with the SEC and are not listed on any exchange or quoted on any automated quotation system. As a result, Mercantile common stock is not freely tradable. See "Proposal 1: The Merger--Resale of BancGroup Common Stock Issued in the Merger."

Approval of the 280G Payments

   In connection with the merger, Roy J. Salley, the Chief Executive Officer of Mercantile and First Mercantile Bank, is entitled to receive certain payments. These payments consist generally of the acceleration of Mr. Salley's vesting in his Mercantile options, a cash bonus equal to 34% of the value of his Mercantile options exchanged for either cash or Bancgroup common stock, to the extent he elects to do so, and a performance cash bonus in connection with the sale of Mercantile for more than $40.00 per share. You are being asked to approve that portion of any payment that would cause the payment to constitute a "parachute payment" under Section 280G of the Internal Revenue Code. Mr. Salley may receive payments of up to $719,822 without having such payments constitute parachute payments. At closing and irrespective of the outcome of the Mercantile shareholder's vote on proposal 2 to approve the 280G payments, Mr. Salley will receive payments equaling $719,822, which will be comprised of the acceleration of his vesting in his Mercantile options, the payment equal to 34% of the value of his Mercantile options exchanged for cash or Bancgroup common stock, in the event he elects to do so, and, to the extent those two payments do not exceed $719,822, that portion of the performance cash bonus that when added to the first two payments would equal $719,822. If the Mercantile shareholders approve proposal 2, Mr. Salley will receive the balance of the performance cash bonus at closing. Until the Market Value of the Bancgroup common stock is established, the exact amounts of the payments, including any 280G payment, to Mr. Salley cannot be determined.

Where You Can Find More Information (page       )

   This document incorporates important business and financial information about BancGroup from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document (other than certain exhibits to those documents) by requesting them in writing or by telephone from BancGroup by contacting William A. McCrary, Senior Counsel, Post Office Box 1108, Montgomery, Alabama 36101-1108, telephone: (334) 240-5315. You will not be charged for any of these documents. If you would like to request a document, please do so by [10 days before special meeting] 2002, in order to receive them before the special meeting.

Recent Developments--Bancgroup

   The following table presents certain consolidated financial data for BancGroup for the period ended December 31, 2001 which have been derived from BancGroup's unaudited financial statements. The unaudited historical data reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data and is presented for informational purposes only.

The Colonial Bancgroup, Inc. And Subsidiaries
Financial Highlights

   Unless otherwise noted, all amounts have been restated for the October 2001 merger with Manufacturers Bancshares Inc. accounted for as a pooling of interest.

                                                                        %
                                                                      Change
                                                  Dec. 31, Dec. 31,  Dec. 31,
                                                    2001     2000   '00 to '01
  Statement of Condition Summary                  -------- -------- ----------
  (Dollars in millions, except per share amounts)
  Total assets................................... $13,185  $12,000      10%
  Loans..........................................  10,368    9,643       8%
  Total earning assets...........................  12,301   11,194      10%
  Deposits.......................................   8,323    8,356       0%
  Long term debt.................................   1,786      862     107%
  Shareholders' equity...........................     865      775      12%
  Book value per share........................... $  7.50  $  6.93       8%

                                                                  %                            %
                                              Year ended       Change      Quarter ended    Change
                                             December 31,      Dec. 31     December 31,     Dec. 31
                                          ------------------  ---------- ----------------  ----------
Earnings Summary                            2001      2000    '00 to '01   2001     2000   '00 to '01
                                          --------  --------  ---------- -------- -------  ----------
                                               (Dollars in thousands, except per share amounts)
  Net interest income.................... $421,929  $400,322          5% $109,340 $99,752         10%
  Provision for loan losses..............   39,573    29,775         33%   14,730   7,857         87%
  Noninterest income.....................   93,709    77,885         20%   29,909  19,209         56%
  Noninterest expense....................  284,168   258,691         10%   74,645  64,882         15%
 Income from continuing operations before
   tax...................................  191,897   189,741               49,874  46,222
  Income tax.............................   69,181    69,556               17,955  16,945
  Income from continuing operations......  122,716   120,185               31,919  29,277
  Discontinued operations, net of tax....     (613)   (5,065)                  --    (366)
  Net Income.............................  122,103   115,120               31,919  28,911

                                                         %                            %
                                      Year ended       Change     Quarter ended     Change
                                     December 31,     Dec. 31     December 31,     Dec. 31
                                   ----------------- ---------- ----------------- ----------
                                     2001     2000   '00 to '01   2001     2000   '00 to '01
                                   -------- -------- ---------- -------- -------- ----------
                                       (Dollars in thousands, except per share amounts)
Earnings Per Share:
Net Income........................
  Basic........................... $   1.06 $   1.00     6%     $   0.28 $   0.25     12%
  Diluted......................... $   1.06 $   1.00     6%     $   0.28 $   0.25     12%
Average shares outstanding........  114,811  114,760             115,173  114,297
Average diluted shares outstanding  115,881  115,653             116,235  115,122

                                                  Dec. 31,   Dec. 31,
                                                    2001       2000
         Nonperforming Assets                     ---------  --------
           Total non-performing assets ratio.....      0.64%     0.53%
          Allowance as a percent of nonperforming
            loans................................       239%      258%
           Net charge-offs ratio (annualized):
            Quarter to date......................      0.34%     0.20%
            Year to date.........................      0.28%     0.21%

   Net income for the year ended December 31, 2001 was $122,103 compared to $115,120 for the previous period, a 6% increase. Earnings per share for the year were $1.06 on a diluted basis, a 6% increase over the year ended December 31, 2000 of $1.00.

   Total nonperforming assets increased to approximately $66.7 million at December 31, 2001 as compared to $51.6 million at December 31, 2000 and the ratio of nonperforming assets to net loans and other real estate was 0.64% at December 31, 2001 as compared to 0.53% in 2000. Annualized net charge offs were 0.28% of average loans in 2001 as compared to 0.21% in 2000.

   The provision for loan loss for the year ended December 31, 2001 was $39.6 million, a 33% increase over the prior year's provision of $29.8 million. The allowance for loan losses as a percent of total loans was 1.18% and 1.14%, respectively at December 31, 2001 and 2000.

   Gain on the sale of securities for the year ended December 31, 2001 were $8.7 million as compared to $538,000 for the year ended December 31, 2000.

Recent Developments--Mercantile

   Shortly after the announcement of the merger agreement by Bancgroup, Mercantile was contacted by Hovde Financial, LLC, an investment banking firm. Hovde Financial asserted that it was entitled to a fee based on an engagement letter entered into between Hovde Financial and Mercantile in November 1999. Mercantile believes that it effectively terminated the engagement letter and that Hovde Financial is not entitled to any fees in connection with Mercantile's business combination with Bancgroup. Mercantile, however, after consultation with Bancgroup and to avoid costly litigation and to close the merger as promptly as possible, has reached a settlement with Hovde Financial concerning its claims. Mercantile has agreed to pay $425,000 to Hovde Financial at closing in full satisfaction of any claims Hovde Financial has or, in the future, may assert regarding the merger.

                  A WARNING ABOUT FORWARD-LOOKING STATEMENTS

   We and BancGroup make forward-looking statements in this document and in BancGroup's public documents to which it refers. When we or BancGroup use words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions we or BancGroup refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this proxy statement-prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to BancGroup's public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us or BancGroup. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

    . expected cost savings from reorganization into BancGroup are not fully realized;

    . deposit attrition, customer loss, or revenue loss following the reorganization into BancGroup are greater than expected;

    . deposit attrition, customer loss, or revenue loss in the ordinary course of business;

    .  increases in competitive pressure in the banking industry;

    .  changes in the interest rate environment which reduce margins;

    . general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

    .  changes which may occur in the regulatory environment;

    .  a significant rate of inflation or deflation;

    .  acts of terrorism, such as the events of September 11, 2001, and war; and

    .  changes in the securities markets.

   Many of these factors are beyond our control and beyond the control of BancGroup. For a discussion of factors that could cause BancGroup's actual results to differ, please see the discussions in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001.

                              THE SPECIAL MEETING

General

   This proxy statement-prospectus is being furnished to the shareholders of Mercantile in connection with the solicitation of proxies by the board of directors of Mercantile for use at the special meeting to be held on
      , 2002, and at any adjournments or postponements thereof. The purpose of the special meeting is to consider and vote upon the following matters:

  .  proposal 1: approve and adopt the merger agreement;

  . proposal 2: approve the 280G payments to Roy J. Salley, the Chief Executive Officer of Mercantile and First Mercantile Bank; and

  . any and all other business that may properly come before the special meeting or any adjournments thereof.

   The board of directors of Mercantile believes that the merger is in the best interests of Mercantile shareholders and unanimously recommends that shareholders vote "FOR" the merger agreement (item 1 on the proxy card). The board of directors of Mercantile believes that the 280G payments to Mr. Salley are in the best interests of Mercantile shareholders and unanimously recommends that shareholders vote "FOR" the 280G payments (item 2 on the proxy card).

   This proxy statement-prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup common stock to be issued in the merger. No vote of BancGroup stockholders is required to approve the merger agreement or the issuance of the BancGroup common stock.

Record Date; Shares Entitled to Vote; Vote Required for the Merger and the 280G Payments

   The board of directors of Mercantile has fixed the close of business on
      , 2002, as the record date for determination of shareholders entitled to vote at the special meeting. There were 266 record holders of Mercantile common stock and 1,336,752 shares of Mercantile common stock outstanding, each entitled to one vote per share, as of the record date. Mercantile is obligated to issue up to an additional 232,000 shares of Mercantile common stock upon the exercise of outstanding Mercantile options.

   The presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Mercantile common stock on the record date is necessary to constitute a quorum for the transaction of business at the special meeting. In the absence of a quorum, the special meeting may be postponed from time to time until Mercantile shareholders holding the requisite number of shares of Mercantile common stock are represented in person or by proxy. The following votes are required to approve the proposal at the special meeting:

   . in order to approve and adopt the merger agreement, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Mercantile common stock, whether or not present or represented at the special meeting, is required to vote "FOR" proposal 1 to approve the merger agreement; and

  . in order to approve the 280G payments to the Chief Executive Officer of Mercantile, the affirmative vote of holders of more than 75% of the voting power of all outstanding shares of Mercantile common stock, excluding those shares held or constructively owned by the Chief Executive Officer, is required to vote "FOR" proposal 2 to approve the 280G payments.

   Broker non-votes and abstentions will not be counted as votes "FOR" or "AGAINST" either proposal and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the merger agreement and the 280G payments. Each holder of record of shares of Mercantile common stock is entitled to cast, for each share registered in his or her name, one vote on the merger agreement and the 280G payments.

   As of the record date, directors of Mercantile owned 304,730 shares of Mercantile common stock representing approximately 22.80% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the merger agreement and indicated their intention to vote in favor of the 280G payments. Mr. Salley will abstain from voting his 100 shares of Mercantile common stock on the proposal to approve the 280G payments.

   If the merger agreement is approved at the special meeting, Mercantile is expected to merge with and into BancGroup promptly after the other conditions to the merger agreement are satisfied. See "Proposal 1: Approval of the Merger Agreement--Conditions of Consummation of the Merger."

   THE BOARD OF DIRECTORS OF MERCANTILE URGES THE SHAREHOLDERS OF MERCANTILE TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE MERGER AGREEMENT AND THE 280G PAYMENTS.

Solicitation, Voting and Revocation of Proxies

   In addition to soliciting proxies by mail, directors, officers and other employees of Mercantile, without receiving special compensation therefor, may solicit proxies from Mercantile shareholders by telephone, by email or other electronic means, by facsimile or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of Mercantile common stock.

   Mercantile will bear the cost of assembling and mailing this proxy statement-prospectus and other materials furnished to shareholders of Mercantile. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of Mercantile, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup common stock to be issued in connection with the merger. Mercantile and BancGroup will bear and pay all direct costs and expenses incurred by, or on behalf of, the party in question.

   Shares of Mercantile common stock represented by a proxy properly signed and received at or prior to the special meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of Mercantile common stock represented by the proxy will be voted "FOR" the proposals to approve the merger agreement, the 280G payments and in accordance with the determination of the majority of the board of directors of Mercantile as to any other matter which may properly come before the special meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by:

  . delivering to the Secretary of Mercantile, prior to or at the special meeting, a written notice revoking the proxy;

  . delivering to the Secretary of Mercantile, at or prior to the special meeting, a duly executed proxy relating to the same shares and bearing a later date; or

  . voting in person at the special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy.

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

   All written notices of revocation and other communications with respect to the revocation of Mercantile proxies should be addressed to:

                           Mercantile Bancorp, Inc.
                       8144 Walnut Hill Lane, Suite 180
                              Dallas, Texas 75231
                           Attention: Roy J. Salley

   Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the special meeting.

   The board of directors of Mercantile is not aware of any business to be acted upon at the special meeting other than consideration of the merger agreement and the 280G payments described herein. If, however, other matters are properly brought before the special meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the approval of the merger agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the special meeting, if necessary, in order to solicit additional proxies in favor of the approval of the merger agreement. Proxies voted against the approval of the merger agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

Effect of Merger on Outstanding BancGroup Common Stock

   At the consummation of the merger, the "Market Value" of BancGroup common stock will be the average of the closing prices of BancGroup common stock as reported by the New York Stock Exchange ("NYSE") on each of the ten consecutive trading days ending on the trading day five trading days immediately preceding the Effective Date. Assuming that no dissenters' rights of appraisal are exercised in the merger, that 1,568,752 shares of Mercantile common stock are outstanding on the Effective Date, which consists of the 1,336,752 shares of Mercantile common stock and options to acquire 232,000 shares of Mercantile common stock outstanding on the date of this proxy statement-prospectus, and the Market Value of BancGroup common stock is between $11.00 and $15.00 per share on the Effective Date, then BancGroup would issue 5,460,511 shares of BancGroup common stock pursuant to the merger. As of November 29, 2001 the closing price of BancGroup common stock was $14.00. If the Market Value of BancGroup common stock is equal to $14.00 on the Effective Date, then approximately 5,460,511 shares of BancGroup common stock will be issued pursuant to the merger. The issuance of 5,460,511 shares of BancGroup common stock would represent approximately 4.5% of the total number of shares of BancGroup common stock outstanding following the merger, not counting any additional shares of BancGroup common stock which BancGroup may issue for reasons unconnected to the merger. Depending on actual events, the foregoing figures may be substantially different as of the Effective Date.

                 PROPOSAL 1: APPROVAL OF THE MERGER AGREEMENT

   The following sets forth a summary of the material provisions of the merger agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached hereto as Appendix A, and certain provisions of Texas law relating to the rights of dissenting shareholders, a copy of which is attached hereto as Appendix B. All Mercantile shareholders are urged to read the merger agreement and the appendices in their entirety.

The Merger

   The merger agreement provides that, subject to approval by the shareholders of Mercantile, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at "Conditions to Consummation of the Merger," Mercantile will merge with and into BancGroup. Upon completion of the merger, the corporate existence of Mercantile will cease, and BancGroup will succeed to the business formerly conducted by Mercantile.

   BancGroup currently anticipates that First Mercantile Bank will be merged into BancGroup's subsidiary bank, Colonial Bank, after the merger. The timing of such a merger, as well as its actual consummation, is within BancGroup's discretion. First Mercantile Bank and Colonial Bank have entered into an agreement providing for the merger of First Mercantile Bank with and into Colonial Bank, subsequent to the consummation of the merger and receipt of regulatory approvals.

Background of the Merger

   Mercantile was established in 1998 and has enjoyed significant growth since that time. Since inception, the board of directors has focused on analyzing strategic alternatives available to Mercantile and developing Mercantile's franchise. As a part of this continuing analysis, the board of directors sought ways to access additional capital to support Mercantile's growth. One alternative the board considered was a possible business combination transaction.

   On November 29, 1999, the board of directors engaged Hovde Financial LLC to assist the board in formulating objectives based on the strategic options identified by Hovde Financial. Hovde Financial is an investment banking firm focused exclusively on the financial services industry and specializes in providing investment banking and financial advisory services to banks and thrifts. Representatives of Hovde Financial met with members of the board of directors and executive officers of Mercantile to learn about Mercantile's business and operations. Based on its analysis, Hovde Financial recommended to the board of directors that Mercantile consider a business combination transaction with another financial institution.

   As a result of Hovde Financial's recommendation, the board authorized Hovde Financial to perform limited marketing of Mercantile. Hovde Financial contacted financial institutions that it believed might have an interest in acquiring Mercantile. However, Mercantile did not receive any indications of interest that were satisfactory to its board of directors and Hovde Financial's engagement was terminated.

   The board of directors continued to explore strategic alternatives for Mercantile. On May 1, 2001, Mercantile entered into a definitive agreement to acquire TownBank, N.A. in Mesquite, Texas. In connection with the TownBank acquisition, which was completed in September 2001, the board of directors determined that Mercantile would need to find a significant amount of additional capital to continue to grow. In order to access this capital, Mercantile would need either to raise significant additional capital or enter into a business combination transaction. The board of directors assessed whether seeking new sources of capital or finding a merger partner would better serve to maximize shareholder value. Also, the board of directors recognized that a viable and liquid market for shares of Mercantile common stock did not exist and that many shareholders desired increased liquidity in their investments. In evaluating its alternatives, the board of directors sought to provide an alternative that would maximize shareholder value and provide liquidity in their investments. Based on

Mercantile's size and the dilutive impact of a common stock offering, the board decided to reinvestigate the possibility of a business combination transaction.

   In February 2001, Mercantile engaged SAMCO to act as its financial advisor in the TownBank merger and as its placement agent in the private placement of $8 million of trust preferred securities. SAMCO is an investment banking firm that provides financial advice to community banks. Mercantile and SAMCO also discussed the possibility of SAMCO representing Mercantile in negotiations leading to a business combination transaction. On February 28, 2001, Mercantile engaged SAMCO to contact and screen potential buyers, prepare a marketing memorandum, negotiate with potential buyers and assist Mercantile in all aspects of a business combination transaction.

   From March 2001 through October 2001, SAMCO contacted several financial institutions to discuss the possibility of a business combination transaction with Mercantile. Of the parties contacted, ten indicated an interest in a possible business combination transaction, including BancGroup.

   On October 3, 2001, representatives of SAMCO flew to Montgomery, Alabama to meet with certain executive officers of BancGroup to discuss the Dallas market generally and the attractiveness of Mercantile's franchise to BancGroup particularly.

   At the October 16, 2001 Mercantile board of directors meeting, Mr. Salley informed the board that he had met with representatives of a financial institution other than BancGroup that was interested in a business combination transaction with Mercantile. As a result of the meeting, Mr. Salley informed the Board that a letter of intent describing the proposed acquisition of Mercantile was expected from this financial institution. On October 17, 2001, Mercantile received a letter of intent from such other financial institution.

   On October 25, 2001, representatives of SAMCO met with Mr. Salley to discuss the results of SAMCO's October 3, 2001 meeting with BancGroup and its interest in pursing a business combination transaction with Mercantile. A meeting was arranged with representatives of BancGroup for October 29, 2001.

   At the meeting on October 29, 2001, certain executive officers of Mercantile met with representatives of BancGroup to discuss a possible business combination transaction. As a result of this meeting, BancGroup and Mercantile agreed to negotiate, in good faith, the terms of a proposed merger agreement. Between October 29, 2001 and November 21, 2001, Mercantile and its legal advisors negotiated the terms and conditions of a definitive merger agreement with BancGroup.

   The board of directors of Mercantile met on November 21, 2001 to discuss the two competing offers it had received. During the meeting, the board met to review in detail the offer from BancGroup and the existing offer from another financial institution, including the merger agreement and the required ancillary documents and agreements. Mercantile's legal counsel reviewed the terms of the transaction documents proposed by the BancGroup with, and answered questions from, the board of directors. Thereafter, the board of directors considered the benefits and drawbacks, including a review of the financial and other aspects, of a business combination transaction with either party. Based on its discussions, the board of directors concluded that a business combination transaction with BancGroup represented a better opportunity for Mercantile and its shareholders. At the conclusion of the discussion, Mercantile's board of directors voted unanimously to approve the business combination transaction with BancGroup and to approve the merger and the merger agreement transactions described thereby and to recommend that its shareholders vote for approval and adoption of the merger, the merger agreement and the transactions described thereby.

   Final negotiations continued through November 29, 2001. On November 29, 2001, Mercantile and BancGroup executed the merger agreement and, on November 30, 2001, BancGroup issued a press release announcing the proposed merger.

Mercantile's Board of Directors' Reasons for the Merger

   Mercantile's board of directors believes that the merger is advisable and in the best interests of Mercantile and its shareholders. In reaching this determination, Mercantile's board of directors considered a number of factors including, without limitation, the following:

    . The transaction would give Mercantile shareholders greater liquidity, as currently no trading market exists for shares of Mercantile common stock, while BancGroup common stock is listed and traded on the New York Stock Exchange.

    . Mercantile and BancGroup have structured the merger to qualify as a tax free reorganization to Mercantile shareholders. The merger agreement provides that it is a condition to Mercantile's obligations to complete the merger that it will receive the opinion of PricewaterhouseCoopers LLP, that no gain or loss will be recognized by Mercantile shareholders to the extent they receive BancGroup common stock in the merger. See "Proposal 1: Approval of the Merger Agreement--Certain Federal Income Tax Consequences.

    . The complementary nature of BancGroup's business, services and products with those of Mercantile, and the opportunity to create a combined business that offers a wider variety of services to Mercantile's customers and enhances the ability to attract new customers in the future.

    . The consideration to be received by Mercantile shareholders in the merger, which Mercantile's board of directors believed to represent an attractive premium and to be fair to Mercantile shareholders from a financial point of view. Mercantile's board of directors' determination was based on, among other things, a comparison of the terms of the proposed transaction with other recent bank mergers and acquisitions, the evaluation of publicly available information regarding BancGroup, the review and evaluation of other information concerning the valuation of banks and analyses of recent bank acquisitions, the review and evaluation of financial information and analyses regarding BancGroup and advice provided by Mercantile's financial advisor, SAMCO. Mercantile's board of directors determined that the premium to be received by the Mercantile shareholders pursuant to the merger agreement represents an attractive premium compared to recent comparable bank transactions in the State of Texas and the Southwest generally, and represented more value than management of Mercantile believed could be generated by remaining independent.

    . The opinion of SAMCO, Mercantile's financial advisor, that the consideration to be received by Mercantile shareholders in the merger is fair to the Mercantile shareholders from a financial point of view. See "Proposal 1: Approval of the Merger Agreement--Fairness Opinion of Mercantile's Financial Advisor."

    . Mercantile's ability to provide value to Mercantile shareholders without accessing significant amounts of additional capital.

    . The ability of Mercantile's management to continue to manage BancGroup's Texas operations upon completion of the merger.

    . The access to greater capital that the merger provides to facilitate more effectively the continued growth of Mercantile's operations and franchise.

    . The state of the banking industry generally and the increased competition brought about by consolidation, deregulation and other factors, as well as the financial size and resources necessary to compete in this environment.

    . BancGroup's record of paying cash dividends to its shareholders over the past 15 years.

   Mercantile's board of directors has approved the merger agreement and unanimously recommends that Mercantile shareholders vote "FOR" the merger agreement at the special meeting.

Fairness Opinion of SAMCO

   The fairness opinion of Mercantile's financial advisor, SAMCO Capital Markets, a Division of Service Asset Management Company, is described below. The description contains SAMCO's projections, estimates and/or other forward looking statements about the future earnings or other measures of the future performance of BancGroup and Mercantile. You should not rely on any of these statements as having been made or adopted by BancGroup or Mercantile.

   Subsequent to Mercantile's engagement of SAMCO as placement agent of its trust preferred securities, Mercantile engaged SAMCO as its independent financial advisor in connection with Mercantile's consideration of a possible business combination with a third party. Specifically, based on SAMCO's reputation and qualifications in evaluating financial institutions, Mercantile's board of directors requested that SAMCO render advice and analysis in connection with a possible sale transaction, and to provide an opinion with regard to the fairness--from the perspective of Mercantile shareholders--of the financial terms of any proposed transaction. SAMCO is regularly engaged to provide investment banking services to financial institutions and in the valuation of financial institutions and their securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

   Over the past two years, SAMCO has been engaged by Mercantile to provide various financial advisory services, including rendering fairness opinions for possible stock issuance, as well as for Mercantile's acquisition of TownBank, SAMCO collected approximately $22,500 in fees related to these services. In addition, SAMCO also served as placement agent for Mercantile's $8 million Trust Preferred Securities offering, receiving fees totaling $208,498. SAMCO was requested to, and did, solicit third party offers to acquire all or any part of Mercantile.

   In connection with providing its opinion of the financial fairness of the exchange ratio to Mercantile shareholders, SAMCO was specifically instructed by the Mercantile board of directors to provide the board with an evaluation, or fair value appraisal, of the Mercantile common stock. Mercantile's board, together with input from SAMCO, determined that fair value of the Mercantile common stock for the purposes of the evaluation would be based on the value of a pro rata share of Mercantile as a going concern. The fair value should not include any consideration of the impact of the merger on the value of Mercantile. In addition, SAMCO was instructed that in determining the fair value to consider all usual and customary approaches to calculating value, including net asset value, investment value and market value.

   In making the final determination of fair value, Mercantile's board of directors further instructed SAMCO that fair value is not intended to be derived from a pro forma sale of Mercantile but rather assumes that the Mercantile shareholders are willing to maintain their investment in Mercantile as though the merger had not occurred. Accordingly, the final determination of value should neither assume a sale of 100% of the stock of Mercantile nor include an application of any discount or control premium.

   As is mentioned above, in addition to providing the evaluation, Mercantile retained SAMCO to render its fairness opinion and conditioned its obligations to perform under the merger agreement on its receipt of a fairness opinion from
SAMCO. A copy of the fairness opinion of SAMCO, dated       , 2002, which sets
forth certain assumptions made, matters considered and limits on the review undertaken by SAMCO, is attached as Appendix C to this proxy statement-prospectus. Mercantile shareholders are urged to read the fairness opinion in its entirety.

   In arriving at its fairness opinion, SAMCO reviewed and analyzed among other things, the following:

    .  the merger agreement;

    .  the financial statements of Mercantile and First Mercantile Bank;

    . certain other publicly available financial and other information concerning Mercantile and First Mercantile Bank;

    . publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other transactions relevant to SAMCO's inquiry;

    .  the competitive and economic outlook for Mercantile's trade area;

    . the book value and financial condition of Mercantile and First Mercantile Bank;

    . the future earnings and dividend paying capacity of Mercantile and First Mercantile Bank; and

    . the prevailing market prices for selected publicly-traded banking organizations in Texas.

SAMCO also held discussions with senior management of Mercantile concerning its past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

   In conducting its review and arriving at its fairness opinion, SAMCO relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. SAMCO did not make or obtain any evaluations or appraisals of the properties of Mercantile, nor did it examine any individual loan credit files. For purposes of the fairness opinion, SAMCO assumed that the merger will have the tax, accounting and legal effects described in this proxy statement-prospectus. SAMCO's fairness opinion is limited to the fairness, from a financial point of view, of the exchange ratio as set forth in the merger agreement.

   As more fully discussed below, SAMCO considered such financial and other factors as it deemed appropriate under the circumstances, including among others the following:

    . the historical and current financial position and results of operations of Mercantile and First Mercantile Bank, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Mercantile and First Mercantile Bank;

    . the assets and liabilities of Mercantile and First Mercantile Bank, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and

    . the nature and terms of certain other merger transactions involving banks and bank holding companies.

SAMCO also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. SAMCO's fairness opinion is necessarily based upon conditions as they existed and can be evaluated on the date of its fairness opinion and the information made available to it through that date.

   In connection with rendering its fairness opinion, SAMCO performed certain financial analyses, which are summarized below. SAMCO believes that its analysis must be considered as a whole, and that selecting portions of such analysis and the factors considered therein, without considering all factors and analysis, could create an incomplete view of the analysis and the processes underlying the fairness opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, SAMCO made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Mercantile and First Mercantile Bank. Any estimates contained in SAMCO's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals of such companies or necessarily reflect the prices at which such companies or their securities may actually be sold.

   In order to determine the fairness of the consideration to be received by Mercantile shareholders pursuant to the merger agreement, SAMCO utilized net asset value, market value and investment value approaches, as explained below.

   Net Asset Value Method. Net asset value is the value of the net equity of a company, including every kind of property and value. This approach normally assumes liquidation on the date of appraisal with recognition of securities gains or losses, real estate appreciation or depreciation and any adjustments to the loan loss reserve, discounts to the loan portfolio or changes in the net value of other assets. As such, it is not the best approach to use when valuing a going concern, because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing prices and yields (which is often of limited accuracy because readily available data is often lacking), it still results in a liquidation value for the concern. Furthermore, since this method does not take into account the values attributable to the going concern such as the interrelationship among Mercantile's assets, liabilities, customer relations, market presence, image and reputation, and staff expertise and depth, little or no weight is given to the net asset value method of valuation.

   Market Value Method. Market value is defined as the price at which property would change hands between a willing seller and a willing buyer when both parties have the same information and neither party is acting under compulsion. This definition of value produces a result that could be achieved if the property were to be sold in an arm's-length transaction. The market value method is frequently used to determine the price of a smaller block of stock when both the quantity and the quality of the "comparable" data are deemed sufficient. However, the relative thinness of the specific market for the Mercantile common stock being appraised may result in the need to review alternative markets for comparative pricing purposes. The "hypothetical" fair value for the shares of a small bank holding company with a thin market for its stock is normally determined by creating a universe of regional or state publicly-traded bank stock values and related financial traits within an appropriate geography, then developing pricing statistics for the appraised bank from the pricing characteristics of the regional or state publicly-traded banking organizations. These pricing characteristics form the statistical basis for developing indications of value based on applying the statistics derived from the sample universe to the relevant financial values of the subject company being valued. The statistical values used in this valuation study were:

    .  price to book value;

    .  price to earnings, and

    .  price to assets.

   SAMCO's market value analysis, however, reflects the fact that:

    . no company or transaction used in the comparison is identical to BancGroup, Mercantile or the merger;

    . the stocks of publicly-held banking organizations in Texas are far more liquid than the Mercantile common stock;

    . certain nonfinancial characteristics for the regional publicly-traded Texas banking organizations vary substantially from Mercantile; and

    . the average financial performance of publicly-held Texas banking organizations vary, sometimes significantly from those of Mercantile.

Therefore, SAMCO chose to compare Mercantile to those acquired in merger and acquisition transactions in Texas between January 1999 and December 2001 involving banks or bank holding companies with total assets between $100 million and $500 million. This comparison yielded pricing multiples that were then applied to Mercantile, resulting in a range of per share values from $26.42 per share to $51.50 per share. Additionally, SAMCO took into consideration Mercantile's recent acquisition of TownBank as well as its growth over the past three years, and recognized that the value of a share of the Mercantile common stock would fall into the higher range of the per share values calculated.

   Investment Value Method. Investment value is sometimes referred to as the income value or the earnings value. The investment value is frequently defined as an estimate of the present value of future benefits. Another popular investment value method is to determine the level of the current annual benefits and then capitalize one or more of the benefit types using an appropriate capitalization rate such as an earnings or dividend yield. SAMCO used Mercantile's historical earnings over the past four years to arrive at a normalized earnings figure. The weighted average of historical economic earnings is most appropriately used for calculating future earnings when there appears to be a general pattern that may be extrapolated into the future, giving the highest weighting to the most recent year, and the lowest weighting to the most distant year. Using a net present value discount rate of between 12% and 14% as an acceptable discount rate, and assuming a growth rate of 10%, SAMCO calculated a range of value of between $8.00 and $12.00 per share of Mercantile common stock.

   Additionally, SAMCO developed earnings projections for Mercantile for the years 2001 through 2005. The financial forecasts and projections of Mercantile prepared by SAMCO were based on discussions with senior management of Mercantile, projections provided by Mercantile, and SAMCO's own assessment of general economic, market and financial conditions. All such information was reviewed with management of Mercantile. The forecasts, and projections prepared by SAMCO were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and market conditions. Accordingly, actual results could vary significantly, from those set forth in such forecasts and projections.

   Capitalization of Dividends Method. Another method of valuing a block of stock is the capitalization of dividends approach. Because closely-held banking organizations, such as Mercantile, typically pay no dividends or lower dividends per dollar of earnings capacities than do publicly-held banking organizations, SAMCO determined that such an analysis was of limited usefulness.

   While utilizing each approach discussed above to value Mercantile, SAMCO gave greater consideration to the Market Value method, which supports the financial fairness of the exchange ratio. Therefore, SAMCO is of the opinion that the exchange ratio is fair, from a financial point of view, to the Mercantile shareholders. Each Mercantile shareholder is encouraged to read the fairness opinion in its entirety. The full text of the fairness opinion is attached as Appendix C to this proxy statement-prospectus.

   As mentioned above, the evaluation shall be made available for inspection and copying by any interested Mercantile shareholder, or such shareholder's authorized representative, at the principal offices of Mercantile during Mercantile's regular business hours. A copy of the evaluation may also be transmitted by Mercantile to any interested Mercantile shareholder, or such shareholder's representative, upon written request and at the expense of such shareholder. Mercantile shall be entitled to receive prior written evidence of such shareholder's grant of authority to Mercantile shareholder's representative to either examine or receive copies of the evaluation. Prior to granting access to the evaluation, Mercantile shall, in its sole discretion, also be entitled to require such interested shareholder or such shareholder's representative to enter into a confidentiality agreement, in form and substance satisfactory to Mercantile.

Recommendation of the Board of Directors of Mercantile

   The Board of Directors of Mercantile has determined that the merger agreement is in the best interest of Mercantile shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF MERCANTILE VOTE "FOR" PROPOSAL 1: APPROVAL OF THE MERGER AGREEMENT.

BancGroup's Reasons for the Merger

   The board of directors of BancGroup has unanimously approved the merger and the merger agreement. The merger will allow BancGroup to expand its banking operations in the Dallas market area. BancGroup currently operates a commercial bank with three branches in Dallas, Texas. The board of directors of BancGroup believes that the combination with Mercantile and First Mercantile Bank is consistent with its current expansion strategy.

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

   In approving the merger and the merger agreement, the Board of Directors of BancGroup took into account:

    . the financial performance and condition of Mercantile and First Mercantile Bank, including its capital and asset quality;

    . similarities in the philosophies of BancGroup and Mercantile, including Mercantile's commitment to delivering high quality personalized financial services to its customers; and

    . Mercantile's management's knowledge of, and experience in, the Dallas, Texas market.

Interests of Certain Persons in the Merger

   Certain members of Mercantile's and First Mercantile Bank's management teams and boards of directors may be deemed to have certain interests in the merger in addition to their interest as shareholders of Mercantile generally. Mercantile's board of directors was aware of these interests and considered them, among other matters, in unanimously approving the merger agreement.

   Assumption of Options. As of the date of this proxy statement-prospectus, Mercantile had outstanding options that entitle the holders thereof to acquire up to 232,000 shares of Mercantile common stock. The merger agreement provides that the Mercantile options, to the extent not exercised prior to the Effective Date, will be assumed by BancGroup on essentially the same terms as were applicable to such options to acquire Mercantile common stock except that the options will thereafter represent the right to acquire BancGroup common stock, the number of shares BancGroup common stock represented by each Mercantile option will equal the number of shares of Mercantile common stock subject to the Mercantile option multiplied by the exchange ratio and the exercise price of each option to acquire BancGroup common stock will be equal to the exercise price for each share of Mercantile common stock subject to such Mercantile option divided by the Exchange Ratio. Alternatively, the merger agreement allows the holders of these Mercantile options to exchange some or all of their Mercantile options for cash or for BancGroup common stock without paying an exercise price. If a holder chooses to participate in the "cash free exchange", then pursuant to the merger agreement he or she will receive an amount of cash or BancGroup common stock equal to the value of such holder's Mercantile options less the exercise price of such options. Additionally, if a Mercantile option holder is an officer of Mercantile and chooses to participate in the "cash free exchange" then that holder will also receive a cash bonus equal to 34% of the value of their Mercantile options exchanged. See "Proposal 1:
Approval of the Merger Agreement--Treatment of Mercantile Options."

   Employees. BancGroup has entered into an employment agreement with Roy J. Salley, the Chief Executive Officer of Mercantile and First Mercantile Bank to be effective upon the completion of the merger. Mr. Salley's employment agreement provides that he will, among other things, act as President and Chief Executive Officer of Colonial Bank's Texas Region, for compensation based upon his current annual salary of $210,000 plus a car allowance of $750 per month and club memberships of up to $10,000 per year. The employment agreement also provides that Mr. Salley will be eligible to receive 10,000 shares of BancGroup common stock in the form of a restricted stock award, an incentive-based bonus of up to $75,000 and options to acquire 25,000 shares of BancGroup common stock. The term of the employment agreement is three years after the Effective Date, which shall automatically be extended to five years after the Effective Date unless either Mr. Salley or BancGroup notifies the other of termination prior to the second anniversary date of the Effective Date. BancGroup may terminate the employment agreement prior to that date by paying Mr. Salley a cash payment equal to the total salary that would otherwise be paid for the remainder of the term of the employment agreement. The employment agreement also provides that Mr. Salley will not compete against BancGroup in Dallas or Travis Counties, Texas or any county contiguous to either such county for certain specific periods of time depending on certain contingencies outlined in the employment agreement.

   BancGroup has entered into an employment agreement with C. Malcolm Holland, the President of First Mercantile Bank to be effective upon the completion of the merger. Mr. Holland's employment agreement provides that he will, among other things, act as the Chief Credit Officer of Colonial Bank's Texas Region for compensation based upon his current annual salary of $190,000 plus a car allowance of $500 per month and club memberships of up to $5,000 per year. The employment agreement also provides that Mr. Holland will be eligible to receive 5,000 shares of BancGroup common stock in the form of a restricted stock award, an incentive-based cash bonus of up to $50,000 and options to acquire 15,000 shares of BancGroup common stock. The term of the employment agreement is three years after the Effective Date, which shall automatically be extended by an additional two years unless either Mr. Holland or BancGroup notifies the other of termination prior to the second anniversary of the Effective Date. BancGroup may terminate the employment agreement prior to that date by paying Mr. Holland a cash payment equal to the total salary that would otherwise be paid for the remainder of the term of the employment agreement. The employment agreement also provides that Mr. Holland will not compete against BancGroup in Dallas or Travis Counties, Texas or any county contiguous to either such county for certain specific periods of time depending on certain contingencies outlined in the employment agreement.

   BancGroup has entered into an employment agreement with Michael A. Kowalski, Executive Vice President and Chief Financial Officer of First Mercantile Bank to be effective upon the completion of the merger. Mr. Kowalski's employment agreement provides that he will, among other things, act as an Branch President of Colonial Bank's Mesquite Texas branch for an annual salary of $115,000. The employment agreement also provides that Mr. Kowalski will be eligible to receive options to acquire 5,000 shares of BancGroup common stock. The term of the employment agreement is two years after the Effective Date. BancGroup may terminate the employment agreement prior to that date by paying Mr. Kowalski a cash payment equal to the total salary that would otherwise be paid for the remainder of the term of the employment agreement. The employment agreement also provides that Mr. Kowalski will not compete against BancGroup in Dallas or Travis Counties, Texas or any county contiguous to either such county for certain specific periods of time depending on certain contingencies outlined in the employment agreement.

   On the Effective Date, all employees of Mercantile will, at BancGroup's discretion, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the merger agreement. All employees of Mercantile who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

   Affiliate Agreements. Mercantile's directors and certain executive officers have entered into affiliate agreements with BancGroup regarding various issues associated with the merger. These agreements provide that the director or executive officer would, among other things:

    .  agree to vote his or her shares for the merger;

    . not distribute BancGroup common stock issued in connection with the merger except in accordance with certain rules of the SEC;

    .  support the business of Colonial Bank after the merger; and

    . not sell, transfer or otherwise encumber 25% of the BancGroup common stock such person receives in connection with the merger for two years following the merger.

   Additionally, Mercantile directors who are not also employees of Mercantile agreed generally not to compete with Colonial Bank for the longer of four years following the merger or two years after such person ceases to be a regional or local director for Colonial Bank and will be entitled to receive a cash payment of $125,000 for this non-compete agreement.

   Cash Bonus to Chief Executive Officer. Prior to the signing of the merger agreement with BancGroup, Mercantile's board of directors agreed to pay Roy J. Salley a cash bonus if certain conditions were satisfied. These conditions included the successful sale of Mercantile at a price of greater than $40.00 per share. Pursuant to that agreement, Mr. Salley will receive at the closing of the merger a cash bonus of 0.75% of the merger consideration paid to Mercantile shareholders. Although the exact amount of the cash bonus to Mr. Salley cannot be known until the Market Value of BancGroup common stock is established, if the Market Value of BancGroup common stock as of the Effective Date is $15.00 or greater per share, and the Mercantile shareholders approve the 280G payments then Mr. Salley will receive a cash bonus of approximately $523,439. In the event the Mercantile shareholders do not approve the 280G payments, Mr. Salley will still receive a portion of the cash bonus. See "Proposal 2: 280G Payments" for a more thorough discussion of the 280G payments to Mr. Salley.

   Indemnification. Under the merger agreement, BancGroup has agreed for a period of three years to indemnify the directors and executive officers of Mercantile against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Mercantile would have been authorized under Texas law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

   BancGroup has also agreed to use commercially reasonable efforts to maintain in effect for a period of three years following the merger the current policies of directors' and officers' liability insurance currently maintained by Mercantile with respect to claims arising from facts or events that occurred before the merger became effective.

Conversion of Mercantile Common Stock

   On the Effective Date, each share of Mercantile common stock outstanding and held by the Mercantile shareholders, except shares as to which dissenters' rights are perfected, will be converted by operation of law and without any action by any holder thereof into 3.4808 shares of BancGroup common stock, provided that the Market Value for BancGroup common stock is not less than $11.00 per share nor greater than $15.00 per share.

  . If the Market Value is less than $11.00, then each share of Mercantile common stock outstanding at the Effective Date shall be converted into the number of shares of BancGroup common stock that shall equal $38.29 divided by the Market Value of BancGroup common stock.

  . If the Market Value is greater than $15.00, then each share of Mercantile common stock shall be converted into such number of shares of BancGroup common stock that shall equal $52.21 divided by the Market Value of BancGroup common stock.

   The Market Value shall be the average of the closing prices of the BancGroup common stock as reported by the NYSE on each of the ten consecutive trading days ending on the trading day five trading days immediately preceding the Effective Date. The appropriate ratio that is used to calculate the merger consideration based upon the Market Value as set forth above is referred to as the "exchange ratio." Accordingly, based upon the 1,336,752 shares of Mercantile common stock outstanding and 232,000 stock options outstanding as of the date of this proxy statement-prospectus, and assuming that the Market Value of BancGroup common stock is not less than $11.00 nor more than $15.00, the maximum number of shares of BancGroup common stock that may be issued in the merger will be 5,460,511 (which assumes all stock options of mercantile will be converted into common stock). The number of shares of BancGroup common stock to be issued in the merger will increase proportionally with each share of Mercantile common stock issued pursuant to the exercise, before the Effective Date, of the Mercantile Options. See "Proposal 1: Approval of the Merger Agreement--Interests of Certain Persons in the Merger" and "Proposal 1:
Approval of the Merger Agreement--Treatment of Mercantile Options."

   No fractional shares of BancGroup common stock will be issued in connection with the merger. Each shareholder of Mercantile otherwise entitled to receive a fractional share of BancGroup common stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by the Market Value.

   The merger agreement provides that if it is announced between the date of the merger agreement and the Effective Date:

  . by any person that such person is or has commenced a tender or exchange offer to acquire in excess of 50% of the outstanding shares of BancGroup common stock, or

  . by BancGroup that it has entered into a letter of intent or an agreement for the acquisition of BancGroup by another person or that BancGroup shall be merged with a person in a transaction in which BancGroup is not the surviving corporation, or a transaction in which BancGroup's current shareholders would own less than 50% of the resulting corporation, then each outstanding share of Mercantile common stock will be converted into
     3.4808 shares of BancGroup common stock without reference to the Market Value of BancGroup common stock.

   As of January 23, 2002, the closing price of BancGroup common stock was $14.57. If, upon the Effective Date, the Market Value is equal to $14.57, then each share of Mercantile common stock will be converted into 3.4808 shares of BancGroup common stock. As a result, a shareholder of Mercantile who owns 500 shares of Mercantile common stock would be entitled to receive 1,740 shares of BancGroup common stock (500 multiplied by 3.4808, rounded down to the nearest whole number) and $5.83 in cash (0.4 multiplied by $14.57) in lieu of a fractional share of BancGroup common stock. Assuming that the Market Value is either greater than $15.00 or less than $11.00, as the Market Value of the BancGroup common stock rises above $15.00 per share, the number of shares of BancGroup common stock to be issued in the merger will decrease, and as the Market Value falls below $11.00 per share, the number of such shares to be issued will increase.

   The closing sales price on the NYSE of the BancGroup common stock on January 23, 2002 was $14.57 per share. Mercantile shareholders are advised to obtain current market quotations for BancGroup common stock under the symbol "CNB" on the NYSE. The Market Value of the BancGroup common stock at the Effective Date may be higher or lower than the market price of BancGroup common stock as of the record date or at the time of the special meeting.

   The merger agreement provides that if, prior to the Effective Date, BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup common stock, an appropriate and proportionate adjustment will be made in the number of shares of BancGroup common stock into which the Mercantile common stock will be converted in the merger.

Surrender of Mercantile Common Stock Certificates

   On the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," Mercantile shareholders, except those shareholders who perfect dissenters' rights under applicable law, will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup common stock, as described in the merger agreement. Outstanding certificates representing shares of the Mercantile common stock will, after the close of the merger, represent shares of BancGroup common stock. Thereafter, upon surrender of the certificates formerly representing shares of Mercantile common stock, the holders will be entitled to receive certificates for the BancGroup common stock. Dividends on the shares of BancGroup common stock will accumulate without interest and will not be distributed to any former shareholder of Mercantile unless and until such shareholder surrenders for cancellation his certificate for Mercantile common stock. SunTrust Bank, Atlanta, Georgia, transfer agent for BancGroup common stock, will act as the Exchange Agent with respect to the shares of Mercantile common stock surrendered in connection with the merger. The Exchange Agent will mail a detailed explanation of these arrangements to Mercantile shareholders promptly following the Effective Date. Stock certificates should not be sent to the exchange agent until such notice is received.

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

Treatment of Mercantile Options

   Assumption of Options. As of the date of this proxy statement-prospectus, Mercantile had granted options, which entitle the holders thereof to acquire up to 232,000 shares of Mercantile common stock. The Mercantile options are issuable pursuant to the Mercantile Bancorp, Inc. Amended and Restated Stock Option Plan, a conversion of a stock option plan originally adopted by First Mercantile Bank on March 8, 1998, and a stock option plan for outside directors originally adopted by Mercantile on April 13, 1999 (collectively, the "Option Plan"). The Option Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to the Employee Retirement Income Security Act of 1974. Mercantile options are not transferable except under the laws of descent and distribution. Except for the Mercantile options exercised, exchanged or terminated prior to the Effective Date, BancGroup will assume all Mercantile options outstanding on the Effective Date, and each such option will represent the right to acquire the BancGroup common stock on substantially the same terms applicable to the Mercantile options. The registration statement registering the shares of BancGroup common stock issued pursuant to the merger also registers the shares of BancGroup common stock to be issued upon the exercise of the Mercantile options assumed by BancGroup. The number of shares of BancGroup common stock to be issued pursuant to such options will equal the number of shares of Mercantile common stock subject to such Mercantile options multiplied by the Exchange Ratio, provided that no fraction of shares of BancGroup common stock will be issued, and the number of shares of BancGroup common stock to be issued upon the exercise of Mercantile options, if a fractional share exists, will equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or else such fractional interest shall be paid in cash, based upon the Market Value. For a description of how Market Value is calculated see "Proposal 1: Approval of the Merger Agreement--Conversion of Mercantile Common Stock." The exercise price for the acquisition of BancGroup common stock will be the exercise price for each share of Mercantile common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done.

   In lieu of the exercise procedure set forth in the previous paragraph, a holder of outstanding Mercantile options may, no later that five days prior to the Effective Date, provide written notice to Mercantile that he or she wishes to exchange his or her Mercantile options, as of the Effective Date, and, to receive an amount of BancGroup common stock or cash. If the holder of Mercantile options elects to receive cash by providing such notice, the amount of cash to be received shall be the difference between the number obtained by multiplying the number of shares of Mercantile common stock issuable pursuant to his or her Mercantile options times the Exchange Ratio times Market Value less the number obtained by multiplying the number of shares of Mercantile common stock issuable pursuant to his or her Mercantile options times the exercise price per share determined pursuant to the Option Plan. The difference is referred to herein as the "Option Consideration".

   If the holder of Mercantile options elects to receive BancGroup common stock in lieu of cash, the Option Consideration shall be divided by Market Value to determine the number of shares of BancGroup common stock to be received. In the event that the exercise prices of all Mercantile options are not the same, the Option Consideration shall be determined for each series of options and the number of shares of BancGroup common stock issued shall be totaled to obtain the aggregate number of shares to be received by that holder of such Mercantile options. No fractional shares shall be issued and fractions shall be paid in cash at the Market Value. If an officer of Mercantile elects to participate in the cash free exchange of his Mercantile options by giving notice five days prior to the Effective Date, he shall also receive a cash bonus equal to Option Consideration multiplied by 0.34 less any consideration due such Mercantile employee under any "Tax Gross Up Bonus" or any other bonus related in any way to the exercise of Mercantile options. If less than all such options are exchanged, the bonus shall be reduced pro rata for those options not exchanged.

   Purpose of the Option Plan. The purpose of the Option Plan is to provide an incentive for key employees and directors of Mercantile to remain in the service of Mercantile, to extend to them the opportunity to acquire a proprietary interest in Mercantile so that they will apply their best efforts for the benefit of Mercantile and its affiliates, and to aid Mercantile and its affiliates in attracting and retaining key personnel. BancGroup believes that its assumption of the Mercantile options will be consistent with this purpose. No further options will be granted under the Option Plan after the merger. A total of 18 persons currently hold Mercantile options that represent the right to acquire 232,000 shares of Mercantile common stock.

   Tax Consequences. Mercantile options issued and held under the Option Plan by employees are not intended to qualify as "incentive stock options," under, and to the extent provided in, Section 422 of the Internal Revenue Code of 1986, as amended. Therefore, the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date, of exercise of the option will generally be taxed as capital gain.

   The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. Option holders should contact their own professional tax advisors for advice concerning their particular tax situation and any changes in the tax law since the date of this proxy statement-prospectus.

   Exercise of Options. After the merger, all Mercantile options will be exercisable in accordance with their terms and may be exercised by the holder by giving written notice to BancGroup on a form provided by BancGroup and by paying to BancGroup in cash the exercise price of the shares to be acquired under the option. Payment may be made to BancGroup by cash, check, bank draft, or money order. The period during which an option may be exercised is stated in the agreement respecting each grant of options but in no case may be more than ten years from the date the option is granted. The optionee must be in the continuous employ of Mercantile or BancGroup from the date of grant through the date of exercise, except as stated below.

   Termination of Employment. If an employee is terminated for cause, the option will also terminate as of the date of termination of employee's employment. Otherwise, the Option will terminate three months following the termination of the employee's employment without cause, or one year following the termination of employment as a result of the employee's death, disability or legal incapacity. "Cause" is defined in the Option Plan as the termination of the employee's employment for "cause" under such individual's employment agreement or, in the absence of such agreement, because of the gross misconduct, drug dependence, gross neglect or incompetent performance of assigned duties, proven dishonesty or commission of a felony on the part of such individual which, in the Board's sole discretion renders such individual unable to properly and effectively provide services to, or effectively act as a represent of, Mercantile.

   Administration. The Option Plan is administered by the Board of Directors of Mercantile.

   Other Matters. It is not anticipated that BancGroup will make any reports to option holders regarding the amount or status of Mercantile options held. Option holders may obtain such information from BancGroup at the address given
above on page    of this proxy statement-prospectus.

   The shares subject to options will be issued by BancGroup from authorized but unissued shares of BancGroup common stock, including treasury shares or from shares purchased by BancGroup on the open market.

Certain Federal Income Tax Consequences

   The merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of each of Mercantile and BancGroup to consummate the merger is conditioned on the receipt of an opinion from PricewaterhouseCoopers LLP, BancGroup's independent public accountant, to the effect that the merger will constitute such a reorganization. BancGroup and Mercantile have received this opinion. In delivering its opinion, PricewaterhouseCoopers LLP received and relied upon certain representations contained in certificates of officers of BancGroup and Mercantile and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein.

   Neither Mercantile nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the merger. Mercantile shareholders should be aware that the opinion will not be binding on the IRS or the courts. Mercantile shareholders also should be aware that some of the tax consequences of the merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

   The tax opinion states that, provided the assumptions stated therein are satisfied, the merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to Mercantile shareholders who exchange their shares of Mercantile common stock for shares of BancGroup common stock:

   . No gain or loss will be recognized by Mercantile shareholders on the exchange of shares of Mercantile common stock for shares of BancGroup common stock;

  . The aggregate basis of BancGroup common stock received by each Mercantile shareholder (including any fractional shares of BancGroup common stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of Mercantile common stock surrendered in exchange therefor;

  . The holding period of the shares of BancGroup common stock received by each Mercantile shareholder will include the period during which the shares of Mercantile common stock exchanged therefor were held, provided that the shares of Mercantile common stock were a capital asset in the holder's hands as of the Effective Date;

  . Cash payments received by each Mercantile shareholder in lieu of a fractional share of BancGroup common stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the Mercantile common stock is a capital asset in the hands of the holder;

  . No gain or loss will be recognized by Mercantile upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of Mercantile;

  . The basis of the assets of Mercantile acquired by BancGroup will be the same as the basis of the assets in the hands of Mercantile immediately prior to the merger;

  . The holding period of the assets of Mercantile in the hands of BancGroup will include the period during which such assets were held by Mercantile;

  . No gain or loss will be recognized by Mercantile option holders on the assumption and conversion of Mercantile options into options to acquire BancGroup common stock; and

  . A Mercantile shareholder who dissents and receives only cash pursuant to dissenter's rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Mercantile common stock converted, if the shares of Mercantile common stock were held as capital assets. However, a Mercantile shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

   None of the currently outstanding options to purchase Mercantile common stock are qualified as "incentive" stock options. Therefore, holders of such options will recognize taxable income if and when they exercise such options equal to the fair market value of the stock subject to the option over the exercise price at the date of exercise. Mercantile (or BancGroup if such options are exercised after the completion of the merger) would be entitled to a tax deduction for the same value. If a Mercantile option holder chooses to exchange his or her options for cash or for BancGroup common stock, then such holder will recognize taxable income for the value of such cash or stock and taxable income for the cash bonus that will also be paid to such a holder. See "Proposal 1: Approval of the Merger Agreement--Treatment of Mercantile Options."

   Each Mercantile shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the merger occurs that such shareholder has received BancGroup common stock in a reorganization.

   THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF MERCANTILE, TO MERCANTILE AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES OF MERCANTILE COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. MERCANTILE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

Change in Shareholder Rights

   If the merger is consummated, the shareholders of Mercantile, a Texas corporation, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to Mercantile common stock as compared with BancGroup common stock, see "Comparative Rights of Stockholders."

Conditions to Consummation of the Merger

   The parties' respective obligations to consummate the merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the merger agreement.

   The obligations of Mercantile and BancGroup to consummate the merger are conditioned upon, among other things:

  . the approval of the merger agreement by the holders of at least two-thirds of the outstanding shares of Mercantile common stock;

  . the notification to, or approval of the merger by, the Board of Governors of the Federal Reserve System;

  . the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the merger or to obtain divestiture, rescission or damages in connection with the merger;

  . the absence of any investigation by any governmental agency which might result in any such proceeding;

  .  consummation of the merger no later than August 31, 2002;

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

  .  the effectiveness of the registration statement;

  . the receipt of the opinion regarding certain tax matters from PricewaterhouseCoopers LLP; and

  .  receipt of opinions of counsel regarding certain matters.

   The obligation of Mercantile to consummate the merger is further subject to several other conditions, including:

  . the absence of any material adverse change in the financial condition or affairs of BancGroup;

  . SAMCO shall not have withdrawn as of the Effective Date its opinion attached as Appendix C to this proxy statement-prospectus that the terms of the merger are fair, from a financial point of view, to the shareholders of Mercantile;

  . the shares of BancGroup common stock to be issued under the merger agreement shall have been approved for listing on the NYSE; and

  . the accuracy in all material respects of the representations and warranties of BancGroup contained in the merger agreement and the performance by BancGroup of all of its covenants and agreements under the merger agreement.

   The obligation of BancGroup to consummate the merger is subject to several other conditions, including:

  . the absence of any material adverse change in the financial condition or affairs of Mercantile;

  . the number of shares as to which holders of Mercantile common stock exercise dissenters' rights not exceeding 10% of the outstanding shares of Mercantile common stock; and

  . the accuracy in all material respects of the representations and warranties of Mercantile contained in the merger agreement and the performance by Mercantile of all of its covenants and agreements under the merger agreement.

   It is anticipated that the foregoing conditions, as well as certain other conditions contained in the merger agreement, such as the receipt of certificates of officers of each party as to compliance with the merger agreement and satisfaction of each party of all representations, warranties and covenants, will either be satisfied or waived by the parties. The merger agreement provides that each of Mercantile and BancGroup may waive all conditions to its respective obligation to consummate the merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the merger agreement by the shareholders of Mercantile. In making any decision regarding a waiver of one or more conditions to consummation of the merger or an amendment of the merger agreement, the boards of directors of Mercantile and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

Amendment or Termination of Agreement

   To the extent permitted by law, the merger agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the boards of directors of each of the parties. However, after approval of the merger agreement by the holders of Mercantile common stock, no amendment affecting the consideration to be received by Mercantile shareholders may be made without the further approval of such shareholders. The merger agreement may be terminated at any time prior to or on the Effective Date, whether before or after approval of the merger agreement by the shareholders of Mercantile, by the mutual consent of the respective boards of directors of Mercantile and BancGroup or by the board of directors of either BancGroup or Mercantile under certain circumstances including, but not limited to:

  . a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party;

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

  . failure to consummate the transactions contemplated under the merger agreement by August 31, 2002, provided that such failure to consummate is not caused by any breach of the merger agreement by the party electing to terminate; and

  . without further action by either party, upon the execution by Mercantile of a legally binding agreement between Mercantile and any third party with respect to any Acquisition Proposal, provided that BancGroup will have the right to demand payment of liquidated damages. See "--Commitment with Respect to Other Offers."

Commitment with Respect to Other Offers

   Until the earlier of the Effective Date or, subject to certain limitations, the termination of the merger agreement, neither Mercantile nor any of its directors or officers (or any person representing any of the foregoing) may solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, Mercantile or any business combination involving Mercantile (collectively, an "Acquisition Proposal") other than as contemplated by the merger agreement. Mercantile is required to notify BancGroup immediately if any such inquiries or proposals are received by Mercantile, if any such information is requested from Mercantile, or if any such negotiations or discussions are sought to be initiated with Mercantile. Mercantile is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. Mercantile may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to Mercantile that it is required to do so in order to comply with its legal obligations. If Mercantile enters into a letter of intent or definitive agreement with respect to such an Acquisition Proposal either before the Effective Date or termination of the merger agreement (subject to certain exceptions) or receives an Acquisition Proposal and consummates a transaction pursuant to it within 24 months of termination of the merger agreement (subject to certain exceptions), then Mercantile will pay BancGroup the sum of $6,000,000 as liquidated damages.

Regulatory Approvals

   An application must be filed with the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the "BHCA") and the regulations promulgated pursuant thereto for its prior approval of the merger. In addition, notice of the merger must be filed with the Texas Department of Banking (the "Texas Department") pursuant to Texas Finance Code (S) 202.001. Subsequent to the merger, it is anticipated that First Mercantile Bank will be merged with and into Colonial Bank (the "Bank Merger"). Prior to the consummation of the Bank Merger, the approval of the Bank Merger by the Federal Reserve and the Alabama State Banking Department ("Alabama Department") must be obtained, and notice of the Bank Merger must be filed with the Office of the Comptroller of the Currency (the "OCC"). With respect to the Bank Merger, applications were filed with the Federal Reserve and the Alabama Department, and a notification was filed with the OCC, on January 16, 2002. With respect to the merger, an application was filed with the Federal Reserve and a notification was filed with the Texas Department on January 16, 2002. The regulatory approval process is expected to take approximately six weeks from this date.

   Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to completion of the merger. The Federal Reserve must withhold approval of the merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition

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

and managerial resources of BancGroup, its subsidiaries, any banks related to BancGroup through common ownership or management, and First Mercantile Bank. Finally, the Federal Reserve will consider the compliance records of BancGroup's subsidiaries under the Community Reinvestment Act.

   In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the target bank is located requires the target bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such target bank if such target bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years.

   Also, the Federal Reserve is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

   The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the merger. During such period, the United States Department of Justice, should it object to the merger for antitrust reasons, may challenge the consummation of the merger.

   Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Federal Reserve's prior approval of the Bank Merger must be obtained. The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served. Finally, the Federal Reserve will consider the compliance records of the applicant bank under the Community Reinvestment Act.

   In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, the Federal Reserve is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

   The Bank Merger Act and the Federal Reserve regulations provide for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Bank Merger. The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the merger for antitrust reasons, may challenge the consummation of the merger.

   Alabama Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. The Superintendent of the Alabama Department will approve the Bank Merger, if he finds that:

  . the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger,

  . any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and

  . the proposed Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest.

   The merger agreement provides that the obligation of each of BancGroup and Mercantile to consummate the merger is conditioned upon the receipt of all necessary regulatory approvals to merge Mercantile with and into BancGroup. The approval of the Bank Merger is not required to consummate the merger. There can be no assurance that the application necessary for BancGroup to consummate the merger with Mercantile will be approved, and, if such approval is received, that such approval will not be conditioned upon terms and conditions that would cause the parties to abandon the merger.

   Any approval received from bank regulatory agencies reflects only their view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

   BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the merger except for the prior approval of the Federal Reserve and notification to the Texas Department described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

Conduct of Business Pending the Merger

   The merger agreement contains certain restrictions on the conduct of the business of Mercantile pending consummation of the merger. The merger agreement prohibits Mercantile from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and Mercantile:

  . Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of Mercantile common stock issued upon the exercise of Mercantile options;

  . Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

  . Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

  . Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities except if the merger is not consummated prior to the record date for BancGroup's second quarter dividend (which is usually declared in July), Mercantile may pay to its shareholders a cash dividend equal to what they would have received if the merger had already been consummated, however, in no event shall Mercantile shareholders be entitled to a dividend from both Mercantile and BancGroup in the quarter that the merger is consummated;

  . Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

  . Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

  .  Waiving any rights of value which in the aggregate are material;

  . Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

  . Except in accordance with past practice and set forth in schedules to the merger agreement, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

  . Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

  . Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

  . Entering into any other material transaction other than in the ordinary course of business.

   The merger agreement provides that prior to the Effective Date, no director or officer of Mercantile or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of Mercantile or its subsidiaries.

   The merger agreement also provides that (i) at the request of BancGroup, Mercantile will consult with BancGroup and advise BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $500,000 that are not single-family residential loan requests; and (ii) Mercantile will consult with BancGroup respecting business issues that Mercantile believes should be brought to the attention of BancGroup.

   The merger agreement also provides that Mercantile, or any agent of Mercantile, will not solicit or negotiate with any other entity with the purpose of allowing Mercantile, or substantially all of its assets, to be purchased by an entity other than BancGroup. Likewise, Mercantile has agreed not to enter into any contract that would result in the sale of Mercantile, or substantially all of its assets, to an entity other than BancGroup. Under most circumstances, if Mercantile is acquired by an entity other than BancGroup within 24 months of the termination of the merger agreement (other than if such termination is caused by BancGroup's breach of the merger agreement), then Mercantile, or the acquiring entity, will be obligated to pay the principal sum of $6,000,000 to BancGroup.

Indemnification

   BancGroup has agreed to indemnify for three years present and former directors and officers of Mercantile and the Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the maximum extent provided in the Texas Business Corporation Act, or the TBCA, and Mercantile's Articles of Incorporation and Bylaws. BancGroup has also agreed to use commercially reasonable efforts to maintain in effect for a period of three years following the merger the current policies of directors' and officers' liability insurance currently maintained by Mercantile with respect to claims arising from facts or events that occurred before the merger became effective.

Rights of Dissenting Shareholders

   Shareholders of Mercantile as of the record date may exercise dissenters' rights in connection with the merger by complying with Articles 5.11, 5.12 and
5.13 of the TBCA. Consummation of the merger is subject to, among other things, the holders of no more than 10% of the outstanding Mercantile common stock electing to exercise their dissenters' rights. By exercising dissenters' rights, you will be entitled to receive, if the merger is consummated, the "fair value" of the shares of Mercantile common stock that you owned as of the day immediately prior to the date of the special meeting. This value may differ from the value of the consideration that you would otherwise receive in the merger. The following is a summary of the statutory procedures that you must follow in the event you elect to exercise your dissenters' rights under the TBCA. This summary is not complete and is qualified in its entirety by reference to Articles 5.11, 5.12 and 5.13 of the TBCA, the text of which is set forth in full in Appendix B to this proxy statement-prospectus.

   How to exercise and perfect your right to dissent. In order to be eligible to exercise your right to dissent to the merger and to receive, upon compliance with the statutory requirements summarized below, the fair value of your shares of Mercantile common stock as of the day immediately preceding the special meeting, excluding any appreciation or depreciation in anticipation of the merger:

 .   you must, prior to the special meeting, provide      Any written objection with notice of intent to exercise
     Mercantile with a written objection to the          the right of dissent should be addressed as follows:
     merger that states that you intend to exercise      Mercantile Bancorp, Inc.
     your right to dissent if the merger is              8144 Walnut Hill Lane, Suite 180
     consummated and that provides an address to         Dallas, Texas, 75231
     which a notice about the outcome of the vote        Attention: Corporate Secretary
     on the merger may be sent; and

 .   you must not vote your shares of Mercantile          You should sign every communication
     common stock in favor of the merger
     agreement

   In order to exercise properly dissenter's rights, you must refrain from voting by proxy or in person in favor of the merger agreement. A shareholder who executes and returns an unmarked proxy will have his or her shares voted "for" the merger agreement and, as a consequence thereof, such shareholder will be foreclosed from exercising rights as a dissenting shareholder.

   Your demand for payment. If you comply with the two items described above and the merger is completed, BancGroup, as the surviving corporation, will within 10 days of the completion of the merger deliver or mail to all holders of Mercantile common stock who satisfied the foregoing requirements a written notice that the merger has been completed. You must, within 10 days of the date the notice was sent to you by BancGroup, send a written demand to BancGroup for payment of the fair value of your shares of Mercantile common stock. Such written demand must state the number and class of the shares that you owned as of the record date and your estimate of the fair value of the shares. The fair value of your shares of Mercantile common stock will be the value of the shares on the day immediately preceding the special meeting, excluding any appreciation or depreciation in anticipation of the merger. If you should fail to make such a demand within the ten-day period, you will lose the right to dissent and will be bound by the terms of the merger agreement. In order to preserve dissenters' rights, you must also submit your stock certificates to BancGroup within 20 days of making a demand for payment for notation thereon that such demand has been made. The failure to do so shall, at BancGroup's option, terminate your rights to dissent and appraisal unless a court of competent jurisdiction for good and sufficient cause shown shall direct otherwise. Any notice addressed to BancGroup must be addressed to:

                         Office of the Senior Counsel
                         The Colonial BancGroup, Inc.
                           Colonial Financial Center
                             Once Commerce Street
                                  Fifth Floor
                           Montgomery, Alabama 36104
                                (334) 240-5000

   BancGroup's action upon receipt of your demand for payment. Within 20 days of receiving your written demand for payment and estimate of the fair value of your shares of Mercantile common stock, BancGroup must mail or deliver to you a written notice that either:

  . Accepts the amount declared in the demand and agrees to pay that amount within 90 days after the effective date of the merger and upon surrender of your certificate representing your shares of Mercantile common stock; or

  . States BancGroup's estimate of the fair value of the shares and offers to pay the amount of that estimate within 90 days after the effective date of the merger and upon surrender of your certificate representing your shares of Mercantile common stock and upon receipt of notice within 60 days after the completion of the merger that you agree to accept BancGroup's estimate.

   Payment of the fair value of yours shares of Mercantile common stock upon agreement of an estimate. If you and BancGroup agree upon the fair value of your shares of Mercantile common stock within 60 days after completion of the merger, BancGroup shall pay the amount of the agreed value to you upon receipt of your duly endorsed share certificates within 90 days of the completion of the merger. Upon payment of the agreed fair value, you will cease to have any interest in such shares.

   Commencement of legal proceedings if a demand for payment remains unsettled. If you and BancGroup have not agreed upon the fair value of your shares of Mercantile common stock within the 60-day period immediately subsequent to the completion of the merger, then either you or BancGroup may, within 60 days of the expiration of the 60 days after the effective date of the merger, file a petition in any court of competent jurisdiction in Dallas County, Texas, asking for a finding and determination of the fair value of the shares. If filed by a shareholder, service of the petition shall be had upon BancGroup as the surviving corporation and BancGroup must within 10 days after service file with the clerk of the court a list with the names and addresses of all shareholders who have demanded payment and not reached agreement as to the fair value. If filed by BancGroup, the petition must be accompanied by such a list. The clerk of the court shall give notice to BancGroup and all shareholders named on the list of the time and place fixed for the hearing of the petition. After the hearing of the petition, the court shall determine the stockholders who have complied with the statutory requirements and have become entitled to the valuation of and payment for their shares, and the court shall appoint one or more qualified appraisers to determine the fair value.

   The appraisers may examine the books and records of Mercantile and shall afford the interested parties a reasonable opportunity to submit pertinent evidence. The appraisers are to make a determination of the fair value upon such examination as they deem proper. The appraisers shall file a report of the value in the office of the clerk of the court, notice of which shall be given to the parties in interest. The parties in interest may submit exceptions to the report, which will be heard before the court upon the law and the facts. The court shall adjudge the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment thereof by BancGroup as the surviving corporation, together with interest which shall begin to accrue 91 days after the effective date of the merger. However, the judgment shall be payable only upon and simultaneously with surrender of the certificates representing your shares, duly endorsed. Upon BancGroup's payment of the judgment, you shall cease to have any interest in the shares. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable, with the respective parties to bear their own attorneys' fees. Any shareholder who has demanded payment for such holder's shares may withdraw such demand at any time before payment or before any petition has been filed for valuation by the court. A demand may not be withdrawn after payment or, unless BancGroup consents, after such a petition has been filed in court. After a demand has been withdrawn, the stockholder and all persons claiming under the shareholder shall be conclusively presumed to have approved the Agreement and shall be bound by its terms.

   Federal income tax consequences.  See "Proposal 1: Approval of the Merger
Agreement--Certain Federal Income Tax Consequences," beginning on page    for a
discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

Resale of BancGroup Common Stock Issued in the Merger

   The shares of BancGroup common stock to be issued to Mercantile shareholders pursuant to the merger agreement, including any shares to be issued pursuant to Mercantile options, have been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of Mercantile who are not "affiliates" of Mercantile may resell, without restriction, all shares of BancGroup common stock which they receive in connection with the merger. Under the Securities Act, only affiliates of Mercantile are subject to restrictions on the resale of the BancGroup common stock which they receive in the merger. The definition of "affiliate" is complex and depends on the specific facts of each individual, but generally includes directors, executive officers, 10% shareholders and other persons with the power to direct management policies of the corporation in question.

   The BancGroup common stock received by affiliates of Mercantile who do not also become affiliates of BancGroup after the consummation of the merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup common stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup common stock or the average weekly trading volume in BancGroup common stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former Mercantile affiliate has held the BancGroup common stock for at least one year. BancGroup common stock held by affiliates of Mercantile who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

   Mercantile has provided BancGroup with the identity of individuals (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of Mercantile. BancGroup has obtained from those individuals a written undertaking to the effect that the individual agrees not to make a distribution within the meaning of Rule 145 under the Securities Act or to sell, transfer or otherwise dispose of the shares of BancGroup common stock received in the merger except in accordance with the Securities Act.

   In addition, directors and certain executive officers of Mercantile and First Mercantile Bank have agreed in the affiliate agreements they entered into with BancGroup to certain additional restrictions on resale of the BancGroup common stock issued to them in the merger. For a description of the affiliate agreements, see "Proposal 1: Approval of the Merger Agreement--Interests of
Certain Persons in the Merger--Affiliate Agreements" on page   .

Accounting Treatment

   BancGroup will account for the merger as a purchase transaction in accordance with generally accepted accounting principles. Under this accounting treatment, and in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the purchase price will be assigned to the fair value of the net tangible and intangible assets acquired, with any amounts in excess thereof being assigned to "goodwill." The valuation of intangibles, if any, will be made as of the Effective Date of the merger. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, qualifying intangibles, such as core deposit intangibles, will be amortized by charges to future earnings over their expected useful lives. Amortization of core deposit intangibles is non-deductible for tax purposes. The remaining goodwill will be capitalized and evaluated for impairment on an annual basis, or if circumstances arise in which it is more likely than not the fair value of the related reporting unit has been reduced. If such goodwill were to be deemed impaired, such impairment would be measured and any such amount would be charged against current earnings.

Mercantile Trust Preferred Securities

   In September 2001, MBI Capital Trust I, a special purpose finance subsidiary of Mercantile, issued 800,000 of its floating rate cumulative preferred securities having an aggregate liquidation value of $8,000,000 in a private placement exempt from the registration requirements of the Securities Act. At that time, Mercantile acquired 25,000 of the trust's floating rate cumulative common securities having an aggregate liquidation value of $250,000. The preferred securities and the common securities represent undivided beneficial interests in the assets of the trust, which consist solely of a floating rate subordinated debenture, due September 2031, issued by Mercantile in aggregate principal amount of $8,250,000. The subordinated debenture accrues interest at a floating rate of 125 basis points over the prime rate per annum as published in The Wall Street Journal, and the rate is adjusted quarterly. Through March 31, 2002, the subordinated debenture accrues interest at a rate of 6.00% per annum. Mercantile makes quarterly interest only payments under the subordinated debenture to the trust which, in turn, remits payment to the holders of the preferred securities and the common securities in the form of a quarterly dividend. The principal amount of the subordinated debenture is not due until maturity.

   Mercantile created the trust for the sole and limited purpose of issuing the preferred securities and the common securities and investing the proceeds from the sale of securities in the subordinated debenture. Mercantile used the proceeds from the sale of the trust preferred securities to finance a portion of the purchase price it paid to acquire TownBank. SAMCO acted as co-placement agent in the trust preferred securities offering.

   In addition to its obligation to make quarterly payments of interest under the subordinated debenture, Mercantile has, under the preferred securities guarantee agreement, guaranteed to pay directly any amount held by the trust but not distributed to the holders of the preferred securities. Mercantile's obligation under the guarantee would arise only to the extent that the trust receives payments on the subordinated debenture, but does not, for whatever reason, distribute the full amount of the proceeds to the holders of the preferred securities.

   The merger agreement requires BancGroup to assume Mercantile's obligations related to the trust preferred securities, which includes its obligations under the indenture, including the obligation to make quarterly payments on the subordinated debenture, and the preferred securities guarantee agreement.

NYSE Reporting of BancGroup Common Stock Issued in the Merger

   The shares of BancGroup common stock to be issued in the merger will be listed on the NYSE. Subsequent sales of BancGroup common stock issued in the merger will generally be reported on the NYSE.

Management Following the Merger

   The management of BancGroup will not change in connection with the merger.

                        PROPOSAL 2:  THE 280G PAYMENTS

   In addition to voting on the proposal to approve the merger agreement, Mercantile shareholders are being asked to consider and approve certain 280G payments to Roy J. Salley, the Chief Executive Officer of Mercantile and its subsidiary First Mercantile Bank. Mercantile, however, has agreed not to make any payments to any employee of Mercantile that would fail to be deductible for federal income tax purposes by virtue of Section 280G of the Internal Revenue Code. Section 280G provides that payments to officers, employees or shareholders of more than 1% of the outstanding shares of Mercantile common stock, which would otherwise be deductible expenses of an employer for federal income tax purposes, will not be deductible to the extent such payment may be characterized as a "parachute payment." Generally speaking, a "parachute payment" occurs when there is a change in control of an employer and, as a result, certain employees receive payments in the nature of compensation equal to or greater than three times their average annual compensation for the five years preceding the taxable year in which the change in control occurs. The amount of the payment that exceeds 299% of the employee's average annual compensation constitutes a "parachute payment," or a 280G payment. Any payment in violation of Section 280G will not be deductible by Mercantile and will be subject to a 20% excise tax payable by the recipient.

   In connection with the merger, it is possible that the following payments would constitute 280G payments:

  . the rights of the officers and directors to the automatic accelerated vesting of Mercantile options under the existing Mercantile option agreements,

  .  the payments made to certain officers pursuant to the merger agreement, or

  .  the potential payments under certain other agreements.

   The Internal Revenue Code contains an exemption for 280G payments by a corporation whose stock is not publicly traded on an established securities market if disinterested shareholders owning more than 75% of the voting power of such corporation's stock approve the payment. The shares of Mercantile common stock are not considered publicly traded on an established securities market for this purpose. Accordingly, to the extent the shareholder approval requirements of Section 280G are satisfied with respect to the payments to Mr. Sally, such payments will not be considered to be parachute payments and therefore would not give rise to an excess parachute payment subject to loss of deductibility and the 20% excise tax.

Summary of Payments

   Mr. Salley is entitled to receive the following payments in connection with the consummation of the merger:

  . on December 31, 1997, Mr. Salley received a grant of options to purchase 40,000 shares of Mercantile common stock at an exercise price of $10.00 per share, of which 8,000 options remain unvested. Although the exact amount of the payment resulting from the acceleration of Mr. Salley's Mercantile options cannot be known until the Market Value of the BancGroup common stock is established, if the Market Value of the BancGroup common stock as of the Effective Date is $15.00 or higher per share, the amount of the payment resulting from the acceleration of Mr. Salley's vesting in the options, calculated in accordance with Section 280G, is estimated to be $41,933.

  . in the event Mr. Salley elects to participate in the cash free exchange of his Mercantile options and receive either cash or BancGroup common stock, he will be entitled to receive a cash bonus equal to 34% of the value of the cash or BancGroup common stock received. Although the exact amount of this cash bonus cannot be known until the Market Value of the BancGroup common stock is established, if the Market Value of BancGroup common stock as of the Effective Date is $15.00 or more per share, Mr. Salley would be entitled to a payment of $574,056 at closing.

  . the Mercantile Board of Directors agreed to pay Mr. Salley a cash bonus if certain conditions were satisfied. These conditions included the successful sale of Mercantile at a price greater than $40.00 per share. Pursuant to that agreement, Mr. Salley will receive at the closing of the merger a cash bonus of

     0.75% of the merger consideration paid to Mercantile shareholders. Although the exact amount of this performance cash bonus cannot be known until the Market Value of BancGroup common stock is established, if the Market Value of the BancGroup common stock as of the Effective Date is $15.00 or greater per share, Mr. Salley will be entitled to receive a cash bonus of approximately $523,439.

   Pursuant to Section 280G of the Code, only that portion of the payments to Mr. Salley described above that exceeds $719,822 needs to be approved by the Mercantile shareholders.

Approval of 280G Payments

   In order to avoid the loss of deductibility to Mercantile and the 20% excise tax to Mr. Salley and to ensure that Mercantile will not breach the merger agreement, Mercantile shareholders are being asked to approve the 280G payments to Mr. Salley. Mr. Salley has executed a waiver letter, pursuant to which he waives his right to that portion of any 280G payment that would cause the 280G payment to constitute a parachute payment under Section 280G of the Code in the event Mercantile fails to obtain the requisite shareholder approval. Even if the proposal to approve the 280G payments is not approved by the Mercantile shareholders, Mr. Salley will still receive $719,822 at the closing of the merger. This payment will consist of the acceleration of Mr. Salley's vesting in his options, the payment equal to 34% of the value of his Mercantile options exchanged for cash or BancGroup common stock, to the extent that he elects to do so, and to the extent those two payments do not exceed $719,822, that portion of the performance cash bonus that when added to the first two payments would equal $719,822. If Mercantile's shareholders approve proposal 2, Mr. Salley will receive the balance of the performance cash bonus at closing.

   As described above, Section 280G provides an exemption from the adverse federal income tax consequences if the disinterested shareholders holding more than 75% of the voting power of Mercantile common stock immediately preceding the effective time of the merger approve the 280G payments then the 280G payments will not be considered parachute payments and, therefore, will not cause a loss of deductability or a 20% excise tax.

   Mr. Salley and his spouse, parents, children and grandchildren are disqualified from voting on the proposal to approve the 280G payments, and shares of Mercantile common stock beneficially owned by such persons will not be treated as outstanding for purposes of computing the necessary vote to approve their payment.

   At the record date, Mr. Salley owned 100 shares of Mercantile common stock, representing less then 1% of the shares of Mercantile common stock entitled to vote at the special meeting. Accordingly, the approval of the 280G payments for Mr. Salley will require the affirmative vote of more than 75% of the remaining 1,336,652 shares, or at least 1,002,489 shares of Mercantile common stock.

   Finally, even without the shareholder vote referenced above, any portion of a 280G payment will be reduced to the extent, if any, that Mercantile demonstrates by clear and convincing evidence that some or all of such 280G payment is "reasonable compensation" for services to be rendered to BancGroup after the merger. Any portion of a 280G payment will be reduced to the extent, if any, that Mercantile demonstrates by clear and convincing evidence that some or all of such 280G payment is "reasonable compensation" for services rendered to Mercantile prior to the merger.

   The approval of the 280G payments is not a condition precedent to consummation of the merger. If the Mercantile shareholders do not approve any of the payments, Mr. Salley will not receive any payment that would violate
Section 280G of the Code. Payment of the 280G payments will not affect the amount to be received by the Mercantile shareholders if the merger agreement is approved.

   THE BOARD OF DIRECTORS OF MERCANTILE BELIEVES THAT THE 280G PAYMENTS TO MR. SALLEY IS IN THE BEST INTEREST OF THE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 280G PAYMENTS TO MR. SALLEY.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

   Mercantile. Presently, no active trading market exists for the Mercantile common stock and management of Mercantile does not anticipate that a market for Mercantile common stock will develop. No registered broker/dealer makes a market in Mercantile common stock, and Mercantile common stock is not listed or quoted on any stock exchange or automated quotation system. Mercantile acts as its own transfer agent and registrar.

   Occasionally, management of Mercantile becomes aware of trades of shares of its common stock and the prices at which these trades were executed. The following table sets forth the high and low sales price to the extent known to management of Mercantile for trades in its common stock for each quarter during 1999, 2000 and 2001:

                                                       Number
                                             Number   of Shares
                               High   Low   of Trades  Traded
                              ------ ------ --------- ---------
               1999
               First Quarter. $   -- $   --    --           --
               Second Quarter     --     --    --           --
               Third Quarter.     --     --    --           --
               Fourth Quarter                               --
                                  --     --    --
               2000
               First Quarter. $   -- $   --    --           --
               Second Quarter  22.50  22.50    56      145,140(1)
               Third Quarter.  22.50  22.50    58      119,195(1)
               Fourth Quarter                           68,350(1)
                               22.50  22.50    24
               2001
               First Quarter. $22.50 $22.50    49      131,400(1)
               Second Quarter  22.50  22.50     4      166,667(1)
               Third Quarter.  27.00  27.00    20       37,037(2)
               Fourth Quarter     --     --    --           --

--------
(1) Represents the issuance of shares of Mercantile common stock for $22.50 per share, in cash, in an offering exempt from registration under the Securities Act.
(2) Represents the issuance of 37,037 shares of Mercantile common stock for $27.00 per share, in cash, in order to fund a part of the TownBank acquisition.

   The prices given above represent actual trades but may not include all trades that occurred during the reported period. The prices given are the result of limited trading and may not be representative of the actual fair market value of the Mercantile common stock.

   Mercantile is not obligated to register its common stock or, upon any registration, to create a market for its shares. Thus, a holder of Mercantile common stock may be unable to liquidate his or her investment and must be able to bear the economic risk of such investment indefinitely.

   BancGroup. BancGroup common stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low sales prices of the BancGroup common stock as reported on the NYSE since January 1, 1999.

                                                Price Per Share
                                                of Common Stock
                                                --------------- Dividends
                                                 High     Low   Per Share
                                                ------- ------- ---------
       1999
       First Quarter........................... $12.563 $11.375   $.095
       Second Quarter..........................  13.938  11.188    .095
       Third Quarter...........................  15.000  10.375    .095
       Fourth Quarter..........................  12.938  10.188    .095

       2000
       First Quarter........................... $10.750 $ 8.625     .11
       Second Quarter..........................  11.250   9.000     .11
       Third Quarter...........................  10.750   9.688     .11
       Fourth Quarter..........................  11.125   8.313     .11

       2001
       First Quarter........................... $ 13.12 $ 10.75     .12
       Second Quarter..........................   14.75   12.05     .12
       Third Quarter...........................   14.94   12.02     .12
       Fourth Quarter..........................   14.98   12.07     .12

       2002
       First Quarter (through January 23, 2002) $ 14.70 $ 14.01     .13

   On November 29, 2001, the business day immediately prior to the public announcement of the merger, the closing price of the BancGroup common stock on the NYSE was $14.00 per share. The following table presents the market value per share of BancGroup common stock on that date, and the market value and equivalent per share value of Mercantile common stock on that date:

                                                          Equivalent
                                     BancGroup Mercantile Price Per
                                      Common     Common   Mercantile
                                     Stock(1)   Stock(2)   Share(3)
                                     --------- ---------- ----------
            Comparative Market Value  $14.00     $27.00     $48.73

--------
(1) Closing price as reported by the NYSE on November 29, 2001.
(2) No established public trading market exists for the shares of Mercantile common stock. The comparative market value shown for Mercantile common stock represents the price at which shares of Mercantile common stock were sold on September 10, 2001, which was the last sale price prior to the public announcement of the merger on November 30, 2001, of which management of Mercantile is aware.
(3) If the merger had closed on November 29, 2001, and assuming that the Market Value of BancGroup common stock had also been $14.00, 3.4808 shares of BancGroup common stock would have been exchanged for each share of Mercantile common stock.

                    BANCGROUP CAPITAL STOCK AND DEBENTURES

   BancGroup's authorized capital stock consists of 200,000,000 shares of BancGroup common stock, par value $2.50 per share and 1,000,000 shares of preference stock. As of December 31, 2001, there were issued and outstanding a total of 115,244,185 shares of BancGroup common stock. No shares of BancGroup preference stock are issued and outstanding. Additionally, BancGroup has various issuances of long term debt outstanding at December 31, 2001 summarized as follows and described more fully below, under BancGroup debt.

                                                    December 31, 2001
                                                    -----------------
                                                     (in thousands)
          71/2% Convertible Subordinated Debentures    $    2,795
          7% Convertible Subordinated Debentures...           725
          Variable Rate Subordinated Debentures....         7,725
          Subordinated Notes.......................       254,306
          Trust Preferred Securities...............        70,000
          FHLB Advances............................     1,361,938
          Reverse Repurchase Agreements............        88,063
          Other Long Term Debt.....................           588
                                                       ----------
             Total.................................    $1,786,140
                                                       ==========

   The following statements with respect to BancGroup common stock and preference stock are brief summaries of material provisions of Delaware law, the restated certificate of incorporation of BancGroup, as amended, and bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BancGroup Common Stock

   Dividends. Subject to the rights of holders of Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup common stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup board of directors, the holders of BancGroup common stock are entitled to share ratably in such dividends.

   Voting Rights. Each holder of BancGroup common stock has one vote for each share held on matters presented for consideration by the stockholders.

   Preemptive Rights. The holders of BancGroup common stock have no preemptive rights to acquire any additional shares of BancGroup.

   Issuance of Stock. The BancGroup Certificate authorizes the board of directors of BancGroup to issue authorized shares of BancGroup common stock without stockholder approval. However, BancGroup's common stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup common stock under certain circumstances.

   Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

BancGroup Preference Stock

   The BancGroup preference stock may be issued from time to time as a class without series, or if so determined by the board of directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preference stock, or of the entire class of preference stock if none of such shares has been issued, the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the board of directors of BancGroup. Preference stock may have a preference over the BancGroup common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the board of directors of BancGroup.

BancGroup Debt

   BancGroup has 7.50% Convertible Subordinated Debentures due March 31, 2011 ("1986 Debentures") issued in 1986 that are convertible at any time into shares of BancGroup common stock, at the conversion price of $7.00 principal amount of 1986 Debentures, subject to adjustment upon the occurrence of certain events, for each share of stock received. The 1986 Debentures are redeemable at the option of BancGroup at the face amount plus accrued interest. In the event all of the remaining 1986 Debentures are converted into shares of BancGroup common stock in accordance with the 1986 Indenture, approximately 399,000 shares of such common stock would be issued.

   BancGroup also has 7.00% Convertible Subordinated Debentures due December 31, 2004 ("1994 Debentures"), that were issued by D/W Bankshares prior to being merged into BancGroup. The 1994 Debentures are convertible into BancGroup common stock, at the conversion price of $7.58 principal amount of the 1994 Debentures, subject to adjustment upon occurrence of certain events, for each share of stock received. In the event all of the remaining 1994 Debentures are converted into shares of BancGroup common stock in accordance with the 1994 Indenture, approximately 96,000 shares of such common stock would be issued.

   In connection with the ASB Bancshares, Inc. acquisition, on February 5, 1998, BancGroup issued $7,725,000 of variable rate subordinated debentures due February 5, 2008 ("1998 Debentures"). These variable rate subordinated debentures bear interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum).

   On March 15, 1999, BancGroup issued $100 million of subordinated notes, due March 15, 2009. The notes bears interest at 8.00% per annum and are not subject to redemption prior to maturity.

   On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. The securities bear interest at 8.92% per annum and are subject to redemption by BancGroup, in whole or in part at any time after January 29, 2007 until maturity in January 2027. Circumstances are remote that redemption will occur prior to maturity.

   On May 23, 2001, Colonial Bank issued $150 million in subordinated notes at 9.375% per annum due June 1, 2011 for general corporate and banking purposes in the ordinary course of business. This debt qualifies as Tier 2 capital. In connection with this issuance, BancGroup executed an interest rate swap whereby BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created a current effective rate on the notes for the fourth quarter ending December 31, 2001 of 6.32% per annum.

   The subordinated debentures, notes and Trust Preferred Securities described above are subordinate to substantially all remaining liabilities of BancGroup.

   BancGroup had long-term FHLB Advances outstanding of $1,361,938,000 at December 31, 2001. These advances bear interest rates of 3.635% to 6.58% per
annum and mature from       .

   BancGroup has received funds under reverse repurchase agreements with Keefe, Bruyette & Woods. At December 31, 2001, BancGroup had long-term reverse repurchase agreements outstanding of $88 million. These agreements, which are collateralized by mortgage-backed securities, bear interest rates of 5.84% to 6.03% per annum and mature in 2003.

Changes in Control

   Certain provisions of the BancGroup Certificate and the BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup board of directors to issue BancGroup Preferred Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable BancGroup's board of directors to prevent a change in control despite a shift in ownership of the BancGroup common stock. See "General" and "Preferred Stock." In addition, the power of BancGroup's board of directors to issue additional shares of BancGroup common stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup common stock." The following provisions also may deter any change in control of BancGroup.

   Classified Board. BancGroup's board of directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's board of directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the board of directors. There are currently 18 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the board of directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the board of directors, and (iv) the provisions relating to the classified board of directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

   Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup common stock, provided that no person shall be a Related Person if such person would have been a Related Person on April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the board of directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent board of directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. As of February 20, 2001, the board of directors of BancGroup owned approximately 7.9% of the outstanding shares of BancGroup common stock.

   Board Evaluation of Mergers. The BancGroup Certificate permits the board of directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup common stock. This provision may give greater latitude to the board of directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

   Director Authority. The BancGroup Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's board of directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the board of directors to act by majority vote.

   Bylaw Provisions. The BancGroup Bylaws provide that stockholders wishing to propose nominees for the board of directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholders' meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholders' meetings.

   Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" involving persons beneficially owning 15% or more of the outstanding BancGroup common stock (or one who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the board of directors has approved either

  .  the business combination, or

  . prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition.

The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if

  . the business combination is approved by BancGroup's board of directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder, or

  . upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, such shareholder owned at least 85% of the outstanding BancGroup common stock (excluding BancGroup common stock held by officers and directors of BancGroup or by certain BancGroup stock plans).

These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

   Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                      COMPARATIVE RIGHTS OF SHAREHOLDERS

   If the merger is consummated, shareholders of Mercantile, except those perfecting dissenters' rights, will become holders of BancGroup common stock. The rights of the holders of the Mercantile common stock who become holders of BancGroup common stock following the merger will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

   The following summary compares the rights of the holders of Mercantile common stock with the rights of the holders of the BancGroup common stock. For a more detailed description of the rights of the holders of BancGroup common stock, including certain features of the BancGroup Certificate of Incorporation and the DGCL that might limit the circumstances under which a change in control of BancGroup could occur, see "BancGroup Capital Stock and Debentures."

   The following information is qualified in its entirety by the BancGroup Certificate and the BancGroup Bylaws, and Mercantile's Articles of Incorporation and Bylaws, the DGCL and the TBCA.

Director Elections

   Mercantile. Mercantile's Bylaws provide for a board of directors consisting of not less than one nor more than 15 directors. Currently, the number of directors is fixed at 13. Directors are elected at the annual meeting of shareholders and hold office until the next annual meeting of shareholders. The Articles of Mercantile deny shareholders the right to cumulate votes in the election of directors.

   BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures--Changes in Control--Classified Board."

Removal of Directors

   Mercantile. A director may be removed at any time, with or without cause, at any duly called special or annual meeting of the shareholders of Mercantile, by the affirmative vote of a majority in number of shares present at such meeting and entitled to vote for the election of such director.

   BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

Voting

   Mercantile. Shareholders of Mercantile are entitled to one vote for each share of Mercantile common stock held. The Articles of Mercantile deny stockholders the right to cumulate votes in the election of directors.

   BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup common stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

Preemptive Rights

   Mercantile. Mercantile's Articles deny holders of Mercantile common stock any preemptive rights to subscribe for or acquire additional shares of common stock that may be issued by Mercantile.

   BancGroup. The holders of BancGroup common stock have no preemptive rights to acquire any additional shares of BancGroup common stock or any other shares of BancGroup capital stock.

Directors' Liability

   Mercantile. The Articles of Mercantile provide that a director will not incur liability to Mercantile and its stockholders for monetary damages for an act or omission that occurs in the director's capacity as a director, unless that director

  . commits a breach of his or her duty of loyalty to Mercantile and its stockholders;

  . commits an act or omission not in good faith that constitutes a breach of the duty of the director to Mercantile or an act or omission that involves intentional misconduct or a knowing violation of the law;

  . engages in a transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

  . engages in an act or omission for which the liability of a director is expressly provided for by statute.

This provision protects Mercantile's directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies such as injunction or rescission, based upon a director's breach of a director's duty of care.

   BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions; or

  . for any transaction from which the director derived an improper personal benefit.

This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

Indemnification

   Mercantile will only indemnify a person that:

   . acted in good faith,

   . reasonably believed that any actions taken in an official capacity were in Mercantile's best interests and that any actions taken outside an official capacity were not opposed to Mercantile's best interests, and

   . in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

A person found liable to Mercantile or found liable on the basis that the person improperly received a personal benefit may only be indemnified for reasonable expenses actually incurred by the person in connection with the proceeding; however, if the person is found liable for willful or intentional misconduct in the performance of his duty to Mercantile, Mercantile shall not indemnify him in any respect. Mercantile is required to indemnify an officer, director or past director against reasonable expenses he or she incurs in connection with a proceeding in which he or she is a party because he or she is a director or officer of Mercantile, or, while a director, has served as a director, officer or other functionary of another entity, if he or she has been wholly successful in the defense of the proceeding. Mercantile may purchase and maintain insurance on behalf of any person who is or was a director or officer of Mercantile against any liability asserted against that person and incurred by that person in such a capacity, whether or not Mercantile would have the power to indemnify that person against that liability under the TBCA.

   Mercantile maintains an officers' and directors' insurance policy pursuant to which officers and directors of Mercantile would be entitled to indemnification beyond that permitted by the Articles.

   BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

   To the extent that the proposed indemnity has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

Special Meetings of Shareholders; Action Without a Meeting

   Mercantile. Pursuant to the Mercantile's Bylaws and the TBCA, the president, the board of directors, or the holders of not less than 10 percent of the shares of Mercantile common stock entitled to vote at a meeting may call a special meeting of the shareholders of Mercantile. Any action required to be taken at a meeting pursuant to the TBCA may be taken without a meeting if a consent in writing setting forth the action taken is signed by the holders of not less than the minimum number of votes that would have been necessary to take such action at a meeting at which the holders of all of the shares entitled to vote on the action were present and voted.

   BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup board of directors or by the chairman of the board of directors of BancGroup. Holders of BancGroup common stock may not call special meetings or act by written consent.

Mergers, Share Exchanges and Sales of Assets

   Mercantile. Under the TBCA, the holders of at least two-thirds of the outstanding shares entitled to vote thereon as a class must approve an agreement for the merger, consolidation, sale of substantially all of the assets, or dissolution, of a Texas corporation. The TBCA also provides, however, that the stockholders of a Texas corporation need not vote on the transaction if:

  .  the corporation is the sole surviving corporation in the merger;

  . the articles of incorporation of the corporation will not differ from its articles before the merger;

  . each shareholder before the merger will own the same number of shares, with identical preferences and designations, immediately after the effective date of the merger;

  . the number of shares issued in connection with the merger does not exceed 20% of the voting power immediately before the merger;

  . the number of shares issued in the merger does not exceed 20% of the number of shares outstanding immediately before the merger; and

  . the board of directors of the corporation adopts a resolution approving the plan of merger.

   BancGroup. The DGCL provides the mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if:

  . the agreement of merger does not amend in any respect the certificate of incorporation of such corporation;

  . each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and

  . either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BancGroup Capital Stock and Debentures--Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Anti-takeover Statutes" for a description of additional restrictions on business combination transactions.

Amendment of Articles or Certificate of Incorporation and Bylaws

   Mercantile. The TBCA provides that pursuant to a resolution adopted by the board of directors of a Texas corporation and written notice of a special or annual meeting to each shareholder of record, a proposed amendment to the corporation's articles of incorporation is adopted upon the receipt of the affirmative vote of the holders of two-thirds of the shares entitled to vote, unless any class of shares is entitled to vote as a class, in which event the proposed amendment is adopted upon receiving the affirmative vote of the holders of at least two-thirds of the shares within each class entitled to vote thereon as a class and two-thirds of the total outstanding shares entitled to vote thereon. The Articles of Mercantile do not contain any provision altering the statutory provisions governing amendment of the articles of incorporation.

   The board of directors of Mercantile may amend the Bylaws at any meeting of the directors at which a quorum is present, provided notice of the proposed amendment was given, upon the affirmative vote of a majority of directors present. At a duly called meeting of the shareholders of Mercantile, a majority of the shareholders present may amend or repeal such amendment to the Bylaws.

   BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "super-majority" stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing:

  .  the election or removal of directors;

  .  business combinations between BancGroup and a Related Person; and

  . board of directors evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures--Changes in Control."

   As is permitted by the DGCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the BancGroup Bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

Rights of Dissenting Stockholders

   Mercantile. Holders of Mercantile common stock have dissenter's and appraisal rights under Articles 5.11, 5.12 and 5.13 of the TBCA. Under these provisions, Mercantile shareholders may dissent from certain corporate actions proposed by Mercantile's management and receive the fair value of their shares of Mercantile common stock as of or immediately prior to the effective time of the proposed corporate action. A summary of Articles 5.11, 5.12 and 5.13 is set forth under the caption "The Merger--Rights of Dissenting Shareholders," and such provisions are included as Appendix B.

   BancGroup. Under the DGCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation:

  . if the shares are listed on a national securities exchange (as is BancGroup common stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 stockholders (as is BancGroup common stock); and

  . stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares:

    .  shares of stock of the surviving or resulting corporation;

    . shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders;

    .  cash in lieu of fractional shares of such stock; or

    . any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

Preferred Stock

   Mercantile. Mercantile's Articles do not authorize the issuance of preferred stock.

   BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of preferred stock from time to time by resolution of the board of directors of BancGroup. Such preferred stock is denominated as "preference stock" in the BancGroup Certificate. Currently, no shares of preference stock are issued and outstanding. See "BancGroup Capital Stock and Debentures--Preference Stock."

Effect of the Merger on Mercantile Shareholders

   As of       , 2002, Mercantile had 266 shareholders of record and 1,336,752 outstanding shares of common stock. As of December 31, 2001, there were 115,244,185 shares of BancGroup common stock outstanding held by 9,179 stockholders of record.

   Assuming that no dissenters' rights of appraisal are exercised in the merger, that the Mercantile options are exercised prior to the Effective Date, and the Market Value of BancGroup common stock is $14.57 (the closing price of BancGroup common stock as of January 23, 2002) on the Effective Date, an aggregate number of 5,460,511 shares of BancGroup common stock will be issued to the shareholders of Mercantile pursuant to the merger. These shares would represent approximately 4.5% of the total shares of BancGroup common stock outstanding after the merger, not counting any shares of BancGroup common stock that may be issued for reasons unconnected to the merger. Depending on actual events, the foregoing figures may be substantially different as of the Effective Date.

   The issuance of the BancGroup common stock pursuant to the merger will reduce the percentage interest of the BancGroup common stock currently held by each principal stockholder and each director and officer of BancGroup. Based upon the foregoing assumptions, as a group, the directors and officers of BancGroup who own approximately 8.1% of BancGroup's outstanding shares would own approximately 7.4% after the merger. See "Business of BancGroup--Voting Securities and Principal Stockholders."

                          [INTENTIONALLY LEFT BLANK]

                             BUSINESS OF BANCGROUP

General

   BancGroup is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through its wholly-owned subsidiary, Colonial Bank, BancGroup conducts a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada, Tennessee and Texas. At December 31, 2001, BancGroup had assets of $13.2 billion.

   As of December 31, 2001 Colonial Bank has a total of 261 branches, with 123 branches in Alabama, 98 branches in Florida, 23 branches in Georgia, 3 branches in Tennessee, 3 branches in Texas and 11 branches in Nevada. Colonial Bank conducts a general commercial banking business in its respective service areas. Colonial Bank offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through cash management services, electronic banking services, credit card and merchant services and wealth management services. Wealth management services include trust services and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

Voting Securities and Principal Stockholders

   As of December 31, 2001, BancGroup had issued and outstanding 115,244,185 shares of BancGroup common stock with approximately 9,179 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 3,577,421 shares of BancGroup common stock were subject to issuance upon exercise of options pursuant to BancGroup's stock option plans and up to 495,000 shares of BancGroup common stock were issuable upon conversion of BancGroup's 1986 Debentures and 1994 Debentures. There are currently 200,000,000 shares of BancGroup common stock authorized.

   The following table shows those persons who are known to BancGroup to be beneficial owners as of February 20, 2001 of more than five percent of outstanding BancGroup common stock.

                                                   Percentage of
                                       Common          Class
               Name and Address        Stock       Outstanding(1)
               ----------------       ---------    --------------
               Robert E. Lowder...... 6,211,096(2)      5.6%
                 Post Office Box 1108
                 Montgomery, AL 36101

--------
(1) Percentage is calculated assuming the issuance of shares of BancGroup common stock pursuant to BancGroup's stock option plans that are held by Mr. Lowder.
(2) Includes 160,000 shares of common stock subject to options under BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2001, due to vesting requirements. In addition, the total includes 25,960 and 22,628 shares owned by Mr. Lowder's wife and stepson, respectively. Mr. Lowder disclaims beneficial ownership of these shares.

Security Ownership of Management

   The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding common stock of BancGroup beneficially owned as of February 20, 2001.

                                                         Shares of BancGroup
                                                          Beneficially Owned
                                                       -----------------------
                                                                    Percentage
                                                        Common       of Class
 Directors Name                                         Stock       Outstanding
 --------------                                        ---------    -----------
 Lewis Beville........................................     3,988          *
 William Britton......................................    61,919(1)       *
 Jerry J. Chesser.....................................   326,999          *
 Augustus K. Clements, III............................    47,794          *
 Robert S. Craft......................................    38,353(2)       *
 Patrick F. Dye.......................................    34,950          *
 Clinton O. Holdbrooks................................   608,271(3)       *
 Harold D. King.......................................   247,162(4)       *
 Robert E. Lowder..................................... 6,211,096(5)     5.6%
 John Ed Mathison.....................................    43,783(6)       *
 Milton E. McGregor...................................   100,000          *
 John C.H. Miller, Jr.................................    83,810(7)       *
 Joe D. Mussafer......................................    44,510          *
 William E. Powell, III...............................    37,815          *
 James W. Rane........................................     4,904          *
 Frances E. Roper.....................................   756,899          *
 Simuel Sippial.......................................    17,047          *
 Edward V. Welch......................................    63,727          *

 CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
 Caryn D. Cope........................................    24,944(8)       *
 Sarah H. Moore.......................................    20,863(8)       *
 W. Flake Oakley, IV..................................   128,906(8)       *
 All executive officers and directors as a group...... 8,907,740        8.1%

--------
*  Represents less than 1%.
(1) Includes 7,232 shares owned by Mr. Britton's wife. Mr. Britton disclaims beneficial ownership of such shares.
(2) Includes 2,808 shares held by the IRA of Mr. Craft's wife. Mr. Craft disclaims beneficial ownership of such shares.
(3) Includes 128,996 shares held by Mr. Holdbrooks as a trustee of a charitable trust.
(4) Includes 40,780 shares owned by Mr. King's wife and 20 shares held in a trust of which he is beneficiary. Mr. King disclaims beneficial ownership of such shares.
(5) Includes 160,000 shares of common stock subject to options under BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2001, due to vesting requirements. In addition, the total includes 25,960 and 22,628 shares owned by Mr. Lowder's wife and stepson, respectively. Mr. Lowder disclaims beneficial ownership of these shares.
(6) Includes 2,000 shares owned by Dr. Mathison's wife. Dr. Mathison disclaims beneficial ownership of such shares.
(7) Includes 45,000 shares subject to options under BancGroup's stock option plans. Also includes 260 shares owned by Mr. Miller's wife. Mr. Miller disclaims beneficial ownership of his wife's shares.
(8) Caryn D. Cope, Sarah H. Moore and W. Flake Oakley, IV, hold vested options respecting 10,000, 9,500 and 70,000, respectively, pursuant to BancGroup's stock option plans, excluding options that are not exercisable within 60 days of February 20, 2001, due to vesting requirements.

Management Information

   Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 2000, at item 10, and (ii) BancGroup's Proxy Statement for its 2001 Annual Meeting under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," and "Executive Compensation Committee Report" at pages 4-15. BancGroup hereby incorporates such information by reference.

                            BUSINESS OF MERCANTILE

General

   Mercantile was organized under the laws of the State of Texas on November 18, 1998, for the purpose of indirectly acquiring all of the outstanding capital stock of First Mercantile Bank and becoming a bank holding company under the Bank Holding Company Act of 1956, as amended. Mercantile indirectly acquired all of the issued and outstanding stock of First Mercantile Bank in May 1999. Mercantile indirectly owns 100% of First Mercantile Bank through its direct ownership of 100% of the capital stock of Mercantile Delaware Bancorp, Inc., a Delaware corporation and intermediate bank holding company. In addition, Mercantile formed MBI Capital Trust I, a special purpose finance subsidiary, in August 2001 of which Mercantile owns all of the common securities. As of September 30, 2001, Mercantile had, on a consolidated basis, total assets of approximately $346.3 million, total loans (net of unearned discount and allowance for loan losses) of approximately $237.2 million, total deposits of approximately $297.9 million and approximately $24.6 million of stockholders' equity.

   Since becoming a bank holding company, Mercantile has sought to capitalize on the opportunities presented by the continued consolidation in the banking industry. Since opening in January 1998, Mercantile has grown steadily to a financial institution with over $300 million in assets as of September 30, 2001. A significant portion of that growth occurred in September 2001 when Mercantile acquired TownBank, a National Association, located in Mesquite, Texas (approximately 14 miles east of Dallas, Texas), which had immediately prior to Mercantile's acquisition, total assets of approximately $85.0 million, total loans (net of unearned discount and allowance for loan losses) of approximately $48.2 million, and total deposits of approximately $75.1 million.

   Mercantile conducts its community banking business through five banking offices: four in the greater Dallas metropolitan area and one in Austin, Texas. Through its banking offices, Mercantile offers a variety of traditional loan and deposit products to its customers, primarily small to medium-sized businesses and individual consumers. For businesses, Mercantile provides term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, interim construction loans for builders and owner occupied commercial real estate loans. Mercantile offers consumers automobile loans, home mortgage loans, debit cards, cash management services and Internet banking. Customers of Mercantile are provided with a full complement of traditional deposit products.

   Along with steady asset growth, Mercantile's financial performance has historically been characterized by consistent core earnings and low net charge-offs. The diverse economic nature of the local markets that it serves provide Mercantile with a varied customer base and allows it to spread its lending risks among different industries. Mercantile's market area consists of a dynamic metropolitan area with a correspondingly broad array of economic activities including public, financial and medical services, real estate development and technology. Mercantile derives its revenues primarily from the operations of its subsidiary bank in the form of dividends.

First Mercantile Bank Activities

   First Mercantile Bank is a national banking association that was organized in January 1998 and is regulated by the Office of the Comptroller of the Currency and the FDIC. First Mercantile Bank considers its primary market areas to be in the cities of Dallas and Austin, Texas and surrounding areas. First Mercantile Bank serves this market through its main office and two branches in Dallas, Texas, one branch in Mesquite, Texas and a branch located in Austin, Texas. First Mercantile Bank also has a mobile branch to service the needs of its customers.

   First Mercantile Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Texas, including the acceptance of checking, savings and certificates of deposit and the making of commercial and consumer loans, real estate loans, and other installment and term loans. First Mercantile Bank does not offer trust services. First Mercantile Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and professional businesses.

   For the convenience of its customers, First Mercantile Bank offers drive-through banking facilities, automated teller machines, night depositories, personalized checks, charge cards through correspondent banks and safe deposit boxes. First Mercantile Bank's services include cashier's checks, travelers' checks, domestic and foreign wire transfers, account research, stop payments, telephone transfers between accounts and photocopies.

Competition

   Mercantile experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than Mercantile.

   Mercantile also competes with companies located outside of the Dallas and Austin markets that provide financial services to persons within these markets. Some of Mercantile's current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than First Mercantile Bank, and some of them are not subject to the same degree of regulation as Mercantile.

Lending Activities

   Mercantile offers a range of lending services, including real estate, consumer and commercial and industrial loans. Mercantile provides general commercial lending services for corporate and other business clients as a part of its efforts to serve the local communities in which it operates. In addition, Mercantile provides loans for 1-4 family residences and, to a lesser extent, for consumer purposes. Mercantile had consolidated net loans of $237.2 million at September 30, 2001, representing 68.5% of Mercantile's consolidated assets.

   Mercantile's commercial and industrial loans include operating lines of credit and term loans made to small businesses primarily based on their ability to repay the loan from the business's cash flow. Business assets such as equipment, accounts receivable and inventory typically secure these loans. These loans typically involve larger loan balances than consumer or residential loans and are generally dependent on the business's cash flow and, thus, may be subject to adverse conditions in the general economy or in a specific industry. Management of Mercantile reviews the borrower's cash flows when deciding whether to grant the credit to evaluate whether estimated future cash flows will be adequate to service the principal and interest of the loan.

   Commercial real estate loans are primarily secured by borrower-occupied business real estate and rely on the ability of the related business to generate adequate cash flow to service the debt. Mercantile generally originates commercial real estate loans with a loan-to-value ratio of 80% or less. Management performs an analysis that is similar to the analysis used for commercial loans when deciding whether to grant a commercial real estate loan.

   Mercantile provides construction loans secured by residential and business real estate. Management of Mercantile believes that it established its construction lending program in a manner to minimize the risks inherent in this type of lending by limiting the size of its loans on speculative projects. Mercantile does not generally make the permanent loan at the end of the construction phase. Construction loans also are generally made in amounts of 80% or less of the value of collateral.

   Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%. The repayment of residential real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. Mercantile periodically sells longer-term, lower-yielding mortgages on 1-4 family residences to the Federal National Mortgage Association, or FNMA, and other money center banks The rationale for these sales is to mitigate interest rate risk associated with holding long-term residential mortgages in the loan portfolio, to generate fee revenue from servicing, and still maintain the primary customer relationship.

   Although not a significant portion of Mercantile's loan portfolio, on occasion, Mercantile originates short-term residential real estate loans and home equity lines of credit that are secured by the borrower's residence. Such loans are made based on the borrower's ability to make repayment from employment and other income. Management of Mercantile assesses the borrower's ability to repay the debt through review of credit history and ratings, verification of employment and other income, review of debt-to-income ratios and other measures of repayment ability. Mercantile generally makes these loans in amounts of 80% or less of the value of collateral.

   Consumer installment loans to individuals include loans secured by automobiles and other consumer assets. Consumer loans for purchase of new automobiles do not exceed 100% of the retail price of the automobile. Loans for used cars generally do not exceed average loan value as stipulated in a recent auto industry used car price guide. Overdraft protection loans are unsecured personal lines of credit to individuals of demonstrated good credit character with reasonably assured sources of income and satisfactory credit histories. Consumer loans generally involve more risk than residential mortgage loans because of the type and nature of collateral and, in certain types of consumer loans, the absence of collateral. Because borrowers generally repay these loans from ordinary income, repayment may be adversely affected by job loss, divorce, illness or by general decline in economic conditions. Mercantile assesses the borrower's ability to make repayment through a review of credit history, credit ratings, debt-to-income ratios and other measures of repayment ability.

   Mercantile may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the best interests of Mercantile. Mercantile requires payment of accrued interest in such instances and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.

Deposit Activities

   Deposits represent the major source of Mercantile's funds for lending and other investment activities. Mercantile attracts deposits principally from within its primary market areas through the offering of a broad selection of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts and individual retirement accounts. Although Mercantile will occasionally utilize Federal Home Loan Bank borrowings to provide a hedge on certain mortgages, it does not extensively engage in such activities.

   Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by management based on Mercantile's liquidity requirements, growth goals and interest rates paid by competitors. Mercantile does not use brokers to attract deposits.

   At September 30, 2001, Mercantile had, on a consolidated basis, total deposits of approximately $297.9 million. Approximately 27% of Mercantile's consolidated deposits at September 30, 2001 were certificates of deposit. Generally, Mercantile attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up approximately 20% of Mercantile's consolidated total deposits at September 30, 2001.

Investments

   Mercantile invests a portion of its assets in obligations of the U.S. Treasury and other government agencies, obligations of state and municipal subdivisions, corporate obligations, collateralized mortgage obligations and pass-through certificates guaranteed by FNMA, Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Mercantile classifies these securities as either held to maturity or available for sale according to management's intent. Mercantile manages its investments in relation to loan demand and deposit growth, and generally invests its excess funds at minimal risks while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. Federal funds sold represent the excess cash Mercantile has available over and above its daily cash needs. Mercantile invests this money on an overnight basis with approved correspondent banks. At September 30, 2001, Mercantile held, on a consolidated basis, approximately $44.0 million in various securities, which represented 13% of total consolidated assets.

Employees

   As of September 30, 2001, Mercantile had 105 full-time and equivalent employees. Mercantile believes that it has a good relationship with its employees.

Properties

  .  Mercantile operates from five locations.

  . Mercantile's main office is located at 8144 Walnut Hill Lane, Suite 180, Dallas, Texas 75231 and is housed in an approximately 600,000 square foot 16-story building. This banking center is equipped with three teller stations, four drive-through banking lanes and an automated teller machine.

  . Mercantile's Preston Road branch is located at 17950 Preston Road, Suite 100, Dallas, Texas and is housed in an approximately 260,000 square foot building. The Preston Road branch is equipped with three teller stations, three drive-through banking lanes and an automated teller machine.

  . Mercantile's Sherry Lane branch is located at 6071 Sherry Lane, Dallas, Texas 75225 and is housed in an approximately 6,000 square foot 1-story building. The Sherry Lane branch is equipped with three teller stations, one drive-through banking lane and an automated teller machine.

  . Mercantile's Austin branch is located at 12007 Technology Blvd., Austin, Texas 78727 and is housed in an approximately 20,000 square foot building. The Austin branch is equipped with four teller stations, three drive-through banking lanes and an automated teller machine.

  . Mercantile's Mesquite branch is located at 1522 Gross Road, Mesquite, Texas 75149 and is housed in an approximately 11,500 square foot building. This branch is equipped with 6 teller stations, 6 drive-through banking lanes and an automated teller machine.

   In addition to the locations described above, Mercantile also has a mobile branch. Mercantile believes that its facilities are adequate for its current needs. The following table sets forth the amount of deposits (unaudited) as of September 30, 2001 for each of Mercantile's office locations:

                                                   Deposits at
           Location                             September 30, 2001
           --------                           ----------------------
                                              (Dollars in thousands)
           Main Office--Dallas, Texas........         $107.9
           Preston Road Branch--Dallas, Texas           39.8
           Sherry Lane Branch--Dallas, Texas.           53.3
           Austin, Texas Branch..............           22.6
           Mesquite, Texas Branch............           75.3
                                                      ------
              Total..........................         $298.9

Legal Proceedings

   From time to time, litigation arises in the normal conduct of business. However, Mercantile is currently not involved in any litigation that management of Mercantile believes, either singularly or in the aggregate, could be reasonably expected to have a material adverse effect on its business, financial condition or results of operations.

Information on Mercantile's Web Site

   Information on the Internet web site of Mercantile or First Mercantile Bank is not part of this proxy statement-prospectus, and you should not rely on that information in deciding whether to approve the merger unless that information is also in this document or in a document that is incorporated by reference into this proxy statement-prospectus.

Security Ownership of Management and Certain Beneficial Owners

   The following table sets forth certain information as of the record date regarding the beneficial ownership of Mercantile common stock by (1) each director and executive officer of Mercantile, (2) each stockholder whom we know to own beneficially more than 5% of the Mercantile common stock and (3) all of our directors and executive officers as a group. No person, to the knowledge of Mercantile, beneficially owns more than 5% of the Mercantile common stock. Unless otherwise indicated, based on information furnished by such stockholder, management believes that each person has sole voting and dispositive power with respect to all shares of common stock of which he or she is the beneficial owner.

                                              Number of Shares   Percentage of
                                               of Mercantile    Total Shares of
                                                Common Stock      Mercantile
 Name and Address of Beneficial Owner        Beneficially Owned Common Stock(2)
 ------------------------------------        ------------------ ---------------
 Joe Alcantar...............................        5,000                *
 Rhett D. Bentley...........................       29,100(3)          2.16%
 Patrick Q. Crow............................       54,100(4)          4.02%
 Clinton J. David...........................       29,000(5)          2.08%
 Tom Davis..................................       20,350             1.52%
 Dennis M. Elmore...........................       58,000(6)          4.46%
 C. Malcolm Holland.........................       34,400(7)          2.66%
 Casey Hozer................................       16,500(8)          1.22%
 H. Craig Kinney............................       68,000(9)          5.05%
 Michael A. Kowalski........................       28,060(10)         1.64%
 Kent Lance.................................       15,000             1.12%
 Joe C. Longbotham..........................       47,000(11)         3.49%
 Roy J. Salley..............................       40,100(12)         2.91%
 J. Craig Wallis............................       12,000(13)            *
 William K. Wells...........................       28,500(14)         2.12%
 Directors and Executive Officers as a Group      593,230(15)        39.22%

--------
 * Represents less than 1%.
(1) Information relating to beneficial ownership is based upon information available to Mercantile and uses "beneficial ownership" concepts set forth in rules of the Commission under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, individuals are named as beneficial owners as shares as to which they may disclaim any beneficial interest. Unless otherwise noted, the indicated owner has sole voting and investment power.
(2) Based upon 1,512,752 shares of Mercantile common stock issued and outstanding. Shares issuable to an individual or a group under stock options exercisable within 60 days of the record date are considered outstanding for the purpose of calculating the percentage of total outstanding shares of Mercantile common stock owned by such individual or group.
(3) Includes 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(4) Includes 100 shares held jointly by Mr. Crow with his wife as to which voting and investment power are shared; 34,900 shares held by the Crow family limited partnership over which Mr. Crow has sole voting on investment power; 5,100 shares held by three separate trusts of which Mr. Crow and his wife are co-trustees and share voting and investment power; and 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(5) Includes 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(6) Includes 33,000 shares held in the name of The Raymond Fund over which Mr. Elmore has sole voting and investment power; 2,000 shares held by Mr. Elmore's daughter as to which Mr. Elmore disclaims beneficial ownership and 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(7) Includes 2,000 share held in a self directed IRA; and 30,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date./ /
(8) Includes 15,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date/ /
(9) Includes 44,000 shares held by various trusts as to which Mr. Kinney is trustee and has sole voting and investment power; and 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(10) Includes 16,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(11) Includes 3,000 shares held by a trust as to which Mr. Longbotham directs the trustee and has voting and investment power; and 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(12) Includes 40,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(13) Includes 12,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(14) Includes 9,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.
(15) Includes 176,000 shares that may be acquired upon exercise of options exercisable within 60 days of the record date.

                        ADJOURNMENT OF SPECIAL MEETING

   In the event there are an insufficient number of shares of Mercantile common stock present in person or by proxy at the special meeting to approve the merger agreement and the 280G payments, Mercantile's Board of Directors intends to adjourn the special meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the special meeting would be adjourned would be announced at the special meeting. Proxies voted against the merger agreement and abstentions will not be voted to adjourn the special meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as ''no'' votes. However, an abstention or a broker non-vote has the same effect as a ''no'' vote. If it is necessary to adjourn the special meeting and the adjournment is for a period of not more than 30 days from the original date of the special meeting, no notice of the time and place of the adjourned meeting need be given the Mercantile shareholders, other than an announcement made at the special meeting.

   The effect of any such adjournment would be to permit Mercantile to solicit additional proxies for approval of the merger agreement and the 280G payments. Such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the merger agreement or the 280G payments.

                                 OTHER MATTERS

   The Board of Directors of Mercantile is not aware of any business to come before the special meeting other than those matters described above in this proxy statement-prospectus. If, however, any other matters not now known should properly come before the special meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of Mercantile.

            DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

   The deadline for the inclusion of a stockholder proposal in BancGroup's proxy solicitation material for its 2002 annual meeting has already passed. In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 2003 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 15, 2003 (November 16, 2002), for inclusion in the proxy or information statement relating to the 2003 annual meeting.

                                 LEGAL MATTERS

   Certain legal matters regarding the shares of BancGroup common stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 2001 of $1,781,996. As of February 5, 2002, John C. H. Miller, Jr. beneficially owned 92,844 shares of BancGroup common stock. Mr. Miller also received employee-related compensation from BancGroup in 2001 of $41,000. Certain legal matters relating to the merger are being passed upon for Mercantile by the law firm of Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                                    EXPERTS

   The consolidated financial statements of BancGroup incorporated in this proxy statement-prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the special meeting.

   PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF MERCANTILE PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE PRESIDENT OF MERCANTILE PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                      WHERE YOU CAN FIND MORE INFORMATION

   BancGroup files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review BancGroup's electronically filed reports, proxy and information statements on the SEC's Internet site at http://www.sec.gov. BancGroup's common stock is quoted on the New York Stock Exchange under the symbol ''CNB''. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

   BancGroup has filed a registration statement on Form S-4 with the SEC covering the common stock. This proxy statement-prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about BancGroup and its common stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

   The SEC allows BancGroup to ''incorporate by reference'' the information it files with the SEC. This permits BancGroup to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this proxy statement-prospectus, and information that BancGroup files later with the SEC will automatically update and supersede this information. BancGroup incorporates by reference:

  .  its Annual Report on Form 10-K for the year ended December 31, 2000,

  . its Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001, and September 30, 2001,

  . BancGroup's Current Report on Form 8-K, dated as of January 28, 2002, providing restated financial statements to reflect its recent acquisition of Manufacturers Bancshares, Inc.

  . its description of the current management and Board of Directors contained in BancGroup's Proxy Statement for its 2001 Annual Meeting,

  . a description of its common stock, $2.50 par value per share, contained in BancGroup's Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995, and

  . any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and prior to the special meeting, or, in the case of exercise of stock options that are being assumed by BancGroup, prior to the exercise of such options.

   You may request a copy of these filings at no cost by writing or telephoning BancGroup at the following address:

                         Office of the Senior Counsel
                         The Colonial BancGroup, Inc.
                           Colonial Financial Center
                              One Commerce Street
                                  Fifth Floor
                           Montgomery, Alabama 36104
                                (334) 240-5315

   You should rely only on the information incorporated by reference or provided in this proxy statement-prospectus. BancGroup has not authorized anyone else to provide you with different information. BancGroup is not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this proxy statement-prospectus is accurate as of any date other than the date on the front of this proxy statement-prospectus.

                                                                     APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

                                by and between

                         THE COLONIAL BANCGROUP, INC.,

                                      and

                           MERCANTILE BANCORP, INC.

                                  dated as of

                               November 29, 2001

                               TABLE OF CONTENTS

Caption                                                     Page
-------                                                     ----
ARTICLE 1  --  NAME
           1.1 Name........................................  A-5
ARTICLE 2  --  MERGER--TERMS AND CONDITIONS
           2.1 Applicable Law..............................  A-5
           2.2 Corporate Existence.........................  A-5
           2.3 Article of Incorporation and Bylaws.........  A-6
           2.4 Resulting Corporation's Officers and Board..  A-6
           2.5 Stockholder Approval........................  A-6
           2.6 Further Acts................................  A-6
           2.7 Effective Date and Closing..................  A-6
           2.8 Subsidiary Bank Merger......................  A-6
ARTICLE 3  --  CONVERSION OF ACQUIRED CORPORATION STOCK
           3.1 Conversion of Acquired Corporation Stock....  A-7
           3.2 Surrender of Acquired Corporation Stock.....  A-8
           3.3 Fractional Shares...........................  A-9
           3.4 Adjustments.................................  A-9
           3.5 BancGroup Stock.............................  A-9
           3.6 Dissenting Rights...........................  A-9
ARTICLE 4  --  REPRESENTATIONS, WARRANTIES AND COVENANTS OF
               BANCGROUP
           4.1 Organization................................  A-9
           4.2 Capital Stock...............................  A-9
           4.3 Financial Statements; Taxes................. A-10
           4.4 No Conflict with Other Instrument........... A-10
           4.5 Absence of Material Adverse Change.......... A-11
           4.6 Approval of Agreement....................... A-11
           4.7 Tax Treatment............................... A-11
           4.8 Title and Related Matters................... A-11
           4.9 Subsidiaries................................ A-11
          4.10 Contracts................................... A-11
          4.11 Litigation.................................. A-11
          4.12 Compliance.................................. A-12
          4.13 Registration Statement...................... A-12
          4.14 SEC Filings................................. A-12
          4.15 Form S-4.................................... A-12
          4.16 Brokers..................................... A-12
          4.17 Government Authorization.................... A-13
          4.18 Absence of Regulatory Communications........ A-13
          4.19 Disclosure.................................. A-13
          4.20 Computer Hardware and Software.............. A-13

                                                                 Page
                                                                 ----
ARTICLE 5  --  REPRESENTATIONS, WARRANTIES AND COVENANTS OF
               ACQUIRED CORPORATION
          5.1  Organization..................................... A-13
          5.2  Capital Stock.................................... A-13
          5.3  Subsidiaries..................................... A-13
          5.4  Financial Statements; Taxes...................... A-14
          5.5  Absence of Certain Changes or Events............. A-15
          5.6  Title and Related Matters........................ A-16
          5.7  Commitments...................................... A-17
          5.8  Charter and Bylaws............................... A-17
          5.9  Litigation....................................... A-17
          5.10 Material Contract Defaults....................... A-17
          5.11 No Conflict with Other Instrument................ A-17
          5.12 Governmental Authorization....................... A-18
          5.13 Absence of Regulatory Communications............. A-18
          5.14 Absence of Material Adverse Change............... A-18
          5.15 Insurance........................................ A-18
          5.16 Pension and Employee Benefit Plans............... A-18
          5.17 Buy-Sell Agreements.............................. A-18
          5.18 Brokers.......................................... A-19
          5.19 Approval of Agreements........................... A-19
          5.20 Disclosure....................................... A-19
          5.21 Registration Statement........................... A-19
          5.22 Loans; Adequacy of Allowance for Loan Losses..... A-19
          5.23 Environmental Matters............................ A-20
          5.24 Collective Bargaining............................ A-20
          5.25 Labor Disputes................................... A-20
          5.26 Derivatives Contracts............................ A-20
          5.27 Non-Terminable Contracts and Severance Agreements A-20
          5.28 Absence of Gross Up Bonuses...................... A-20
ARTICLE 6  --  ADDITIONAL COVENANTS
           6.1 Additional Covenants of BancGroup................ A-21
           6.2 Additional Covenants of Acquired Corporation..... A-23
ARTICLE 7  --  MUTUAL COVENANTS AND AGREEMENTS
           7.1 Best Efforts; Cooperation........................ A-26
           7.2 Press Release.................................... A-27
           7.3 Mutual Disclosure................................ A-27
           7.4 Access to Properties and Records................. A-27
           7.5 Notice of Adverse Changes........................ A-27
ARTICLE 8  --  CONDITIONS TO OBLIGATIONS OF ALL PARTIES
           8.1 Approval by Shareholders......................... A-27

  8.2 Regulatory Authority Approval A-27

                             Page
                             ----
  8.3 Litigation............ A-28
  8.4 Registration Statement A-28
  8.5 Tax Opinion........... A-28

ARTICLE 9   --  CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
            9.1 Representations, Warranties and Covenants........ A-29
            9.2 Adverse Changes.................................. A-29
            9.3 Closing Certificate.............................. A-29
            9.4 Opinion of Counsel............................... A-30
            9.5 NYSE Listing..................................... A-30
            9.6 Other Matters.................................... A-30
            9.7 Material Events.................................. A-30
ARTICLE 10  --  CONDITIONS TO OBLIGATIONS OF BANCGROUP
           10.1 Representations, Warranties and Covenants........ A-30
           10.2 Adverse Changes.................................. A-30
           10.3 Closing Certificate.............................. A-30
           10.4 Opinion of Counsel............................... A-31
           10.5 Controlling Shareholders......................... A-31
           10.6 Other Matters.................................... A-31
           10.7 Dissenters....................................... A-31
           10.8 Material Events.................................. A-31
           10.9 Agreements....................................... A-32
ARTICLE 11  --  TERMINATION OF REPRESENTATIONS AND WARRANTIES....
ARTICLE 12  --  NOTICES..........................................
ARTICLE 13  --  AMENDMENT OR TERMINATION
           13.1 Amendment........................................ A-32
           13.2 Termination...................................... A-33
           13.3 Damages.......................................... A-33
ARTICLE 14  --  DEFINITIONS......................................
ARTICLE 15  --  MISCELLANEOUS
           15.1 Expenses......................................... A-39
           15.2 Benefit and Assignment........................... A-39
           15.3 Governing Law.................................... A-39
           15.4 Counterparts..................................... A-39
           15.5 Headings......................................... A-39
           15.6 Severability..................................... A-39
           15.7 Construction..................................... A-39
           15.8 Return of Information............................ A-40
           15.9 Equitable Remedies............................... A-40

                            Page
                            ----
  15.10 Attorneys' Fees.... A-40
  15.11 No Waiver.......... A-40
  15.12 Remedies Cumulative A-40
  15.13 Entire Contract.... A-40

                         AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the /29th/ day of November, 2001, by and between MERCANTILE BANCORP, INC. ("Acquired Corporation"), a Texas corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

WITNESSETH

   WHEREAS, Acquired Corporation operates as a bank holding company for its indirect 100% owned subsidiary, First Mercantile Bank, National Association, a national banking association (the "Bank"), with its principal office in Dallas, Texas; and

   WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, operating in Alabama, Florida, Georgia, Tennessee, Texas, and Nevada and another subsidiary bank, Manufacturers Bank of Florida, operating in Florida; and

   WHEREAS, both BancGroup and Acquired Corporation wish to merge (the "Merger") with each other; and

   WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code, as defined herein;

   NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1
                                     NAME

   1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2
                        MERGER -- TERMS AND CONDITIONS

   2.1 Applicable Law. On the Effective Date (as defined in Section 2.7 of this Agreement), Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the Delaware General Corporation Law (the "DGCL") and, to the extent applicable, the Texas Business Corporation Act (the "TBCA"). The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

   2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the TBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date. At and after the Effective Date, the Merger shall also have the effects set forth in
Section 5.07 of the TBCA.

   2.3 Certificate of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation, as amended, and bylaws of BancGroup as they exist immediately before the Effective Date.

   2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

   2.5 Shareholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at a special or annual meeting of Acquired Corporation's shareholders (the "Shareholders Meeting") to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in Section
2.7 hereof.

   2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

   2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be filed with the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"), which shall be the date of the Closing unless the parties otherwise agree. Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 5:00 p.m. on a date agreed to by Acquired Corporation and BancGroup that shall be as soon as reasonably practicable after the later to occur of (i) the Shareholders Meeting, (ii) receipt of all required regulatory approvals under Section 8.2, and satisfaction of all other conditions precedent set forth in Articles 8 and 9, which are required to be satisfied prior to Closing, or at such other place and time that the Parties may mutually agree.

   2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that on or after the Effective Date, the Bank will merge with and into Colonial Bank ("the Bank Merger"). The exact timing and structure of the Bank Merger has not been finalized at this time, and BancGroup in its sole discretion will finalize such timing and structure at a later date, including whether the Bank shall be merged into Colonial Bank ("Resulting Bank"), provided, however, the Bank Merger will be structured such that it will not have a negative impact on the fax consequences of the Merger to the Acquired Corporation Shareholders and will not materially delay the consummation of the Merger. Acquired Corporation, as sole shareholder of Mercantile Delaware Bancorp, Inc. ("MDBI"), a Delaware corporation, which is the sole shareholder of Bank, will cause all necessary steps be taken to consummate the Bank Merger, including the calling of any special meetings of the board of directors or shareholders of the Bank, voting its shares of stock of the Bank in favor of the Bank Merger and the filing of any regulatory applications.

                                   ARTICLE 3
                   CONVERSION OF ACQUIRED CORPORATION STOCK

   3.1  Conversion of Acquired Corporation Stock.

       (a) On the Effective Date, each share of common stock, $5.00 par value, of Acquired Corporation outstanding and held of record by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock (as defined in Section 14). Specifically, each outstanding share of Acquired Corporation Stock shall (subject to Section 3.3 hereof), be converted into 3.4808 shares of BancGroup Common Stock (the "Exchange Ratio"), provided that the Market Value for BancGroup Common Stock is not less than $11.00 per share nor greater than $15.00 per share. If Market Value is less than $11.00, the Exchange Ratio shall equal $38.29 divided by the Market Value of BancGroup Common Stock (rounded to the nearest one-thousandth). If the Market Value is greater than $15.00, then the Exchange Ratio shall equal $52.21 divided by the Market Value of BancGroup Common Stock (rounded to the nearest one-thousandth). The Market Value shall be the average of the closing prices of the BancGroup Common Stock as reported by the New York Stock Exchange ("NYSE") on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date. The appropriate ratio that is used to calculate the Merger Consideration based upon the Market Value as set forth above is referred to as the "Exchange Ratio". However, if there shall be announced between the date of this Agreement and the Effective Date (i) by any Person that such Person is or has commenced a tender or exchange offer to acquire in excess of 50% of the outstanding shares of BancGroup Common Stock, or (ii) by BancGroup that it has entered into a letter of intent or an agreement for the acquisition of BancGroup by another Person or that BancGroup shall be merged with a Person in a transaction in which BancGroup is not the surviving corporation, or a transaction in which BancGroup's current shareholders would own less than 50% of the resulting corporation, then each outstanding share of Acquired Corporation Stock shall be converted into 3.4808 shares of BancGroup Common Stock without reference to the Market Value of BancGroup Common Stock.

       (b) (i) On the Effective Date, and subject to Section 3.1(c) below, BancGroup shall assume all Acquired Corporation Options outstanding in accordance with the applicable terms of the Acquired Corporation stock option plans ("Acquired Corporation Stock Option Plan"). Such assumption shall be in a manner consistent with the terms of the Acquired Corporation Stock Option Plan and any Acquired Corporation Stock Option agreement pursuant to which such Acquired Corporation Stock Options were issued and granted. Each such option shall cease to represent a right to acquire Acquired Corporation Stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this Section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation Stock subject to such Acquired Corporation Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a "modification", "extension", or "renewal" as defined in Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any stock option which is an "incentive stock option." Schedule 3.1 hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation Stock subject to such options, the exercise price and the expiration date of such options. As soon as reasonably practicable after the Effective Date, BancGroup shall deliver to each shareholder an appropriate notice setting forth such person's rights and the number of shares and the exercise price thereof of BancGroup Common Stock applicable to such option. Schedule 3.1 also contains complete and accurate copies of all Acquired Corporation's Stock Option Plans and forms of Acquired Corporation Stock Option Agreements used, and the most recent prospectus sent to stock option holders, if applicable.

       (ii) BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

       (c) In lieu of the conversion specified in paragraph (b)(i) of Section 3, no later than five days prior to the Effective Date, each holder of outstanding Acquired Corporation Options may provide written notice to Acquired Corporation (in form and substance reasonably satisfactory to BancGroup) that he or she wishes to exchange his or her Acquired Corporation Options, as of the Effective Date, and, to receive an amount of BancGroup Common Stock or cash, in exchange therefor. The amount of cash to be received shall be determined by calculating the difference between (i) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times the Exchange Ratio times Market Value and
(ii) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times the exercise price per share (as determined pursuant to the applicable stock option plan and stock option agreement of the Acquired Corporation) (such difference is referred to herein as the "Option Consideration"). If the holder of Acquired Corporation Options elects to receive BancGroup Common Stock in lieu of cash, the Option Consideration shall be divided by Market Value to determine the number of shares of BancGroup Common Stock to be received. In the event that the exercise prices of all Acquired Corporation Options are not the same, The Option Consideration shall be determined for each series of options and the number of shares of BancGroup Common Stock issued shall be totaled to obtain the aggregate number of shares to be received by that holder of such Acquired Corporation Options. No fractional shares shall be issued and fractions shall be paid in cash at the Market Value. If an Acquired Corporation Company Employee chooses to exchange his or her options in accordance with this
Section 3.1(c), he or she shall also receive a cash bonus equal to the Option Consideration multiplied by 0.34 less any consideration due such Acquired Corporation Company Employee under any "Tax Gross Up Bonus" or any other bonus related in any way to the exercise of the Acquired Corporation Options. If less than all such options are exchanged the bonus shall be reduced pro rata for those options not exchanged. For example, if an individual who holds 100 options of a particular class as of the Effective Date and whose bonus set out on Schedule 3.1(c) is $1,000, elects to exchange 80 options pursuant to this
Section 3.1(c) (leaving 20 options remaining); then such individual's bonus shall be $800 (800/100 x $100).

   3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup or an exchange agent appointed by BancGroup, of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Such holder shall receive cash for fractional shares. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered, but upon surrender such dividends and distributions shall be paid (without interest). Within a reasonable time after the Effective Date the Exchange Agent shall send a notice and transmittal form to each Acquired Corporation shareholder advising as to the effectiveness of the Merger and the procedure for exchange of stock certificates.

   3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

   3.4 Adjustments. In the event that, prior to the Effective Date, BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, or changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock (or such other company the shares of BancGroup Common Stock shall have been changed or exchanged for) into which the Acquired Corporation Stock shall be converted. Appropriate and proportionate adjustments shall also be made in the maximum and minimum Exchange Ratios set forth in this Agreement.

   3.5 BancGroup Stock. The shares of BancGroup Common Stock issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

   3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the TBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section
3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

                                   ARTICLE 4
            REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

   BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

   4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

   4.2  Capital Stock.

       (a) The authorized capital stock of BancGroup consists of (A) 200,000,000 shares of Common Stock, $2.50 par value per share, of which as of October 31, 2001, 115,202,034 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

       (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

   4.3  Financial Statements; Taxes.

       (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

          (i) Consolidated balance sheets as of December 31, 1999, December 31, 2000, and September 30, 2001;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001;

          (iv) Consolidated statements of changes in stockholders' equity for the three years ended December 31, 1998, 1999 and 2000, and for the nine months ended September 30, 2001.

   All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, stockholders equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The financial information listed above for the years ended December 31, 2000, 1999 and 1998 has been audited by BancGroup's independent auditor. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the nine months ended September 30, 2001, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

       (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under Section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

   4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation, as amended, or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

   4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under Section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

   4.6 Approval of Agreement. The board of directors of BancGroup has, or will have prior to the Effective Date, approved this Agreement and the transactions contemplated by it and has, or will have prior to the Effective Date, authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in Section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by Section 8.2 will not be granted without the imposition of material conditions or material delays.

   4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

   4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of BancGroup, reflected in the most recent balance sheet referred to in Section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

   4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered financial holding companies.

   4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

   4.11 Litigation. Except as disclosed in BancGroup's SEC filings or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any

Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

   4.12 Compliance. In the conduct of their respective businesses, BancGroup and its Subsidiaries are, to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of such businesses.

   4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

   4.14  SEC Filings.

       (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2000; (ii) 2000 Annual Report to Shareholders; (iii) the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001; and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 2000. Since December 31, 1999, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

       (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Shareholders Meeting.

   4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

   4.16 Brokers. Except for negotiations with SAMCO Capital Markets, a Division of Service Asset Management Company ("SAMCO"), all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

   4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

   4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

   4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5
       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

   Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

   5.1 Organization. Acquired Corporation is a Texas corporation, and the Bank is a national banking association. Acquired Corporation wholly owns MDBI, and MDBI is the sole stockholder of the Bank. Each Acquired Corporation Company (as defined in Section 14) is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

   5.2 Capital Stock. As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of 2,000,000 shares of common stock, $5.00 par value, 1,336,752 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 232,000 shares of its common stock subject to exercise pursuant to stock options under its stock option plans. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

   5.3 Subsidiaries. Except for MDBI and MBI Capital Trust I (the "MBI Trust"), a Delaware Business Trust, Acquired Corporation has no direct
Subsidiaries. MDBI owns all of the issued and outstanding    shares of the
Bank, and there are no Subsidiaries of the Bank. Acquired Corporation owns all of the issued and outstanding capital stock of MDBI free and clear of any liens, claims or encumbrances of any kind. Acquired Corporation owns all of the issued and outstanding common securities of MBI Trust free and clear of any liens, claims or encumbrances of any kind. MDBI owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable, except as such shares of the Bank may be deemed assessable under 12 U.S.C. (S)55. As of the date of this Agreement, there were 1,000,000 shares of the common stock, $5.00 par value, authorized by the Bank, and 700,000 of which are issued and outstanding. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock. As of the date of this Agreement, there were 1,000 shares of the common stock, $1.00 par value, authorized by MDBI, and 1,000 of which are issued and outstanding. MDBI has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock. As of the date of this Agreement, there were 24,743 shares of the common securities (having a $10.00 liquidation amount) and 800,000 shares of trust preferred securities (having a $10.00 liquidation amount), authorized by MBI Trust, all of which are issued and outstanding. MBI Trust has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

   5.4  Financial Statements; Taxes

   (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

      (i) Consolidated balance sheet as of December 31, 1999, and December 31, 2000;

      (ii) Consolidated statements of income for each of the two years ended December 31, 1999 and 2000;

      (iii) Consolidated statements of shareholders equity for each of the two years ended December 31, 1999, and 2000; and

      (iv) An unconsolidated balance sheet, statement of income, and statement of shareholders equity as of and for the nine-month period ended September 30, 2001.

   All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, shareholders equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The financial information contained in the above statements for the years ended December 31, 1999 and 2000, has been audited by the independent auditor for Acquired Corporation. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the nine months ended September 30, 2001, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

   (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under Section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

   (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

   5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under Section 5.4(a)(i) above, no Acquired Corporation Company has:

   (a) issued, delivered or agreed to issue or deliver any stock or other corporate equity securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director's qualifying shares;

   (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

   (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in Section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

   (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities. In no event shall the shareholders of Acquired Corporation be entitled to both an Acquired Corporation dividend and to BancGroup's regular dividend during the quarter in which the Effective Date occurs. Notwithstanding the foregoing, nothing in this Agreement shall prevent the Bank and MDBI from paying dividends to the Acquired Corporation in such amount necessary for the Acquired Corporation to make any interest payments on its debentures or other indebtedness outstanding as of the date of this Agreement. Provided, further, that in the event the Merger does not close prior to the record date for the second quarter dividend at BancGroup (such dividend generally being declared in the July meeting of the board of directors of BancGroup), the Acquired Corporation may pay a dividend to its Shareholders in an amount equal to the amount of dividend such Shareholders would have received if they were shareholders of BancGroup on such record date. For purposes of determining the amount of such dividend the Acquired Corporation may use the exchange ratio of
3.4808 in calculating the number of shares of BancGroup Common Stock that would have been received by the Shareholders.

   (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

   (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

   (g) suffered any Losses or waived any rights of value which in either event in the aggregate would have a Material Adverse Effect on Acquired Corporation considering its business as a whole;

   (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination would have a Material Adverse Effect on Acquired Corporation considering its business as a whole;

   (i) except as set forth in Schedule 5.5(i) or in accordance with normal and usual practice, and as previously disclosed to BancGroup, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

   (j) except in accordance with normal and usual practice, and as previously disclosed to BancGroup, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

   (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

   (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

   (m) other than this Agreement and the Stock Option Agreement, entered into any material transaction other than in the ordinary course of business; or

   (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

   Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this Section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

   5.6  Title and Related Matters.

   (a) Title. Each Acquired Corporation Company has good and indefeasible title to all the properties, interest in properties and Assets, real and personal, that are material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in Section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws. Complete and accurate copies of the deeds to all real property owned by each Acquired Corporation Company are attached hereto as Schedule 5.6(a).

   (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases are attached to Schedule 5.6(b).

   (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of the latest practicable date.

   (d) Computer Hardware and Software. Schedule 5.6(d) contains a listing of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Except as set forth in Schedule 5.6(d), Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to perform satisfactorily the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been attached to Schedule 5.6(d).

   5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, benefit deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made available to BancGroup for inspection.

   5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws (or comparable organizational documents in the case of MBI Trust) of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

   5.9 Litigation. Except as set out in Schedule 5.9, there is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the reasonable likelihood of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. Except as set out in Schedule 5.9, to the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

   5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

   5.11 No Conflict with Other Instrument. Except as disclosed in Schedule 5.11, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

   5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

   5.13 Absence of Regulatory Communications. Except as disclosed in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

   5.14 Absence of Material Adverse Change. Except as disclosed in Schedule 5.14, to the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under Section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

   5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect according to their respective terms, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

   5.16  Pension and Employee Benefit Plans.

   (a)  To the Knowledge of Acquired Corporation, all employee benefit plans of
(i) each Acquired Corporation Company and (ii) any entity from which any Acquired Corporation Company may lease employees have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of Section 3(2) of ERISA or any other retirement plan that is intended to qualify under Section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in Section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

   (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

   5.17 Buy-Sell Agreements. To the Knowledge of Acquired Corporation, there are no agreements among any shareholder of any Acquired Corporation Company granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation Company, any similar agreement or any voting agreement or voting trust in respect of any such shares.

   5.18 Brokers. Except with respect to SAMCO, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment. However, Acquired Corporation will pay fees to a financial advisor for the issuance of a fairness opinion as described on Schedule 5.18.

   5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in Section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

   5.20  Disclosure.

   (a) No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

   (b) On or before the date hereof the Acquired Corporation has delivered to BancGroup its Disclosure Schedules setting forth, among other things, exceptions to any and all of its representations and warranties in Article 5. While Acquired Corporation has used commercially reasonable efforts to identify in the Disclosure Schedule the particular representation or warranty to which each such disclosure or exception relates, each such disclosure or exception shall be deemed disclosed for purposes of all representations and warranties in
Article 5 and the Disclosure Schedule. The mere inclusion of an exception in the Disclosure Schedule shall not be deemed an admission by Acquired Corporation that such exception represents a material fact, event, or circumstance.

   5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this Section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

   5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect all known and reasonably anticipated risk inherent in the loans of Acquired Corporation to the Knowledge of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

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   5.23  Environmental Matters.  Except as provided in Schedule 5.23, to the
Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises now or previously owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which would suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

   5.24 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

   5.25 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

   5.26 Derivative Contracts. Except for the Stock Option Agreement, no Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under
Section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

   5.27  Non-Terminable Contracts or Severance Agreements.  Except as listed in
Schedule 5.28, no Acquired Corporation Company is a party to or has agreed to enter into an employment or vendor contract that is not terminable without penalty within 90 days or contains an extraordinary buyout. With the exception of certain agreements otherwise referenced in this Agreement, no Acquired Corporation Company is a party to or has agreed to enter into any employment agreement, non-competition agreement, salary continuation plan or severance agreement or similar arrangement with any Acquired Corporation Company employee. Complete and accurate copies to all contracts or agreements listed in
Schedule 5.28 are attached thereto.

   5.28 Absence of Gross Up Bonuses. Notwithstanding any provision hereof to the contrary and/or any disclosure contained in any schedule hereto, Acquired Corporation hereby represents and warrants that no

Acquired Corporation Company is a party to any existing agreement with any holder of an Acquired Corporation Option which creates an obligation, contingent or otherwise, to pay any "gross up" bonus or any other bonus of any nature whatsoever related to or arising out of the exercise of the Acquired Corporation Options.

                                   ARTICLE 6
                             ADDITIONAL COVENANTS

   6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

   (a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare, with the assistance of Acquired Corporation, and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, which filing shall include the prospectus and proxy statement for the Shareholders Meeting, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement and the matters to be considered at the Shareholders Meeting. BancGroup shall, as soon as reasonably practicable, prepare, with the assistance of Acquired Corporation, all necessary filings with any Federal or State banking Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use commercially reasonable efforts to secure all such approvals as soon as practicable, and shall also use commercially reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

   (b) Blue Sky Permits. BancGroup shall use commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

   (c)  Financial Statements.  BancGroup shall furnish to Acquired Corporation:

       (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

       (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

       (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

       (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

   (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation's officers and board of directors.

   (e) Listing. Prior to the Effective Date, BancGroup shall use commercially reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

   (f) Employee Benefit Matters. (i) On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy in effect as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this Section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

       (ii) For the purposes of this Section 6.1(f), an employee of Acquired Corporation Company shall include any leased employee.

   (g)  Indemnification.

   (i) Subject to the conditions set forth in the succeeding paragraph, for a period of three (3) years after the Effective Date, BancGroup shall, and shall cause Resulting Bank to indemnify, defend, and hold harmless (including advancement of expenses consistent with Texas Law) each director and officer of each Acquired Corporation Company (each being an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the extent authorized under the articles of incorporation and bylaws of the applicable Acquired Corporation Company and applicable Law.

       (ii) Any Indemnified Party wishing to claim indemnification under this subsection (g), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (i) BancGroup or Resulting Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Resulting Bank elects not to assume such defense, or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Resulting Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm or counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and
(iii) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further that BancGroup and Resulting Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

       (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of any Acquired Corporation Company, such director or officer of the Acquired Corporation Company shall have delivered to BancGroup on or prior to the Effective Date an affidavit in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against any Acquired Corporation Company. In the letter, the directors or officers shall (i) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent any Acquired Corporation Company is so liable) for claims for indemnification arising under Section 6.1(g) hereof;
(ii) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (iii)) against any Acquired Corporation Company; and (iii) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(g)(i) hereof.

       (iv) Acquired Company hereby represents and warrants to BancGroup that it has no knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this Section 6.1(g) other than as disclosed in the letters of the directors and executive officers referred to in Section 6.1(g)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

       (v) BancGroup shall use commercially reasonable efforts (and Acquired Corporation shall cooperate prior to the Effective Date of the Merger in these efforts) to maintain in effect for a period of three (3) years after the Effective Date of the Merger, Acquired Corporation's existing directors' and officer's liability insurance policy (provided that BancGroup may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Acquired Corporation (given prior to the Effective Date of the Merger) any other policy with respect to claims arising from facts or events which occurred prior the Effective Date.

       (vi) The obligations of BancGroup under this Section 6.1(g) are intended to be enforceable against BancGroup directly by the Indemnified Parties and shall be binding on all respective successors and assigns of BancGroup.

   (h)  Assumption of Obligations Related to the Trust Preferred
Securities. At or prior to the Closing Date, BancGroup shall take all steps and enter into all documentation necessary for the Acquired Corporation to continue its obligations under that certain Indenture, dated as of September 7, 2001, by and between the Acquired Corporation and First Union Trust Company, National Association ("First Union"), and that certain Trust Preferred Securities Guarantee Agreement, dated as of September 7, 2001, by and between the Acquired Corporation and First Union, relating to the trust preferred securities issued by MBI Trust. Additionally, BancGroup shall take all steps and enter into all documentation necessary for BancGroup to assume the obligations of the Acquired Corporation under the Indenture and Trust Preferred Securities Guarantee Agreement, including, without limitation, the execution and delivery of a supplemental indenture satisfactory in form to First Union, as trustee of MBI Trust.

   6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

   (a) Operations. Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use commercially reasonable efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation take any action to permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying as a tax-free reorganization within the meaning of
Section 368 of the Code. Notwithstanding the foregoing, nothing in this Agreement shall prevent the Bank and MDBI from paying dividends to the Acquired Corporation in such amount necessary for the Acquired Corporation to make any interest payments on its debentures or other indebtedness outstanding as of the date of this Agreement.

   (b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement (which shall include the prospectus/proxy statement for the Shareholder Meeting) and any regulatory filings and will cause the Shareholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use commercially reasonable efforts (subject to compliance with their fiduciary duties) to bring about the transactions contemplated by this Agreement, including shareholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

   (c) Prohibited Negotiations. (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent deemed necessary to comply with the fiduciary duties of Acquired Corporation's board of directors under applicable law (based on the written advice by counsel to such board of directors that failure to do so may constitute a breach of their fiduciary duties), no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that such action is based on the written advice at counsel to such board of directors that failure to do so may constitute a breach of their fiduciary duties under applicable law. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing. Acquired Corporation shall enter into the Stock Option Agreement with BancGroup dated as of the date of this Agreement.

       (ii) If Acquired Corporation (A) enters into a letter of intent or definitive agreement regarding an Acquisition Proposal with any third party (other than BancGroup or any of its Subsidiaries) prior to the earlier of (i) the Effective Date or (ii) the termination of this Agreement pursuant to
Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), or (B) if Acquired Corporation receives or is the subject of an Acquisition Proposal from a third party (other than BancGroup or its Subsidiaries) prior to the termination of this Agreement pursuant to
Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), and within 24 months after termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof) an Acquisition Proposal is consummated with such third party, Acquired Corporation covenants and agrees that it shall pay to BancGroup upon demand at any time (Y) after Acquired Corporation enters into an agreement which is legally binding on Acquired Corporation regarding an Acquisition Proposal or (Z) at any time on or after the date of consummation of such Acquisition Proposal, which ever is the first to occur, the principal sum of $6,000,000. Such payment shall compensate BancGroup for its direct and indirect costs and expenses in connection with the transactions contemplated by this Agreement, including BancGroup's management time devoted to negotiation and preparation for the Merger and BancGroup's loss as a result of the Merger not being consummated. The Parties acknowledge and agree that it would be impracticable or extremely difficult to fix the actual damages resulting from the foregoing events and, therefore, the Parties have agreed upon the foregoing payment as liquidated damages which shall not be deemed to be in the nature of a penalty. Other than the payment provided for in this section 6.2(c)(ii) and any Liability for expenses as set forth in Section 15.10 hereof, there shall be no other Liability or obligation on the part of any Acquired Corporation Company or their respective directors or officers resulting from any of the events described in this section 6.2(c)(ii).

   (d) Director Recommendation. The members of the board of directors of Acquired Corporation agree to support publicly the Merger subject to compliance with their fiduciary duties upon written advice of counsel.

   (e) Shareholder Voting. Acquired Corporation shall, on or before the date of execution of this Agreement, obtain and submit to BancGroup an agreement from each of its directors, executive officers and affiliates substantially in the form set forth in Exhibit A as BancGroup may require.

   (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

       (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period in which event the period shall be ninety (90) days) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

       (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

       (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its shareholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

       (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

       (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company (with the understanding that the litigation portion of the report need only contain changes in prior reported information that have been brought to the attention of Acquired Corporation by its counsel or otherwise, and that Acquired Corporation is not obligated to poll its outside counsel each month for such litigation information); (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings, provided, however, the Acquired Corporation may redact such portions of its minutes and omit such documents that pertain or relate to the advisability of the transactions contemplated hereby, or which information to be disclosed is of a nature such that, in the reasonable opinion of the body holding the meeting following consultation with counsel, disclosure would be inappropriate based on restrictions imposed by applicable antitrust, competition or similar laws or regulations; and (d) monthly financial statements, including a balance sheet and income statement.

   (g) Fiduciary Duties. Except as set out in Schedule 6.2(g), prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company, except as otherwise required by law, regulation or court order, in the defense of litigation for which Acquired Corporation or BancGroup may be liable, or in any actions relating to this Agreement and the transactions contemplated hereby.

   (h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall cause the Bank to consult with BancGroup and advise BancGroup of all of the Bank's loan requests over $500,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

                                   ARTICLE 7
                        MUTUAL COVENANTS AND AGREEMENTS

   7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use commercially reasonably efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of shareholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party. No Acquired Corporation Company shall take any action which would cause the merger to fail to qualify as a reorganization within the meaning of Section 368 of the Code. No Acquired Corporation Company shall take any action which would materially affect or delay receipt of the approval contemplated in Section 8.2 herein or materially delay performance of its covenants under this Agreement.

   7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion and as advised by counsel, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

   7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6 (or Y-10, as applicable), quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

   7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and the Confidentiality Agreements, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

   7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8
                   CONDITIONS TO OBLIGATIONS OF ALL PARTIES

   The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party or Parties relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Party or Parties may waive such conditions in writing:

   8.1 Approval by Shareholders. At the Shareholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

   8.2  Regulatory Authority Approval.

   (a) Orders, consents, and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the Merger, and (ii) satisfying all other requirements prescribed by Law (including without limitation, the expiration of any mandatory waiting periods). No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the board of directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   (b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of BancGroup would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.
   8.3 Litigation. None of the Parties shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Merger. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

   8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

   8.5 Tax Opinion. An opinion of PricewaterhouseCoopers LLP, shall have been received in form and substance reasonably satisfactory to Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of Section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation Stock exchanged therefor if such shares of Acquired Corporation Stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and
(vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation Stock was a capital asset in his or her hands as of the Effective Date). BancGroup shall pay the fees of PricewaterhouseCoopers LLP incurred in preparing and issuing the above mentioned opinion.

                                   ARTICLE 9
               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

   The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

   9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, except to the extent that the failure to be true shall not either individually or in the aggregate have a Material Adverse Effect on BancGroup and its subsidiaries, taken as a whole, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date, except to the extent that the failure to perform shall not have a Material Adverse Effect either individually or in the aggregate on BancGroup and its subsidiaries as a whole.

   9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under Section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

   9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or an Executive Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

   (a) the board of directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

   (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

   (c)  the certificate of incorporation and bylaws of BancGroup referenced in
Section 4.4 hereof remain in full force and effect;

   (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

   (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

   (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

   (g) BancGroup has authorized sufficient shares of its common stock for issuance to satisfy its obligations under this Agreement.

   9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

   9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

   9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose. All documents required to be executed and delivered by BancGroup as provided in this Agreement shall have been so executed and delivered.

   9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States, federally declared state of national emergency, or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

   9.8 Receipt of Fairness Opinion. The board of directors of Acquired Corporation shall have received, on or before the date of the mailing of the Proxy Statement, from its investment advisor, SAMCO, a written opinion to the effect that the Merger is fair to the shareholders of Acquired Corporation from a financial point of view.

                                  ARTICLE 10
                    CONDITIONS TO OBLIGATIONS OF BANCGROUP

   The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

   10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date, except to the extent that the failure to be true shall not, either individually or in the aggregate, have a Material Adverse Effect on Acquired Corporation and its subsidiaries taken as a whole, as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date, except to the extent that the failure to perform shall not have a Material Adverse Effect on Acquired Corporation and its subsidiaries, either individually or in the aggregate taken as a whole.

   10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under Section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

   10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice

President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

   (a) the board of directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the Merger and such resolutions have not been amended or modified and remain in full force and effect;

   (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

   (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

   (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in Section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

   (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

   (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

   10.4 Opinion of Counsel. BancGroup shall have received the opinions of Jenkens & Gilchrist, a Professional Corporation, counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C.

   10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date except in compliance with the 1933 Act and the rules and regulations of the SEC thereunder. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

   10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

   10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under Section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation Stock.

   10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

   10.9 Agreements. The officers and key employees of Acquired Corporation and/or Bank listed on
   Schedule 10.9 to this Agreement shall have entered into employment / non-compete agreements in a form and on terms acceptable to BancGroup.

                                  ARTICLE 11
                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

   All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentences of Section 7.4 and 6.2(c), and Sections 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

                                  ARTICLE 12
                                    NOTICES

   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

   (a) If to Acquired Corporation, Mr. Roy J. Salley, President, Mercantile Bancorp, Inc., 8144 Walnut Hill Lane, Suite 180, Dallas, Texas 75231, facsimile
(214)373-5858, with copies to Charles E. Greef, Esq. Jenkens & Gilchrist, a Professional Corporation, 1445 Ross Avenue, Suite 3200, Dallas, Texas 75202-2799, facsimile (214)855-4300, or as may otherwise be specified by Acquired Corporation in writing by Acquired Corporation to BancGroup.

   (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, Suite 500, Montgomery, Alabama 36104, facsimile (334) 240-5326, and Willard H. Henson, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                  ARTICLE 13
                           AMENDMENT OR TERMINATION

   13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation, provided that after any such approval by the shareholders of Acquired Corporation, no amendment shall be made that modifies in any material respect the consideration to be received by the shareholders of Acquired Corporation without the further approval of such shareholders.

   13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

   (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

   (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty
(30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in Section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

   (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty
(30) days after the giving of written notice to the breaching Party of such breach, and which breach would provide the non-breaching party the ability to refuse to consummate the Merger under the standard set forth in Section 10.1 of this Agreement in the case of BancGroup, and Section 9.1 of this Agreement in the case of Acquired Corporation, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full;

   (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to August 31, 2002, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 13.2(d);

   (e) without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand Acquired Corporations' performance under the Stock Option Agreement.

   13.3 Damages. In the event of termination pursuant to Section 13.2, this Agreement shall become void and have no effect except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any fraud, gross negligence and/or willful breach of warranty, representation, covenant or other agreement contained in this Agreement.

                                  ARTICLE 14
                                  DEFINITIONS

   The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation........ Mercantile Bancorp, Inc.

Acquired Corporation Company Shall mean Acquired Corporation, MDBI, the Bank, any
                             Subsidiary of Acquired Corporation or the Bank, or any
                             person or entity acquired as a Subsidiary of Acquired
                             Corporation, or the Bank in the future and owned by Acquired
                             Corporation or the Bank at the Effective Date.

Acquired Corporation Company Employee Shall include those employees whom Acquired Corporation
                                      Company leases from a third party.

Acquired Corporation Options Options respecting the issuance of a maximum of 232,000 shares of Acquired Corporation common stock pursuant to
                             Acquired Corporation's stock option plans.


Acquired Corporation Stock............ Shares of common stock, $5.00 par value, of Acquired
                                       Corporation.

Acquired Corporation Stock Option Plan The Mercantile Bancorp, Inc. Amended and Restated Stock
                                       Option Plan

Acquisition Proposal.................. Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination
                                       involving such Party or any of its Subsidiaries or the
                                       acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Affiliate............................. Shall have the meaning set forth in Rule 145 under the 1933
                                       Act.

Agencies.............................. Shall mean, collectively, the Federal Trade Commission, the
                                       United States Department of Justice, the Board of the
                                       Governors of the Federal Reserve System, the Federal Deposit
                                       Insurance Corporation, the Comptroller of the Currency, the
                                       Office of Thrift Supervision, all state regulatory agencies
                                       (including those of the States of Texas and Alabama) having jurisdiction over the Parties and their respective Subsidiaries,
                                       HUD, the VA, the FHA, the GNMA, the FNMA, the
                                       FHLMC, the NYSE, and the SEC.

Agreement............................. Shall mean this Agreement and Plan of Merger and the
                                       Exhibits and Schedules delivered pursuant hereto and
                                       incorporated herein by reference.

Assets................................ Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or
                                       intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and
                                       records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup............................. The Colonial BancGroup, Inc., a Delaware corporation with its principal offices in Montgomery, Alabama.

Bank.................................. First Mercantile Bank, National Association, a national banking association.

Bank Merger........................... The merger of Bank into Colonial Bank, as described in
                                       Section 2.8.

Closing............................... The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

      Code........ The Internal Revenue Code of 1986, as amended.

      Common Stock BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.


Confidentiality Agreements The Confidentiality Agreement, dated as of August 6, 2001, by and between BancGroup and SAMCO and the
                           Confidentiality Agreement, dated as of November 5, 2001, by and among BancGroup, Colonial Bank, Acquired
                           Corporation, and Bank.

Consent................... Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any
                           Contract, Law, Order, or Permit.

Contract.................. Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease,
                           obligation, plan, practice, restriction, understanding or
                           undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default........... Shall mean (i) any breach or violaion of or default under any
                   Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any
                   Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.............. The Delaware General Corporation Law.

Effective Date.... Means the date and time at which the Merger becomes effective as defined in Section 2.7 hereof.

Environmental Laws Means the laws, regulations and governmental requirements referred to in Section 5.23 hereof.

ERISA............. The Employee Retirement Income Security Act of 1974, as
                   amended.

   Exchange Ratio The ratio used to calculate the Merger Consideration as set forth in Section 3.1(a).

     Exhibits A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

     GAAP.... Means generally accepted accounting principles applicable to banks and bank holding companies consistently applied
              during the periods involved.

    Knowledge Means the actual knowledge (or the knowledge which should have been obtained) after due investigation and inquiry of the Chairman, President, Chief Financial Officer, and/or any other Executive Vice President of any entity to which such knowledge is attributed.


  Law...... Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its
            Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency, or any interpretations thereof by courts and/or governmental
            authorities.

  Liability Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

  Lien..... Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement,
            lien, mortgage, pledge, reser-va-tion, restriction, security interest, title retention or other security arrangement, or any ad-verse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such
            property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the
            aggregate, a Material Adverse Effect on a Party.

   Litigation Any action, arbitration, com-plaint, criminal prosecution, governmental or other examination or investi-ga-tion, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets
               (including Contracts related to it), or the trans-ac-tions con-templated by this Agreement. relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the trans-ac-tions con-templated by this Agreement.

 Loan Property Any property owned by the Party in question or by any of its
               Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.


Loss................... Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not
                        limited to, lost income and profits and interruptions of
                        business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and
                        consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Market Value........... Shall represent the per share market value of the BancGroup
                        Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the
                        Common Stock of BancGroup as reported by the NYSE on
                        each of the ten (10) consecutive trading days ending on the trading day five trading days preceding the Effective Date.

Material............... For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question;
                        provided that any specific monetary amount stated in this
                        Agreement shall determine materiality in that instance.

Material Adverse Effect On a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position,
                        Assets, business, or results of operations of such Party and its
                        Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to
                        consummate the Merger or the other transactions
                        contemplated by this Agreement, provided that "material
                        adverse effect" shall not be deemed to include the impact of
                        (v) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (w) actions and omissions of a
                        Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (x) changes resulting from changes in interest rates, (y) changes in general economic conditions, and
                        (z) the Merger and compliance with the provisions of this
                        Agreement on the operating performance of the Parties.

MBI Trust.............. MBI Capital Trust I, a Delaware Business Trust.
MDBI................... Mercantile Delaware Bancorp, Inc., a Delaware Corporation.

Merger................. The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration... The distribution of BancGroup Common Stock for each share of Acquired Corporation Stock (and cash for fractional shares) as provided in Section 3.1(a) hereof.

Net Income............. Net income in accordance with GAAP.

NYSE................... The New York Stock Exchange.


      Order Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party................. Shall mean Acquired Corporation or BancGroup, and
                       "Parties" shall mean both Acquired Corporation and
                       BancGroup.

Permit................ Any federal, state, local, and foreign governmental appro-val, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any
                       Person or its securities, Assets or business.

Person................ A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement....... The proxy statement used by Acquired Corporation to solicit the approval of its shareholders of the transactions
                       contemplated by this Agreement, which shall include the
                       prospectus of BancGroup relating to the issuance of the
                       BancGroup Common Stock to the shareholders of Acquired
                       Corporation.

Registration Statement The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to
                       shareholders of Acquired Corporation pursuant to this
                       Agreement, including the Proxy Statement.

Resulting Bank....... Colonial Bank as provided in Section 2.8.

Resulting Corporation BancGroup, as the surviving corporation resulting from the
                      Merger.

SEC.................. United States Securities and Exchange Commission.

Shareholders Meeting. The special meeting of shareholders of Acquired Corporation called to approve the transactions contemplated by this Agreement.

  Subsidiaries Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls
               5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

  TBCA........ Texas Business Corporation Act.

  Tax or Taxes Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

  1933 Act.... The Securities Act of 1933, as amended.

  1934 Act.... The Securities Exchange Act of 1934, as amended.

                                  ARTICLE 15
                                 MISCELLANEOUS

   15.1  Expenses.

   (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

   (b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

   15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

   15.3 Governing Law. Except to the extent the Laws of the State of Delaware and the State of Texas apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

   15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

   15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

   15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

   15.7  Construction   Use of the masculine pronoun herein shall be deemed to
refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

   15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

   15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

   15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including reasonable fees, disbursements and expenses of attorneys and costs of investigation).

   15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

   15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

   15.13 Entire Contract. This Agreement, the Confidentiality Agreements and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

   IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                      MERCANTILE BANCORP, INC.
BY:.   /s/  J. CRAIG WALLIS                BY:   /s/  Roy J. Salley
     -----------------------------------       ----------------------------------
       J. Craig Wallis                           Roy J. Salley
ITS:   Secretary                          ITS:   President and Chief Executive
                                                 Officer

(CORPORATE SEAL)

ATTEST:                                      THE COLONIAL BANCGROUP, INC.

BY:    /s/  WILLIAM A. MCCRARY            BY:    /s/  W. FLAKE OAKLEY, IV
     -----------------------------------       ----------------------------------
       William A. McCrary                        W. Flake Oakley, IV
ITS:   Assistant Secretary                ITS:   Executive Vice President, Chief
                                                 Financial Officer, and Secretary

(CORPORATE SEAL)

                                                                     APPENDIX B

Art. 5.11 Rights of Dissenting Shareholders in the Event of Certain Corporate Actions

   A. Any shareholder of any domestic corporation shall have the right to dissent from any of the following corporate actions:

   (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

   (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

   (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

   B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if: (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:
(a) listed on a national securities exchange; (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or (c) held of record by not less than 2,000 holders; (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than: (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:
(i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange; (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or (iii) held of record by not less than 2,000 holders; (b) cash in lieu of fractional shares otherwise entitled to be received; or (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

Art. 5.12 Procedure for Dissent by Shareholders as to Said Corporate Actions

   A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

   (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten
(10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

   (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

   (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty
(60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

   (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety
(90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

   B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation

(foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

   C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

   D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

   E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

   F. The provisions of this article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

   G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

Art. 5.13 Provisions Affecting Remedies of Dissenting Shareholders

   A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

   B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

   C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to
Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                                                     APPENDIX C

______________, 2002

The Board of Directors
Mercantile Bancorp, Inc.
8144 Walnut Hill Lane, Suite 172
Dallas, Texas 75231
Attn: Mr. Roy J. Salley, President & CEO

Members of the Board:

   We understand that Mercantile Bancorp, Inc. ("MBI"), a Texas Corporation, and The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"), have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated November 29, 2001, which provides for the merger (the "Merger") of MBI with and into BancGroup. Pursuant to the terms of the Reorganization Agreement, each issued and outstanding share of common stock, par value $5.00 per share, of MBI, as of the date the Merger becomes effective (the "Effective Date"), will be converted into the right to receive 3.4808 shares of BancGroup common stock, subject to adjustment as described in the Reorganization Agreement (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Reorganization Agreement.

   You have asked for our opinion ("Opinion"), as independent financial advisors, as to whether the Exchange Ratio, as set forth in the Reorganization Agreement, is fair from a financial point of view, to holders of MBI common stock.

   Our Opinion is based on information furnished to us by MBI and BancGroup, their accountants, or obtained by us from published and other sources we consider relevant. We have relied upon and assumed the accuracy and completeness of all information submitted to us or that was publicly available and have made no independent verification of this information. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying upon financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of MBI and BancGroup as to the expected future results of operations and financial condition of MBI and BancGroup to which such analyses or forecasts relate. We have relied as to all legal matters relevant to rendering our Opinion upon the advice of our counsel. MBI and BancGroup 's management have informed us that they know of no additional information that would have a material effect upon our Opinion.

   In arriving at our Opinion, we have followed generally accepted industry practices for the valuation of commercial banks and have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this Opinion. We have given consideration to all available financial data and other relevant factors affecting fair value including, but not limited to the following, (i) certain publicly available financial statements and other information of MBI and BancGroup, including but not limited to the September 30, 2001 Regulatory Call Report of First Mercantile Bank, N.A. (the "Bank"), FRY-9C Consolidated Financial Reports of MBI and Form 10Q (Quarterly Report) of BancGroup, (ii) certain internal financial statements and other financial and operating data concerning MBI and BancGroup prepared by the management of MBI and BancGroup, respectively, (iii) certain summary financial projections concerning MBI and BancGroup prepared by the management of MBI and BancGroup, respectively; (iv) discussions with senior executives of MBI regarding the past and current operations and prospects of MBI, (v) discussions with senior executives of BancGroup regarding the past and current operations and financial condition and the prospects of BancGroup, (vi) discussions with senior executives of MBI and BancGroup as to the strategic objectives of the Merger and the long term benefits expected to result from the Merger, including without limitation, certain estimates and timing of synergies and other cost savings for the continued company, (vii) reported prices and trading activity for transactions in MBI stock and BancGroup stock, (viii) the financial performance of MBI and BancGroup and the prices and trading activity of MBI and BancGroup with that of certain other comparable publicly traded companies and their securities, (ix) the financial terms, to the extent publicly available, of certain comparable transactions,
(x) the Reorganization Agreement and certain related documents, and (xi) such other factors as we have deemed appropriate.

   Over the past two years, SAMCO Capital Markets ("SAMCO") has been engaged by MBI to provide various financial advisory services, including rendering a fairness opinion for the Company's acquisition of TownBank, NA. SAMCO also served as placement agent for MBI's $8 million Trust Preferred Securities offering. We were requested to, and did, solicit third party offers to acquire all or any part of MBI. Neither SAMCO nor the individuals involved in this valuation have any present or contemplated future financial interest in MBI or BancGroup which might prevent them from rendering a fair and unbiased Opinion. Our Opinion is necessarily based upon the business, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter, and does not address MBI's underlying business decision to enter into the Reorganization Agreement or constitute any recommendations to any holder of common stock of MBI as to how such holder should vote with respect to the Reorganization Agreement.

   In reaching our Opinion, we have assumed that the Merger will be consummated in accordance with the terms described in the Reorganization Agreement. Based on the foregoing and in consideration of all relevant factors, it is our Opinion, as of the date of this letter, that the Exchange Ratio is fair, from a financial point of view, to all holders of MBI common stock.

   We consent to the reference to our firm and the inclusion of our Opinion in its entirety in any filing with the Securities and Exchange Commission related to the Merger and the Proxy Statement - Prospectus sent to MBI Shareholders.

   SAMCO Capital Markets appreciates the opportunity to be of service to you in this matter.

Very truly yours,

SAMCO Capital Markets

By: _________________________________________________________________
     Dory A. Wiley, CPA, CVA, CFA

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

     Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which certain officers and all directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements ("Indemnification Agreements") with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

      The Indemnification Agreements are intended to provide additional indemnification to directors and officers of BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

      Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys' fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys' fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by
(i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys' fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

      The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification Agreements:
(i) BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

      The Indemnification Agreements, therefore, cover any and all expenses (including attorneys' fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of BancGroup or is or was serving at the request of BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

      The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

     The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, BancGroup's Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

      The Indemnification Agreements impose upon BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if BancGroup pays a director or officer pursuant to an Indemnification Agreement, BancGroup will be subrogated to such director's or officer's rights to recover from third parties.

      The Indemnification Agreements stipulate that a director's or officer's rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors' and officers' liability insurance if such insurance can be maintained on terms, including rates, satisfactory to BancGroup.

      The benefits of the Indemnification Agreements would not be available if
(i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements); (ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or
(v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

      The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Item 21.    Exhibits.

       The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.

                                   Description
                                   -----------

2.1 Agreement and Plan of Merger between The Colonial BancGroup, Inc. and Mercantile Bancorp, Inc., dated as of November 29, 2001, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

2.2 Mercantile Bancorp, Inc. Outside Directors Stock Option Plan and Amended and Restated Stock Option Plan.

4.1 Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at
       Exhibit 4(B) above, and incorporated herein by reference.

4.2 Amendment to Article 4 of Registrant's Restated Certificate of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-56241), effective June 22, 1998, and incorporated herein by reference.

4.3 Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

4.4 Restated Dividend Reinvestment Plan of the Registrant dated April 18, 2001, Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and Amendment No. 2 thereto filed as a Post-Effective Amendment to Form S-3 (File No. 33-62071) on June 18, 2001, and incorporated herein by reference.

4.5 Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant's Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

4.6 All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.

5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

8      Tax Opinion of PricewaterhouseCoopers LLP.

12     Statements Regarding Computation of Earnings to Fixed Charges, filed as
       Exhibit 12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

23.1   Consent of PricewaterhouseCoopers LLP.

23.2   Consent of PricewaterhouseCoopers LLP.

23.3   Consent of Miller, Hamilton, Snider & Odom, L.L.C.

24     Power of Attorney.

99.1   Form of Proxy of Mercantile Bancorp, Inc.

Item 22.    Undertakings.

(a) The undersigned hereby undertakes as follows as required by Item 512 of Regulation S-K:

            (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

            (2)  That every prospectus (i) that is filed pursuant to paragraph
                 (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (d)  The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                 Statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 5th day of February, 2002.

                                    THE COLONIAL BANCGROUP, INC.

                                    By: /s/ Robert E. Lowder
                                        ---------------------------------------
                                        Robert E. Lowder
                                        Its Chairman of the Board of Directors,
                                        President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                        TITLE                                                                                 DATE
----------                        -----                                                                                 ----
      /s/ Robert E. Lowder        Chairman of the Board of Directors, President and Chief Executive Officer              **
---------------------------------
          Robert E. Lowder


     /s/ W. Flake Oakley, IV      Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and      **
--------------------------------- Principal Accounting Officer)
      W. Flake Oakley, IV

               *                  Director                                                                               **
---------------------------------
        Lewis E. Beville


               *                  Director                                                                               **
---------------------------------
        William Britton


               *                  Director                                                                               **
---------------------------------
        Jerry J. Chesser


               *                  Director                                                                               **
---------------------------------
   Augustus K. Clements, III


               *                  Director                                                                               **
---------------------------------
        Robert C. Craft


               *                  Director                                                                               **
---------------------------------
         Patrick F. Dye


               *                  Director                                                                               **
---------------------------------
     Clinton O. Holdbrooks


               *                  Director                                                                               **
---------------------------------
         Harold D. King


               *                  Director                                                                               **
---------------------------------
        John Ed Mathison


               *                  Director                                                                               **
---------------------------------
       Milton E. McGregor


               *                  Director                                                                               **
---------------------------------
     John C. H. Miller, Jr.




SIGNATURES                                 TITLE                                            DATE
----------                                 -----                                            ----


                *                          Director                                          **
----------------------------------
         Joe D. Mussafer


                *                          Director                                          **
----------------------------------
     William E. Powell, III


                *                          Director                                          **
----------------------------------
          James W. Rane


                *                          Director                                          **
----------------------------------
        Frances E. Roper


                *                          Director                                          **
----------------------------------
         Simuel Sippial


                *                          Director                                          **
----------------------------------
         Edward V. Welch

* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.

/s/ W. Flake Oakley, IV
----------------------------------
    W. Flake Oakley, IV
      Attorney-in-Fact

** Dated: February 5, 2002

                                  EXHIBIT INDEX

       EXHIBIT
       -------

         2.1 Agreement and Plan of Merger between The Colonial BancGroup, Inc. and Mercantile Bancorp, Inc., dated as of November 29, 2001, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

         2.2 Mercantile Bancorp, Inc. Outside Directors Stock Option Plan and Amended and Restated Stock Option Plan.

         4.1 Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

         4.2 Amendment to Article 4 of Registrant's Restated Certificate of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-56241), effective June 22, 1998, and incorporated herein by reference.

         4.3      Article II of the Bylaws of the Registrant filed as Exhibit
                  4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

         4.4 Restated Dividend Reinvestment Plan of the Registrant dated April 18, 2001, Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and Amendment No. 2 thereto filed as a Post-Effective Amendment to Form S-3 (File No. 33- 62071) on June 18, 2001, and incorporated herein by reference.

         4.5      Trust Indenture dated as of March 25, 1986, included as
                  Exhibit 4 to the Registrant's Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective
                  March 25, 1986, and incorporated herein by reference.

         4.6 All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.

         5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

         8        Tax Opinion of PricewaterhouseCoopers LLP.

        12 Statements Regarding Computation of Earnings to Fixed Charges, filed as Exhibit 12 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

        23.1      Consent of PricewaterhouseCoopers LLP.

        23.2      Consent of PricewaterhouseCoopers LLP.

        23.3      Consent of Miller, Hamilton, Snider & Odom, L.L.C.

        24        Power of Attorney.

        99.1      Form of Proxy of Mercantile Bancorp, Inc.